EQUIPPED FOR EVERY CHALLENGE



ANNUAL REPORT
2011

CAMERON

CHALLENGE IS NOT AN OBSTACLE TO BE FEARED...



...BUT A CALL TO ACTION

The risk in every challenge is that an individual or a company will not be prepared, will not be equipped to overcome, will not be capable of rising to the call.

WE HAVE ALWAYS BEEN READY

THE INDUSTRY IS CHANGING, AND CAMERON IS CONTRIBUTING

Over the past several years, the industry faced the challenge to reshape itself with an increased focus on safety, efficiency and environmental responsibility. The changes evolving from this focus have impacted every aspect of the industry, but are particularly visible on original equipment manufacturers (OEMs). The role of the OEM has changed since 2010, as the industry moves from a dependence on third-party contractors and self-directed maintenance and upgrades to greater dependence on the OEM for those services.

Cameron is seeing tremendous growth because of this shift. Our strong brand and diverse product and service offering have positioned us to lead as the industry's needs increase. Over the course of 2011, we strengthened our resources through strategic acquisitions that boost our production capabilities and enhance our product and service lines.

Cameron experienced record orders and revenues in 2011

Cameron's orders and revenues achieved historic highs in 2011. Orders were up from the prior year by 35%, while revenues exceeded 2010 by 13%. The ending backlog of $6 billion, up $1.2 billion from 2010, establishes a strong tailwind for 2012 revenue performance.

Record new orders were established for our Drilling and Surface Systems divisions, as well as the Valves & Measurement and Process & Compression Systems business segments. Record revenues were recorded for all three major business segments.

Noteworthy drivers of new orders included robust activity in the North American shale basins as well as new equipment and aftermarket activity in offshore drilling. The Valves & Measurement business segment continued to benefit from global production, pipeline and process activity. The Process & Compression Systems business segment benefited from the continued worldwide demand for separation technology.



Financial Highlights

CAMERON SET HISTORIC RECORDS IN ORDERS AND REVENUES IN 2011

YEARS ENDED DECEMBER 31: ($millions except per share)	**2011**	**2010**	**2009**
Orders	$ 7,827.6	$ 5,790.5	$ 4,595.2
Revenues	6,959.0	6,134.8	5,223.2
Earnings before interest, taxes, depreciation and amortization (EBITDA), excluding charges[1]	1,119.1	1,060.1	967.5
EBITDA, excluding charges[1] (as a percent of revenues)	16.1%	17.3%	18.5%
Net income, excluding charges[2]	664.1	599.2	535.9
Earnings per share, excluding charges[3]	2.67	2.42	2.38
Capital expenditures	388.1	200.7	240.9
Return on average common equity	11.3%	13.9%	17.3%

AS OF DECEMBER 31: ($millions except per share)	**2011**	**2010**	**2009**
Total assets	$ 9,361.7	$ 8,005.1	$ 7,725.4
Stockholders' equity	4,707.4	4,392.4	3,919.7
Shares outstanding[4]	245.5	243.9	244.7
Number of employees	22,500	19,500	18,100

1 See Note 3 of the Notes to Consolidated Financial Statements for information relating to Other Costs which have been excluded.

2 US GAAP net income as reported in 2011 was $521.9 million; 2010 was $562.9 million and 2009 was $475.5 million.

3 US GAAP diluted earnings per share as reported in 2011 was $2.09; 2010 was $2.27 and 2009 was $2.11.

4 Net of treasury shares.

The value of Cameron's diverse product offering and its ability to serve multiple market segments is validated by these strong order results.

Agreement with BP

In December 2011, we entered into an agreement with BP to settle the Deepwater Horizon matter. The agreement calls for BP to indemnify Cameron for all current and future compensatory claims against us in connection with the matter, including all pollution and natural resource damage compensatory claims and associated costs as well as any other claims arising from third parties. The agreement does not provide indemnification against fines and penalties, punitive damages or certain other potential non-compensatory claims. We do not, however, presently consider these items to represent significant risk. For this indemnity, Cameron agreed to pay BP $250 million. Net of insurer payments, Cameron took a 4Q 2011 charge of $83 million, pre-tax.

This agreement with BP was the right action for Cameron, as it largely removed a substantial portion of the litigation risks and uncertainties facing us, and it significantly reduces the financial exposure of the Company.

3 YEAR ORDERS & REVENUE GROWTH


ORDERS
REVENUES
($ MILLIONS)
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
0
'09
'10
'11
'09
'10
'11


EARNINGS PER SHARE, EXCLUDING CHARGES
$3.00
$2.50
$2.00
'09
'10
'11

Debt refinance and share repurchase

During the year, we strengthened our balance sheet by redeeming convertible debentures and issuing new debt, locking in at favorable future rates.

In December, our board of directors approved the buyback of up to $500 million in company shares. The buyback plan is an integral part of our commitment to create value through investing in the Company.

Investment in Cameron

We will continue to give priority to reinvesting in the Company, whether by capital investments, new business acquisitions or stock repurchases.

Capital spending in 2011 was a record $388 million. Increasing aftermarket capacity and infrastructure for unconventional resource plays were two major areas of investment focus.

Consistent with this strategy, Cameron acquired LeTourneau Technologies in 2011 for $375 million. This new asset complements our offerings in the drilling markets, helping Cameron to offer a broader approach for its customers.

Notwithstanding new acquisitions and capital investment, net debt at the end of 2011 was about $262 million, with $1.3 billion of cash and short-term investments on the balance sheet.

Focusing on purpose and core values

Cameron has a 90 year history, a highly respected brand and a well-established, strong and vibrant culture. We have grown significantly over the last decade in both size and complexity, greatly expanding our workforce worldwide by adding many people new to the industry and to the company.

In charting a course for the future, we have reaffirmed what we believe in and what we aim to accomplish. We have set long-term goals and developed the strategies to achieve them based on a foundation of strong core values and a strong sense of shared purpose. We recognized that our exceptional growth and business segments have created opportunities for enterprise-wide solutions grounded in the strength of the Cameron brand.

We continue to focus on the core values of Cameron:


EXCELLENCE
INNOVATION
COLLABORATION
INTEGRITY
RESPONSIBILITY

On a management level, this translates into a challenge to achieve excellence by setting the right tone and offering the right example for Cameron employees worldwide. We therefore set out to make our purpose and values clear and to leverage the power of the Cameron brand via a **One Cameron** approach to enterprise-wide initiatives, both strategic and operational.

The key to our growth – *One Cameron*

The best embodiment of our commitment to our values and to our mission is our new enterprise-wide approach. This is a concept that brings together the experience, expertise and resources of all of our business segments and builds a unified enterprise. As we focus on industry demands and challenges, we will do so as **One Cameron**, and that unity will allow us to move forward into new markets.

Our 22,500 employees around the globe are the key to our growth and success. At a time when the demands on OEMs have never been higher, our people remain the most valuable resource we have. We continue to invest in our people through improved training and recruitment practices and an ongoing commitment to community involvement.

Sustainability

Cameron continues to become involved in sustainability in the communities in which we live and work. Our program has three areas of concentration that include economics, care for the environment and social responsibility. And, as always, the underlying core value of Cameron is a focus on safety for our employees, for our products, for our communities and for the environment.

OUR FOCUS ON CAMERON'S CORE VALUES HAS RESULTED IN A REVITALIZED STATEMENT OF PURPOSE:

WE CREATE THE FLOW CONTROL TECHNOLOGY THAT ENERGIZES THE WORLD.



Cameron's core values are exemplified by our philanthropic efforts and involvement with universities. We were recently asked by the Texas Heart Institute to aid in the creation of next-generation artificial heart technology, and we are proud to have taken on such a historic endeavor.

We continue to be involved in university programs as well, through which we have access to some of the brightest and best minds emerging into the industry. This enables us to cultivate and recruit our next generation of leaders. We are helping to improve the hiring pool, not just for our own needs, but for the industry as well.

Our involvement with university programs is giving Cameron the opportunity to reach students with a new message about the future of the hydrocarbon industry – one that speaks of purpose, innovation and rising to a challenge. This can only help strengthen the energy industry as a whole, and Cameron in particular.

Equipping the industry for success in 2012 and beyond

Cameron's commitment to advancement stretches beyond the Company and into the industry. We continue to make investments in the design and acquisition of industry-changing products. We are investing in the cultivation and training of new experts and specialists who can breathe new innovation into the industry with fresh ideas and new perspectives.

We have begun a new era of doing business under the **One Cameron** banner, with world-class customer service at the forefront of our thinking and focus. We are working to craft new solutions that will be effective and efficient for our customers. We are working to expand the trusting relationships with our customers in ways that will set a new standard for the industry.

Moving forward, we see 2012 as an opportunity for continued growth and expansion. Our global footprint is increasing, as is our product and service offering. Regardless of the challenges to the industry, both past and future, Cameron has been and will continue to be equipped to aid in overcoming them. This year has proven that. Next year we will prove it again.

Sincerely,

Jack B. Moore

Chairman, President and Chief Executive Officer


One Cameron

UNIFYING OUR SERVICES UNDER ONE BANNER

Cameron offers a suite of products and services that can fill a wide variety of needs and bring new solutions to drilling contractors, pipeline and Exploration and Production (E&P) companies. This is the One Cameron approach.

*The impact of **One Cameron** on our business will be growth and expansion in the years ahead. It will mean increased opportunities to create new products and services while expanding further into new markets.*

What It Means To Cameron

One Cameron is our single-minded philosophy that a unified, enterprise-oriented company can readily face and overcome technical and industry challenges. Our goal is to create a top-performing, fully engaged workforce with an enterprise mindset, focused on providing outstanding customer satisfaction and loyalty.

One Cameron is the sharing of resources and expertise in a collaborative environment. Cooperation and sharing the burden of R&D across all of our business segments will add to Cameron's strength and to our resources. This is our opportunity to adapt specialized technology, solutions and expertise across all of Cameron, so that the Company as a whole benefits from our collective wisdom.

One Cameron starts with our corporate purpose to create the flow control technology that energizes the world. It demands a mindset that incorporates our foundational values of integrity and responsibility, fosters growth via innovation and collaboration and at all times measures success in terms of financial performance and customer service excellence. **One Cameron** is embodied in our brand promise and in how we choose to communicate with employees, customers and investors.

What It Means To Our Shareholders

One of Cameron's overriding strategic objectives is to achieve exceptional customer engagement and loyalty by providing consistent, outstanding product performance and customer service. Exceptional customer engagement will drive top-tier financial performance and long-term earnings growth.

What It Means To Our Customers

Over the years, customers have told us that we have great products and that we are among the best in our industry in providing service and support. Our long-term goal is nothing less than to earn enthusiastic loyalty by providing outstanding customer service. The aim of **One Cameron** is to provide unrivaled service that sets us apart in our industry.

Cameron wants to be an integral part of how our customers succeed, both operationally and financially. To accomplish this, we use state-of-the-art customer research to determine their needs and measure our performance against those needs. We then will apply rigorous training techniques to achieve identified service levels.

EQUIPPED FOR
DEMAND CHALLENGES

GEARING UP

LARGE-SCALE CHANGES ARE SWEEPING THE OIL AND GAS INDUSTRY

Drilling contractors, transportation and E&P companies are focused on improving safety, efficiency and environmental responsibility.

The industry has faced increased public scrutiny over the past two years. The need to safeguard human life and minimize environmental impact has become a priority for drilling contractors, transportation and E&P companies alike. The industry recognizes the need for increased vigilance and is responding by reorganizing itself to prioritize safety and the prevention of problems before they arise.





Territory 1
DEMAND CHALLENGES
pg. 8
10 Focusing on safety
11 Threading the needle
12 OEM means bigger opportunities
13 Doing the right things
16 Meeting extreme challenges
17 CAMSHALE
18 Unconventional oil and gas
Territory 2
PRODUCTION CHALLENGES
pg. 15
20 Compression migration
21 Making room for Cameron
22 Deep water and subsea challenges
23 Aftermarket strategy
26 Our university program in Brazil
27 Getting our pulse up
27 Looking to the Arctic
Territory 3
GLOBAL CHALLENGES
pg. 24
28 Always ready
LEGEND
0 12.5 25 50 100 MILES
CIMV – Chemical Injection Metering Valve
BOP – Blowout Preventer
E&P – Exploration and Production
PVM – Project Valve Management
FPSO – Floating Production Storage and Offloading
IOC – International Oil Company
R&D – Research and Development
OEM – Original Equipment Manufacturer
PSI – Pounds per Square Inch



Focusing on safety

The events of 2010 have had a widespread impact on the industry. The 111th Congress, over the course of the past two years, proposed amendments and legislation that would alter the landscape of the oil and gas industry for decades to come. Legislation regarding blowout preventers (BOPs) that would affect both offshore and onshore leasing and development, and a proposal to reinstate the exploration moratorium on the Pacific and Atlantic coasts have been put forth.

To date, none of this legislation has been enacted. There was simply no consensus for the proper response. Congress has taken a wait-and-see approach.

Recognizing there could be heightened scrutiny, many in the industry responded immediately through increased self-regulation and improved compliance.

The self-regulation of the industry is driving the need to prioritize maintenance, repair, upgrading and retrofitting of equipment and facilities. This has created an increased demand on OEMs, resulting in a unique and large-scale growth period for Cameron's aftermarket business.

Congress is also promulgating far-reaching pipeline integrity legislation aimed at improving domestic pipeline safety. This could create a significant opportunity for our Valves & Measurement business segment once technical requirements are defined.

$250 MILLION

ON THE RISE DOWN UNDER

Chevron's Gorgon project in Australia began with a $37 billion investment, and is expected to come online in 2014. This is a $250 million opportunity for Cameron's Valves & Measurement business segment.

Today the industry is turning to OEMs for maintenance, repair and upgrades more than any other time in history.



As the industry experiences an increased focus on safety, Cameron is augmenting its capacity offshore and onshore to help meet the demands that the industry is facing. As we open new facilities and make new acquisitions, we continue to improve and grow Cameron's capabilities and business potential.

Growth fuels growth

Cameron is meeting the critical needs of the offshore drilling community by adding new facilities and new personnel. This allows us to help industry players to operate safer and avoid rig downtime.

Our recent acquisition of LeTourneau adds to our product line with drilling equipment as well as rig designs and components for both the land and offshore rig markets. The product offering from this acquisition includes elevating systems, skidding systems, cranes, top drives, rotary tables, drawworks, mud pumps and rig control and power systems.

Our goal is customer service excellence

Cameron is working to enhance customer service by continually improving in key areas such as aftermarket support, employee training and responsiveness to customer needs. We are encouraging our employees to be aware of and respond to the service needs of our customers, and this will drive satisfaction and loyalty for the Cameron brand.

Threading the Needle

CAMERON IS PROVIDING THE INDUSTRY WITH THE TOOLS TO ACCOMPLISH THE IMPOSSIBLE

Reaching reserves of oil and natural gas in deep water is a difficult and complex challenge.

With some water depths at more than 10,000 feet, just getting to the ocean's floor is an exercise in precision, requiring the expertise of engineers with specialized knowledge.



Tee
Walking Beam
Reins
Temper Screw
Yoke and Tee
Swivel
C-Hook
Rope Clamp
Any Size, any Depth
Casing Head
Derrick Floor
Sill
Rope Socket
Sinker
Tool Joints
Jars
Tool Joints
Drill Stem
Drilling Bit (Varied to Suit Conditions)

FIG. 7. – A string of standard cable tools.

SURFACE TO SUBSEA

To understand the difficulty, consider standing on the roof of a skyscraper on a dark, moonless night.

On the sidewalk, hundreds of stories below, is a needle. Your challenge is to lower a string down the side of the skyscraper, compensating for high winds, and thread the needle from that vantage point.

Now imagine doing this through thousands of feet of water, compensating for the crushing pressures of the ocean depths with little to no visibility, and you will have a clearer picture of the technical challenges facing deepwater drilling.

This is challenging, but with advances in technology and the expertise of specially trained experts, it is not impossible. Cameron is providing just such tools to the industry.

WORLD'S FIRST

Blowout Preventer



In 1922, Cameron led the way in industry safety through the development of the world's first BOP, a replica of which was on display at the Smithsonian Institution for many years. We started on land and have continued to evolve our technology to meet the demands of today's most challenging environments.

Chevron's Gorgon project in Australia represents a multiyear opportunity for Cameron's Valves & Measurement business segment.



Operators today are more focused on quality and the efficiency of equipment on their rigs, platforms and Floating Production Storage and Offloading (FPSO) vessels than at any other point in history. Cameron is set to meet the demands of these customers by providing solutions that have a smaller footprint, work at higher efficiency and cost less on implementation.

OEM means bigger opportunities

Today, operators are increasingly turning to OEMs for repairs, upgrades and maintenance of their equipment, leading to tremendous opportunities in service repair as well as new direct sales. Because of this, in 2011, Cameron saw record growth with more than $650 million in total drilling aftermarket business bookings – an increase of more than $275 million in just one year.

Cameron is streamlining its business to offer one-stop solutions to drilling contractors, transportation and E&P companies. We also work with these customers to plan installations, repairs and upgrades during scheduled maintenance periods to avoid interruptions and minimize facility downtime.

Meeting the challenge of increased demand

Thanks to advances in drilling production technology, unconventional resource plays have become a rich source of hydrocarbons for the world's energy needs. Retrieving these hydrocarbons is a difficult task that requires rugged equipment, built to withstand extremes in pressure and temperature as well as highly abrasive materials.

There is an increasing demand for manufacturers to develop new and better technology for the retrieval of unconventional oil and gas as safely and efficiently as possible, and this is driving an increase in orders. Cameron has seen record growth in orders in its Drilling and Surface Systems divisions and its Valves & Measurement and Process & Compression Systems business segments.

We intend to meet the demand growth head-on, bringing new facilities online while enhancing our existing facilities and adding capacity in new manufacturing and aftermarket operations. We are also considering capital investments in new locations.

Capacity to meet increased demand

Cameron has stated that reinvestment in itself is its highest investment priority. We are continually examining the capacity constraints of our businesses and adding capacity in core competency areas that auger high returns on invested capital for our shareholders. In 2011, we saw substantial capital commitments to our capacity needs in unconventional oil and gas, drilling aftermarket and emerging markets. Careful evaluation of market dynamics and Cameron capabilities are factors in such evaluations and commitments.

While capacity expansions have been historically evaluated by individual business needs, the **One Cameron** concept has changed our perspective. As products are now closely allied in a complementary manner, mutually serving the same market segments, we consider synergies in our evaluation process. An excellent example of this is our capital commitment to new aftermarket service and training centers.

Historically, aftermarket service investment was evaluated based on the needs of a particular business. Today, we consider how the enterprise-wide needs of Cameron can best be met. Cross-organization synergies and maximization of customer satisfaction become critical elements of the evaluation model.

People are Cameron's best resource

As our resources grow, we are building training facilities that can assimilate new employees into our **One Cameron** company culture, imparting our commitment to quality and continued growth. Facilities such as those built in cooperation with UNICAMP (*Universidade Estadual De Campinas*) in Brazil will emphasize professional qualification programs, technology training and multidisciplinary training for engineering students pursuing a career in R&D. Our efforts here will improve internal recruitment and strengthen our workforce.

We see our people as being the best resource we have for meeting ever-increasing industry demands, in 2012 and beyond. We are confident in our success because we trust in this resource.

$2.0 BILLION

A NEW RECORD IN BOOKINGS

Cameron's Valves & Measurement business segment saw its biggest year for bookings in the Company's history.

$200 MILLION

CAMERON RECEIVES SURFACE EQUIPMENT ORDER FROM CONOCOPHILLIPS

Our multiyear agreement with ConocoPhillips in the North Sea calls for Cameron to furnish surface wellheads and Christmas trees for multiple wells during the contract term, with an additional provision for aftermarket support and services over the life of the field.

ONE CAMERON

Doing the right things & Doing things right



Fig. 1. – Construction of rope.

One Cameron is our strategy for reaching consistent customer service excellence.

For a global manufacturing and engineering-based company like Cameron, operational excellence in cycle time, production cost and technical quality are a must. On an enterprise level, this demands consistent global processes supported by ongoing initiatives in information technology, supply chain management and production process innovation and the like – doing things right.

The right path for growth is not dictated by operational efficiency. It is determined by wise choices made in the context of competitive and industry forces and the company's core strengths – strategy or simply doing the right things.

As Cameron has grown and diversified, it has developed many different business line strategies for growth. The challenge of **One Cameron** is to find a few key strategies that will guide the entire enterprise and work in all contexts. For Cameron, those strategies center on the customer experience and on world-class service and quality.



EQUIPPED FOR PRODUCTION CHALLENGES

UNCHARTED TERRITORY



DEEPER WATER. GREATER PRESSURE. HARSHER ENVIRONMENTS.

The demands on equipment and OEMs are greater than ever.

The movement from conventional to unconventional oil and gas is creating new challenges for the industry and new opportunities for Cameron. Similarly, the remote and harsh environments involved in offshore drilling present new technical challenges. As demand continues to increase, drilling contractors and E&P companies are charged with improving the efficiency and safety of the extraction, processing and distribution of oil and natural gas. New technology must be created to compensate for high pressures, extreme temperatures and harsh environments. Economy of space as well as equipment efficiency, performance and safety, all become as important as bottom-line financial concerns.

Over the last two years, Cameron set new records in pressure with the development of both a 20,000 and a 25,000 psi BOP – two industry firsts.



Meeting extreme challenges

Offshore and onshore markets continue to offer new challenges in dealing with extreme environmental factors – higher operating temperatures, higher pressures and other reservoir characteristics. Our strategy for working with these extremes is to develop our existing product lines, transfer what we have learned from similar experiences and environments, and innovate with new products. We are developing our technology to meet the demands of these environmental extremes safely, while ensuring we achieve the quality and reliability expectations of our customers. We are also acquiring new technology and resources tailored to perform under these high-risk conditions.

These challenges offer unique opportunities for Cameron. As we develop and acquire new technology and improve upon existing technology, we are creating new opportunities for the placement of Cameron products offshore and onshore. We continue to grow with each new industry challenge, meeting them all with innovations in technology and customer service. Our **One Cameron** approach allows us to transfer specialized knowledge and expertise to all areas of the business, and thus bring fresh perspective and new answers to industry challenges.

Demands on offshore and onshore drilling contractors

In 2005, we ramped up new manufacturing capacity to meet increased demand from drilling contractors and E&P companies. As offshore demand suddenly increased, particularly in deep water, many companies rushed to meet that demand. Cameron also increased efforts in this market, but we realized that onshore operations would continue to require the same high levels of service. We committed ourselves to maintaining a strong relationship with both offshore and onshore drilling companies.

Following the events of 2010, many drilling contractors rushed to recertify and upgrade existing equipment to begin addressing anticipated regulatory changes. Cameron is working closely with these valued customers to get their equipment readied for future use as recertifications and upgrades are ordered.

25,000 PSI

ENABLING TECHNOLOGY FOR THE INDUSTRY

In 1922 Cameron revolutionized the oil and gas industry with the world's first BOP. We are doing it again with the world's first 18-3/4" 20,000 psi BOP, which has shattered records in pressure. Within only a year, we repeated our success by building the world's first 13-5/8" 25,000 psi BOP, delivered in December 2011.

Camshale

TYING UP ALL THE LOOSE ENDS

CAMSHALE™ is a good example of the One Cameron approach. Through this service, we are providing customers with a trained workforce to operate as a single customer-facing team.

CAMSHALE services is an industry first, providing one-stop access to Cameron's full range of flow equipment products, systems and services critical to the shale gas completion and production system requirements of our customers. We provide the technical expertise, systems innovation and safety leadership needed to increase the operational efficiency of our customers throughout the life of the field.

CAMSHALE is a good example of One Cameron

Unconventional resource plays are an important part of the world's hydrocarbon landscape. Extracting these hydrocarbons requires an exercise in efficiency, and streamlining the process not only saves producers millions in production costs but also lessens the risk of technical mishaps and environmental impact.

We first determined what the industry wanted as deployable solutions. We looked at our current portfolio, identifying products and services to invest in for increased efficiency. We then put together an optimized value chain that included the resources a producer would need to efficiently exploit unconventional resources.

Next we defined our services. We want to be where our major customers are, and we want to be **One Cameron**, not just a mix of product offerings.

We brought sales and operations together and determined that our services are all about pressure control and fluid management. With this in mind, we structured CAMSHALE products and services to readily meet the completion and production needs of our customers, helping them to maximize productive time and minimize capital outlay.

CAMSHALE is **One Cameron** in action. We offer novel products to our customers – modular concepts that are based on solid, efficient designs. We are taking a systematic approach and not focusing on individual products, with the goal of leaving no "orphaned assets" behind at the drill site. Our customers choose Cameron because our equipment can operate in the toughest environments, handle the most extreme pressures and work with extremely abrasive fluids. We can maximize the useful life of an asset while maintaining its integrity.



CAMSHALE provides customers with one solution and a single point of contact

CAMSHALE is all about meeting the needs of the production environments of shales.
We give our customers a single-source solution that includes:

COMPLETION
We are an industry leader in providing quality components such as wellheads, Christmas trees, actuators, chokes and controls that help lower completion costs.

FRAC SUPPORT
We are committed to improving frac equipment, reducing its size and weight and increasing safety, reliability and efficiency.

FLUID MANAGEMENT
We are a market leader in process packages and technology for the separation of oil, gas, produced water and solids.

COMPRESSION
We are a major supplier of reciprocating and centrifugal compressors. Our equipment is respected for its reliability and performance.

In offshore drilling, a little more than half of the almost 600 rigs currently in operation globally are using Cameron equipment. Of these, nearly 16% are more than 30 years old and will require upgrades to remain competitive in today's market. This should lead to an increase in aftermarket sales, as well as sales of new equipment. Cameron is committed to meeting the increased upgrade and maintenance demands in the industry.

Cameron is a major provider of reciprocating compression equipment.



Unconventional oil and gas is perfectly suited for *One Cameron*

Developing unconventional oil and gas plays is both capital intensive and service intensive. As E&P companies struggle with the inherent difficulties of extracting oil and gas from these punishing environments, the industry is charged with creating new technology to not only make that extraction possible but more efficient, scalable and safer.

Cameron already had solutions for dealing with extreme environments and abrasive materials, and these readily transferred to the shale plays. These unconventional resource plays are opening up opportunities to leverage our proven products and services and apply them in innovative ways.

By combining the expertise and experience of our various business segments, we are able to approach problems with an array of solutions already developed and ready to deploy.

$1.4 BILLION

A RECORD IN SURFACE BOOKINGS

2011 saw our highest bookings for surface equipment in the Company's history, putting us in an unprecedented position for profits in this business in 2012.

Unconventional resource plays provide us with unique opportunities that allow us to apply our specialized knowledge in new ways.



We are aligning our services to allow our customers to fully exploit well site opportunities

Cameron's unconventional oil and gas initiative actually started in 2008, when the Company began to think about things differently in response to the challenges E&P companies and drilling contractors were facing with these plays. We recognized that the business model was changing and that, to help operators be more effective, we would need to change our perspective, as well.

We began looking at different metrics, such as revenue per well, in our Surface Systems division. We also began looking for and developing solutions that would make extraction more efficient.

Cameron is unique at the well site, offering frac trees, flowback services, material handling and rigless operations all under one banner. With this extensive catalog of products and services, the Company is uniquely positioned to take advantage of well site opportunities. Through programs such as CAMSHALE, we are meeting the demands of our customers in shale plays by offering these comprehensive products and services. Frac trees and flowback manifolds are often rented rather than purchased, offering customers flexibility in their planning.

This shift in perspective has been an opportunity for Cameron to examine all of its business segments and determine what services could best be combined or applied in new ways. We looked for new opportunities that built on our existing product and service offerings, and this has served as a foundation for our adoption of the **One Cameron** approach.

Unconventional resources create valve opportunities

The demands implicit in capturing hydrocarbons from shale deposits have prompted drilling contractors and E&P companies to expand their existing facilities while building new ones to continue to meet increasing needs. This heightened activity has created a dramatic increase in the demand for valves from OEMs. Due to the abrasive operating conditions, these valves have a shorter asset life – perhaps 12 to 15 fracs – meaning that Cameron has an ongoing opportunity to sell more of these valves through maintenance and repair services. This demand continues even as operators migrate from dry to oily gas plays.

FPSOs provide global opportunities for the placement of Cameron products.



PVM – a solutions approach to complex valve needs

Project Valve Management (PVM) is a business within the Valves & Measurement business segment. We created this group to provide project management for large-scale complex valve orders, primarily for multinational oil and gas companies. We have frame agreements with several major companies that allow us to address their total valve needs, and we see tremendous potential growth in this market. The entire suite of customer valve requirements is addressed for projects in LNG, pipeline, production platforms and processing. In addition, by continuously growing the population of engineered and process valves, we increase aftermarket opportunity.

$19 MILLION

CAMERON ENHANCES ITS R&D EFFORTS IN BRAZIL

In March, we signed a Memorandum of Understanding with Petrobras, confirming our intent to invest in R&D facilities in two locations in Brazil. This benefits our Jacarei plant as well as the UNICAMP compound in Campinas.

Compression migration

Our Process & Compression Systems business segment provides both standard and custom solutions for separation and treatment of oil and gas, water and solids. We are also continuing to expand our gas and air compression systems applications.

Cameron's Process & Compression Systems business segment is able to provide comprehensive solutions to satisfy customer needs in a variety of oil and gas markets. These include wellhead production, midstream gathering and storage, FPSOs, refining and fuel gas boosting.

Compression is migrating from industrial applications to more gas applications. We have increased gas applications from 15% to 22% over 2011, and that number is expected to further grow in 2012.

Making Room for Cameron

EACH FPSO OFFERS US A $150 MILLION OPPORTUNITY IN SEPARATION TECHNOLOGY AND VALVES AND AN EVER-LARGER OPPORTUNITY IN SUBSEA HARDWARE.

FPSOs provide rich opportunity for Cameron. Our interest is not in the hull but on the topside, where we see 25 to 30 opportunities per year globally.

There are thousands of parts and components on an FPSO, and thus myriad opportunities for us to place Cameron products on the topside as well as on the subsea floor.

TOPSIDE

TREATMENT & SEPARATION

We have a complete line of technology solutions that offer reliability, high efficiency and lower operating costs.

Our **glycol dehydration system** removes water vapor from natural gas to prevent hydrate formation and corrosion and maximize pipeline efficiency.

The **CYNARA® CO_2 separation system** is a pre-treatment membrane system for dehydrating gas, recovering liquid hydrocarbons and separating CO_2.

Cameron's **butterfly valves** are engineered for long-term, maintenance-free performance. They are used in a wide range of applications across the industry including on FPSOs.

VALVES & MEASUREMENT

Cameron's valves and measurement products have been woven into the offshore infrastructure of the US and the world.

WKM®, **GROVE®**, **TK®** and **DEMCO®** are important valve offerings for FPSO applications.

Our **CALDON® LEFM® 380 series gas ultrasonic meters** use a compact transmitter enclosure that can be integrated or pipe mounted.

SUBSEA

Cameron's Subsea Systems division provides wellheads, trees, manifolds, flowline connectors, production controls and workover systems.

The **Chemical Injection Metering Valve™ (CIMV)** is a streamlined device that can operate at 15,000 psi. It uses real-time feedback for adjustments to flow rate and injection readings. More than 38 installations are using this technology.

Cameron's Subsea Production System, comprised of our subsea tree, manifold and connection technology, represents the vital plumbing in a sea floor installation.

MARS™ (Multiple Application Reinjection System) is a universal interface that enables any intervention process to be fitted to any well at any time in the field life.

Our **RING-O® subsea ball valve** design is similar to equivalent topside valves, but has additional features to withstand the external pressure caused by seawater at operating depths.



TOPSIDE
SUBSEA





A Cameron subsea tree awaiting installation.

Deep water and subsea challenges

Deep water is a frontier with the highest spending growth levels that the industry has seen in decades. The opportunities are global in nature and present their own set of risks and challenges. Development of deepwater and subsea projects presents unique technical challenges, including great water depth, high pressures, extreme temperatures, hydrocarbon recovery, sensitive environmental conditions and space and weight limitations on the E&P vessels designed specifically for these applications.

Already one of the world's largest suppliers of subsea trees, with over 1,800 installed or shipped along with the associated subsea systems hardware, Cameron is enabling operators to overcome the challenges of deep water through the innovative application of our subsea technologies. This includes the marinization of FPSO topside modules for subsea processing applications and continued product development that focuses on long-term equipment reliability and equipment performance. We are developing Intelligent Field concepts and applications while maintaining our focus on project execution excellence. Our goal is to mitigate risk and provide schedule assurance, and of course, we continue to focus on safe and environmentally sound installation and operation of products in the field.

As a result, Cameron continues to enhance its position in deepwater projects and subsea exploration making us an integral part of the infrastructure required for successful deepwater production.

Aftermarket is changing the game

Cameron's aftermarket business supports all the needs of the customer once the product leaves our factory. We take this responsibility very seriously and continue to invest heavily in people and facilities throughout the global marketplace.

Our goal is to provide value-added products and services that extend the life of our products while enhancing the safety and reducing the operating costs of our customers.

Cameron continued its annual growth in aftermarket, finishing 2011 with record orders of nearly $2 billion. Our strategic plans going forward include a continued focus on expanding our offerings to existing and new customers, thereby increasing the market share of our OEM products.

In 2010, a trend began within the oil and gas industry to rely more heavily on the OEMs for support of their products. To meet this increase in demand, Cameron quickly invested new capital and personnel in the aftermarket. Major aftermarket expansions in the US, Brazil, Australia, Iraq, Singapore and China are under way and will be online in the next year. Investing in aftermarket services helps build stronger relationships with customers, while also enhancing the profitability of Cameron.

ONE CAMERON

Aftermarket Strategy



FIG. 2. – Whipping.

To meet our strategic goals for aftermarket – a doubling of revenues in five years – we intend to enhance customer intimacy and loyalty by fully engaging employees and customers in the service delivery process.

By establishing a level of unparalleled service performance, we expect to strengthen customer loyalty.

By keeping old customers and winning the loyalty of new ones, we create a powerful growth driver.

$650 MILLION

A NEW INDUSTRY FOCUS ON OEM HAS WORKED TO CAMERON'S BENEFIT

Aftermarket bookings in drilling jumped from over $375 million to more than $650 million in one year.

$375 MILLION

CAMERON ACQUIRES LETOURNEAU TECHNOLOGIES DRILLING SYSTEMS AND OFFSHORE PRODUCTS

This addition complements our existing products offering and enhances the growth opportunities for our drilling systems platform. LeTourneau offers a broad solutions opportunity in the drilling space.

EQUIPPED FOR
GLOBAL CHALLENGES

LEVERAGING STRENGTH

OUR TECHNOLOGY IS USEABLE AROUND THE GLOBE

Expanding our footprint means getting Cameron equipment into more operations worldwide.

Cameron is already a global company, with operations in over 50 countries around the world. We will continue to expand on international opportunities by focusing on Brazil, Nigeria, Russia, China, Iraq, India and other emerging markets.



Brazil expansion

In February, we acquired *Vescon Equipamentos Industrias, Ltda.*, a privately-owned surface equipment company which has more than 40 years of manufacturing experience in Brazil.

Vescon manufactures products such as onshore wellhead and Christmas tree systems and production valves for the Brazilian oil and gas industry. The acquisition allows Cameron to meet local content requirements while enabling us to meet regional demand faster.

In addition to our new R&D facility at UNICAMP, we are also expanding infrastructure at three other facilities. This will allow us to meet Brazil's ever-growing requirements. Brazil holds tremendous offshore and onshore potential for Cameron.

Continuing growth in Iraq

Over the course of 2012, we will complete our new facility in Iraq. This facility will provide a variety of products and services, adding to our ability to continue meeting the increased needs of our customers.

Global unconventional resource opportunities

For the first time in history, the US may be in a position to export hydrocarbons to other nations. This growth is due in large part to the opportunities arising in unconventional resources. As technology improves, becoming more efficient, and as the costs of retrieving shale oil decline, the potential for this market continues to grow.

$1.8 BILLION

A NEW RECORD IN SALES

Cameron's aftermarket business had record sales for 2011, the biggest year in the Company's history.

OUR UNIVERSITY PROGRAM IN BRAZIL

The work we are doing with Brazilian universities is creating new and unique opportunities for Cameron in that region.

Our engineers are mentoring students during their senior year, creating two benefits: Cameron projects are being worked on by bright minds with new perspectives, and we are introducing these students to real-world challenges as well as to Cameron's corporate culture. There are around a dozen projects in progress at the moment, with an average of three students per project.

We are building a research center at UNICAMP that represents an $6 million research investment. The center is part of a new research park at the university, and we are the first corporate tenant to occupy this space. Our work here will include research and collaboration with the university. We will have offices for our engineers which can also accommodate visiting professors and students.

Brazil has a major technical philanthropy thrust, and is encouraging businesses to perform research and development in-country. Cameron elects to do R&D within Brazil, in order to strengthen its relationship in that country. In addition, working with the students in these programs is helping to improve the hiring pool for Cameron, creating a resource of well-educated engineering students who already have a favorable impression of the Company.

Cameron's acquisition of LeTourneau enhances its capabilities in drilling and allows us to provide more kit to its drilling customers.



This is a unique opportunity for Cameron as we are a well-established brand in the US, and a move toward exports could mean an increased demand for our products at the wellhead and on rigs and platforms worldwide.

As unconventional resource reserves are identified globally, Cameron sets its sights on these ground floor opportunities.

Looking to the Arctic

When we consider the next frontier for hydrocarbon production, we are looking to the Arctic. For years, it was estimated that around 20% of the world's unexploited oil and natural gas reserves are located beneath the ice in the Arctic. Now, there is reason to believe that the percentage could be much higher.

Getting to those hydrocarbons is one of the biggest challenges faced by the industry, due largely to the extremes of the environment – extreme temperatures and extreme pressures, on top of the everyday challenges of harsh and abrasive materials and the normal risks of drilling and production.

As this market opens up, Cameron intends to be there, front and center. We are already looking to our past experience with high-pressure and extreme-temperature environments, such as deep water, to guide us in building for the Arctic. As we draw on the combined expertise and specialized knowledge of our cross-discipline team of engineers, we are confident that we can be a major presence in the region.

ONE CAMERON

Getting Our Pulse Up



Fig. 3. – Slipped square knot

Cameron was asked by the Texas Heart Institute to donate our expertise in valves, compression technology and fluid-flow regulation to help create the next generation of artificial heart technology. Our cross-discipline team of engineers worked in their off hours, applying what we know about valve and pump technology.

We Learned a Few Things

We learned how to deal with "shearing stress," or the damage that can be caused to blood cells as a valve is opened and closed.

Making a Contribution

We developed an early-stage prototype, and donated over $100,000 in services for in-kind matching by cash donors. We have also pledged a cash donation of $500,000 to the Texas Heart Institute, over the next three years.

Nearing Completion

As the new design moves from development to readiness, Cameron will turn over all rights of ownership to the Texas Heart Institute for completion and manufacturing.

THE WORK AT THE TEXAS HEART INSTITUTE SAVES THOUSANDS OF LIVES EVERY DAY. CAMERON IS PROUD TO BE A PART OF THAT EFFORT.



Investing for the future

We are in a cycle of continuous improvement. We are growing and enhancing our product lines and service offerings at a robust rate. We must always remain nimble and flexible, able to readily adapt as the industry changes, as we enter new environments and new markets and as the demands of oil and gas increase.

Our drilling aftermarket business saw a great deal of expansion in 2011 thanks in part to the increased demands on OEMs. Upgrades, maintenance and repair, and recertifying existing equipment have driven aftermarket sales more than at any other time in history. Our 2011 investment in the drilling systems division was more than $60 million, excluding our $375 million acquisition of LeTourneau. Current high demand for aftermarket services will make this a good investment for 2012 and beyond.

We continue to invest in equipment design and development, especially in frac trees, manifolds and flowback systems. Our total investment for 2011 in these products was approximately $100 million.

Always ready

Over the past two years, the oil and gas industry has faced challenges of public scrutiny, a self-imposed tightening of compliance and the ongoing challenges inherent in exploring new territory and overcoming extremes in the environment. As the industry has faced these challenges, Cameron has always been there, ready to respond. We remain ready.

Cameron is working to provide comprehensive, efficient and economical solutions to the industry to meet every challenge. As public scrutiny pushes the oil and gas industry to adopt tighter regulations, as harsher environments and deeper depths come into play, as the industry expands into new frontiers and new markets, Cameron is ready to meet and overcome these challenges. We are building new solutions, expanding our capacity and enhancing our strength through new facilities, new acquisitions and additional personnel.

WE HAVE ALWAYS BEEN READY.

WE ARE EQUIPPED FOR THE CHALLENGES OF THE INDUSTRY.

CAMERON

EQUIPPED FOR EVERY CHALLENGE

ANNUAL REPORT

2011

The following discussion of the historical results of operations and financial condition of Cameron International Corporation (the Company or Cameron) should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this Annual Report. All per share amounts included in this discussion are based on diluted shares outstanding.

OVERVIEW

Cameron provides flow equipment products, systems and services to worldwide oil, gas and process industries through three business segments, Drilling & Production Systems (DPS), Valves & Measurement (V&M) and Process & Compression Systems (PCS).

The DPS segment includes businesses that provide systems and equipment used to control pressures and direct flows of oil and gas wells. Its products are employed in a wide variety of operating environments including basic onshore fields, highly complex onshore and offshore environments, deepwater subsea applications and ultra-high temperature geothermal operations. Products within this segment include surface and subsea production systems, blowout preventers (BOPs), drilling and production control systems, block valves, gate valves, actuators, chokes, wellheads, manifolds, drilling risers, top drives, draw works, mud pumps, other rig products and aftermarket parts and services. Customers include oil and gas majors, national oil companies, independent producers, engineering and construction companies, drilling contractors, rental companies and geothermal energy producers.

The V&M segment includes businesses that provide valves and measurement systems primarily used to control, direct and measure the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. Products include gate valves, ball valves, butterfly valves, Orbit® valves, double block and bleed valves, plug valves, globe valves, check valves, actuators, chokes and aftermarket parts and services as well as measurement products such as totalizers, turbine meters, flow computers, chart recorders, ultrasonic flow meters and sampling systems. Customers include oil and gas majors, independent producers, engineering and construction companies, pipeline operators, drilling contractors and major chemical, petrochemical and refining companies.

The PCS segment includes businesses that provide oil and gas separation equipment, heaters, dehydration and desalting units, gas conditioning units, membrane separation systems, water processing systems, reciprocating and integrally geared centrifugal compression equipment and related aftermarket parts and services. The Company's process and compression equipment is used by oil and gas producers and processors, gas transmission companies, compression leasing companies, independent power producers, petrochemical and refining companies, natural gas processing companies, durable goods manufacturers, utilities, air separation and chemical companies.

Exposure to deepwater markets

Based upon the Company's broad portfolio of products, the Company has a significant presence in the offshore oil and gas drilling, production and infrastructure market. Cameron provides BOPs, drilling and production risers, subsea production systems, oil and gas separation equipment, chokes, valves and compression equipment to the offshore market. In fact, six of the Company's eleven divisions participate in this market. Approximately 32% of the Company's 2011 revenue was derived from the deepwater market.

Exposure to international markets

Revenues for the years ended December 31, 2011, 2010 and 2009 were generated from shipments to the following regions of the world:

(dollars in millions)

REGION	2011	2010	2009
North America	**$ 3,084.0**	$ 2,491.3	$ 2,032.5
South America	**647.8**	524.7	504.3
Asia including Middle East	**1,270.9**	1,178.2	1,042.1
Africa	**1,002.1**	1,182.4	684.5
Europe	**753.8**	655.2	789.7
Other	**200.4**	103.0	170.1
	$ 6,959.0	$ 6,134.8	$ 5,223.2

In addition to the historical data contained herein, this Annual Report, including the information set forth in the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this report, may include forward-looking statements regarding future market strength, customer spending and order levels, revenues and earnings of the Company, as well as expectations regarding equipment deliveries, margins, profitability, the ability to control and reduce raw material, overhead and operating costs, cash generated from operations, legal fees and costs associated with a number of lawsuits filed against the Company in connection with the Deepwater Horizon matter, capital expenditures and the use of existing cash balances and future anticipated cash flows made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results may differ materially from those described in any forward-looking statements.

Any such statements are based on current expectations of the Company's performance and are subject to a variety of factors, some of which are not under the control of the Company, which can affect the Company's results of operations, liquidity or financial condition. Such factors may include overall demand for, and pricing of, the Company's products; the size and timing of orders; the Company's ability to successfully execute large subsea and drilling projects it has been awarded; the possibility of cancellations of orders in backlog; the Company's ability to convert backlog into revenues on a timely and profitable basis; the outcome of pending litigation; the impact of acquisitions the Company has made or may make; the potential impairment of goodwill related to such acquisitions; changes in the price of (and demand for) oil and gas in both domestic and international markets; raw material costs and availability; political and social issues affecting the countries in which the Company does business, including the ability of companies to obtain drilling permits following the lifting of a temporary moratorium imposed by the United States government on drilling activities in deepwater areas of the Gulf of Mexico; fluctuations in currency markets worldwide; and variations in global economic activity. In particular, current and projected oil and gas prices historically have generally directly affected customers' spending levels and their related purchases of the Company's products and services. As a result, changes in oil and gas price expectations may impact the demand for the Company's products and services and the Company's financial results due to changes in cost structure, staffing and spending levels the Company makes in response thereto. See additional factors discussed in "Factors That May Affect Financial Condition and Future Results" contained herein.

Because the information herein is based solely on data currently available, it is subject to change as a result of, among other things, changes in conditions over which the Company has no control or influence, and should not therefore be viewed as assurance regarding the Company's future performance. Additionally, the Company is not obligated to make public disclosure of such changes unless required under applicable disclosure rules and regulations.

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to costs to be incurred on projects where the Company utilizes accounting rules for construction-type and production-type contracts for revenue and cost of sales recognition, warranty obligations, bad debts, inventories, intangible assets, assets held for sale, exposure to liquidated damages, income taxes, pensions and other postretirement benefits, other employee benefit plans, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions.

Critical Accounting Policies

The Company believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of its consolidated financial statements. These policies and the other sections of the Company's Management's Discussion and Analysis of Results of Operations and Financial Condition have been reviewed with the Company's Audit Committee of the Board of Directors.

Revenue Recognition — The Company generally recognizes revenue, net of sales taxes, once the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the equipment has occurred or services have been rendered, (iii) the price of the equipment or service is fixed and determinable and (iv) collectibility is reasonably assured. For certain engineering, procurement and construction-type contracts, which typically include the Company's subsea and drilling systems and processing equipment contracts, revenue and cost of sales are recognized in accordance with accounting rules relating to construction-type and production-type contracts. Under this guidance, the Company recognizes revenue on these contracts using a units-of-completion method. Under the units-of-completion method, revenue and cost of sales are recognized once the manufacturing process is complete for each unit specified in the contract with the customer, including customer inspection and acceptance, if required by the contract. This method requires the Company to make estimates regarding the total costs of the project, which impacts the amount of gross margin the Company recognizes in each reporting period. The Company routinely, and at least quarterly, reviews its estimates relating to total estimated contract profit or loss and recognizes changes in those estimates as they are determined. Revenue associated with change orders is not included in the calculation of estimated profit on a contract until approved by the customer. Costs associated with unapproved change orders are deferred if (i) the customer acknowledges a change has occurred and (ii) it is probable that the costs will be recoverable from the customer. If these two conditions are not met, the costs are included in the calculation of estimated profit on the project. Anticipated losses on these contracts are recorded in full in the period in which they become evident.

Factors that may affect future project costs and margins include the ability to properly execute the engineering and design phases consistent with our customers' expectations, production efficiencies obtained, and the availability and costs of labor, materials and sub-components. These factors can significantly impact the accuracy of the Company's estimates and can materially impact the Company's future period earnings. Approximately 26%, 36% and 28% of the Company's revenues for the years ended December 31, 2011, 2010 and 2009, respectively, were recognized under accounting rules for construction-type and production-type contracts.

Allowance for Doubtful Accounts — The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Such allowances are based upon several factors including, but not limited to, historical experience, the length of time an invoice has been outstanding, responses from customers relating to demands for payment and the current and projected financial condition of specific customers. Were the financial condition of a customer to deteriorate, resulting in an impairment of its ability to make payments, additional allowances may be required. See Note 4 of the Notes to Consolidated Financial Statements for additional information relating to the Company's allowance for doubtful accounts.

Inventories — The Company's aggregate inventories are carried at cost or, if lower, net realizable value. Inventories generally located in the United States and Canada are carried on the last-in, first-out (LIFO) method. Inventories generally located outside of the United States and Canada are carried on the first-in, first-out (FIFO) method. The Company provides a reserve for estimated inventory obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value. The future estimated realizable value of inventory is generally based on the historical usage of such inventory. The Company ages its inventory with no recent demand and applies various valuation factors based on the number of years since the last demand from customers for such material. If future conditions cause a reduction in the Company's current estimate of realizable value, due to a decrease in customer demand, a drop in commodity prices or other market-related factors that could influence demand for particular products, additional provisions may be required. Additional information relating to the Company's allowance for obsolete and excess inventory may be found in Note 5 of the Notes to Consolidated Financial Statements.

Goodwill — The Company reviews the carrying value of goodwill in accordance with accounting rules on impairment of goodwill, which require that the Company estimate the fair value of each of its reporting units annually, or when impairment indicators exist, and compare such amounts to their respective carrying values to determine if an impairment of goodwill is required. The estimated fair value of each reporting unit is determined using discounted future expected cash flows (level 3 observable inputs) consistent with the accounting guidance for fair value measurements. Certain estimates and judgments are required in the application of the fair value models, including, but not limited to, estimates of future cash flows and the selection of a discount rate. Generally, this review is conducted during the first quarter of each annual period. Based upon the most recent annual evaluation, no impairment of goodwill was required. At December 31, 2011, goodwill recorded by the Company was approximately $1.6 billion. Should the Company's estimate of the fair value of any of its businesses, in particular the fair value of the Custom Process Systems business in the PCS segment with approximately $566.3 million of goodwill at December 31, 2011, decline dramatically in future periods due to changes in customer demand, market activity levels, interest rates or other factors which would impact future earnings and cash flow or market valuation levels of the Company or any of its reporting units, an impairment of goodwill could be required. Additional information relating to the Company's goodwill may be found in Note 6 of the Notes to Consolidated Financial Statements.

Product Warranty — The Company provides for the estimated cost of product warranties either at the time of sale based upon historical experience, or, in some cases, when specific warranty problems are encountered. Should actual product failure rates or repair costs differ from the Company's current estimates, or should the Company reach a settlement for an existing warranty claim in an amount that is different from what has been previously estimated, revisions to the estimated warranty liability would be required. See Note 7 of the Notes to Consolidated Financial Statements for additional details surrounding the Company's warranty accruals.

Contingencies — The Company accrues for costs relating to litigation, including litigation defense costs, claims and other contingent matters, including liquidated damage liabilities, when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties, amounts specified by contract, amounts designated by legal statute or management's judgment, as appropriate. Revisions to contingent liability reserves are reflected in income in the period in which different facts or information become known or circumstances change that affect the Company's previous assumptions with respect to the likelihood or amount of loss. Amounts paid upon the ultimate resolution of contingent liabilities may be materially different from previous estimates and could require adjustments to the estimated reserves to be recognized in the period such new information becomes known.

Uncertain Tax Positions — The Company accounts for uncertainties in its income tax positions in accordance with income tax accounting rules. Rulings from tax authorities on the validity and amounts allowed for uncertain tax positions taken in current and previous income tax filings could impact the Company's estimate of the value of its uncertain tax positions in those filings. Changes in the Company's estimates are recognized as an increase or decrease in income tax expense in the period determined. See Note 12 of the Notes to Consolidated Financial Statements for further information.

Deferred Tax Assets — The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company has considered all available evidence in assessing the need for valuation allowances, including future taxable income and ongoing prudent and feasible tax planning strategies. Accordingly, the Company has recorded valuation allowances against certain of its deferred tax assets as of December 31, 2011. In the event the Company were to determine that it would not be able to realize all or a part of its deferred tax assets in the future, an adjustment to the valuation allowances against these deferred tax assets would be charged to income in the period such determination was made.

The Company also considers all unremitted earnings of its foreign subsidiaries, except certain amounts primarily earned before 2003, certain amounts earned during 2009, certain amounts previously earned by NATCO Group Inc. (NATCO), and amounts previously subjected to tax in the U.S., to be permanently reinvested. Should the Company change its determination of earnings that it anticipates are to be remitted, it would be required to change the amount of deferred income taxes that are currently recorded. It is not practical for the Company to compute the amount of additional U.S. tax that would be due on amounts considered to be permanently reinvested.

Derivative Financial Instruments — The Company recognizes all derivative financial instruments as assets and liabilities on a gross basis and measures them at fair value. Under the accounting requirements on derivatives and hedging, hedge accounting is only applied when the derivative is deemed highly effective at offsetting changes in anticipated cash flows of the hedged item or transaction. Changes in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other elements of comprehensive income until the underlying transactions are recognized in earnings, at which time any deferred hedging gains or losses are also recorded in earnings on the same line as the hedged item. Any ineffective portion of the change in the fair value of a derivative used as a cash flow hedge is recorded in earnings as incurred. The amounts recorded in earnings from ineffectiveness of cash flow hedges for the years ended December 31, 2011, 2010 and 2009 have not been material. The Company may at times also use forward or option contracts to hedge certain other foreign currency exposures. These contracts are not designated as hedges. Therefore, the changes in fair value of these contracts are recognized in earnings as they occur and offset gains or losses on the related exposures. At December 31, 2011, the Company also had in place fixed-to-floating rate interest rate swaps on a portion of its long-term fixed rate debt. Changes in the fair value of these contracts are reflected as an increase or decrease in interest expense as incurred.

The determination of the effectiveness or ineffectiveness of many of the Company's derivative contracts that are accounted for as cash flow hedges is dependent to a large degree on estimates of the amount and timing of future anticipated cash flows associated with large projects or plant-wide inventory purchasing programs. These estimates may change over time as circumstances change or may vary significantly from final actual cash flows. Changes in these estimates that result in the derivative contracts no longer effectively offsetting the expected or actual changes in the anticipated cash flows could impact the amount of the change in the fair value of the derivative contracts that must be recognized immediately in earnings each period.

At December 31, 2011, the Company had a net liability totaling $12.4 million recorded in its Consolidated Balance Sheet reflecting the fair value of all open derivative contracts at that date. See Note 18 of the Notes to Consolidated Financial Statements for further information.

Pension and Postretirement Benefits Accounting — The Company recognizes the funded status of its defined benefit pension and other postretirement benefit plans in its Consolidated Balance Sheets. The measurement date for all of the Company's plans was December 31, 2011. As described more fully in Note 8 of the Notes to Consolidated Financial Statements, the assumptions used in calculating the pension amounts recognized in the Company's consolidated financial statements include discount rates, interest costs, expected return on plan assets, retirement and mortality rates, inflation rates, salary growth and other factors. The Company based the discount rate assumptions of its defined benefit pension plan in the United Kingdom on the average yield at December 31, 2011 of a hypothetical high-quality bond portfolio (rated AA- or better) with maturities that approximately matched the estimated cash flow needs of the plan. The Company's inflation assumption was based on an evaluation of external market indicators. The expected rate of return on plan assets was based on historical experience and estimated future investment returns taking into consideration anticipated asset allocations, investment strategy and the views of various investment professionals. During 2011, the plan assets increased in value by approximately $15.0 million. The difference between this actual return and an estimated growth in the value of those assets of $18.2 million will be deferred in accumulated other elements of comprehensive income and amortized as an increase to expense over the remaining service life of the plan participants. Retirement and mortality rates were based primarily on actuarial tables that are thought to approximate actual plan experience. In accordance with the accounting requirements for retirement plans, actual results that differ from these assumptions are recorded in accumulated other elements of comprehensive income and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. At December 31, 2011, the Company had an after-tax actuarial loss, net of pension credits, totaling $56.2 million that will be amortized as an increase in future pension expense. While the Company believes the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company's pension obligations and future expense.

The following table illustrates the sensitivity to a change in certain assumptions used in (i) the calculation of pension expense for the year ending December 31, 2012 and (ii) the calculation of the projected benefit obligation (PBO) at December 31, 2011 for the Company's most significant remaining pension plan, the United Kingdom pension plan:

(dollars in millions)	**Increase (decrease) in 2012 pre-tax pension expense**	**Increase (decrease) in PBO at December 31, 2011**
Change in Assumption:		
25 basis point decrease in discount rate	$ 1.2	$ 12.7
25 basis point increase in discount rate	$ (1.2)	$ (11.2)
25 basis point decrease in expected return on assets	$ 0.6	$ –
25 basis point increase in expected return on assets	$ (0.6)	$ –

Financial Summary

The following table sets forth the consolidated percentage relationship to revenues of certain income statement items for the periods presented:

	YEAR ENDED DECEMBER 31,		
	2011	**2010**	**2009**
Revenues	**100%**	100%	100%
Costs and expenses:			
Cost of sales *(exclusive of depreciation and amortization shown separately below)*	**69.5**	68.7	67.8
Selling and administrative expenses	**14.4**	14.0	13.7
Depreciation and amortization	**3.0**	3.3	3.0
Interest, net	**1.2**	1.2	1.7
Other costs *(see Note 3)*	**2.5**	0.8	1.5
Total costs and expenses	**90.6**	88.0	87.7
Income before income taxes	**9.4**	12.0	12.3
Income tax provision	**(1.9)**	(2.8)	(3.2)
Net income	**7.5%**	9.2%	9.1%

Recent Market Conditions

Information related to a measure of drilling activity and certain commodity spot and futures prices during each year and the number of available deepwater floaters at the end of each period follows:

	YEAR ENDED DECEMBER 31,		INCREASE (DECREASE)	
	2011	**2010**	**Amount**	**%**
Drilling activity (average number of working rigs during period)[1]:				
United States	**1,875**	1,540	335	21.8%
Canada	**423**	351	72	20.5%
Rest of world	**1,168**	1,094	74	6.8%
Global average rig count	**3,466**	2,985	481	16.1%
Commodity prices (average of daily U.S. dollar prices per unit during period)[2]:				
West Texas Intermediate Cushing, OK crude spot price per barrel in U.S. dollars	**$ 95.05**	$ 79.51	$ 15.54	19.5%
Henry Hub natural gas spot price per MMBtu in U.S. dollars	**$ 4.00**	$ 4.37	$ (0.37)	(8.5)%
Twelve-month futures strip price (U.S. dollar amount at period end)[2]:				
West Texas Intermediate Cushing, OK crude oil contract *(per barrel)*	**$ 98.85**	$ 93.68	$ 5.17	5.5%
Henry Hub Natural Gas contract *(per MMBtu)*	**$ 3.30**	$ 4.64	$ (1.34)	(28.9)%
Number of deepwater floaters and semis under contract in competitive major markets at period end:[3]				
U.S. Gulf of Mexico	**29**	31	(2)	(6.5)%
Northwestern Europe	**37**	34	3	8.8%
West Africa	**35**	24	11	45.8%
Southeast Asia and Australia	**32**	27	5	18.5%

[1] Based on average monthly rig count data from Baker Hughes
[2] Source: Bloomberg
[3] Source: ODS – Petrodata Ltd.

The average number of worldwide operating rigs continued to increase during 2011, reaching their highest levels in the last decade, due largely to increased activity levels in North America. Outside of North America, average 2011 rig counts also increased modestly in all other major regions of the world as compared to 2010. Rig count levels worldwide have generally been on an upward trend since the second quarter of 2009, when levels bottomed out below 2,000 operating rigs, levels last seen during 2003, following a steep decline that started during the fourth quarter of 2008.

Crude oil prices (West Texas Intermediate, Cushing, OK) reached a high of nearly $114 per barrel in April 2011 before declining throughout much of the second and third quarters of the year. Beginning in the fourth quarter of 2011, crude oil prices climbed from just under $80 per barrel at the beginning of the period to almost $100 per barrel by year end. On average for the year, prices were up 19.5% compared to the average daily price in 2010.

Natural gas (Henry Hub) prices trended downward during 2011 and 2010 reaching their lowest levels since near the end of the third quarter of 2009. On average, prices during 2011 were 8.5% lower than prices during 2010 and were just above the average daily prices during 2009. The 12-month futures strip price for natural gas at December 31, 2011 was at its lowest level in the last three years covered by this report. In response to the current low natural gas prices, several oil and gas exploration and production companies have indicated that they are curtailing development activities for "dry gas" wells. To date, this activity has shifted to areas that produce gas with a mixture of liquid hydrocarbons ("wet gas" wells); thus there has been no significant drop off of overall U.S. activity levels to date which have negatively impacted the Company. Should the 12-month futures strip price stay at currently depressed levels for a long period of time, the portion of the North American rig count directed to gas drilling could decline further, which could impact the Company's future order flow. Additionally, should the price of various liquid hydrocarbons drop dramatically, rather than shifting activities from dry gas wells to wet gas wells, customers may elect to curtail overall activity levels which could also negatively impact the Company's future orders flow in the U.S.

Historically, the level of capital expenditures by the Company's customers, which impacts demand for much of the Company's products and services, has been affected by the level of drilling, exploration and production activity as well as the price of oil and natural gas. The recent changes in crude oil and natural gas prices and expectations of future prices may affect the future capital spending plans of certain of the Company's customers.

RESULTS OF OPERATIONS

Consolidated Results – 2011 Compared to 2010

Net income for 2011 totaled $521.9 million, or $2.09 per diluted share, compared to net income for 2010 of $562.9 million, or $2.27 per diluted share. The Company incurred approximately $0.58 per share of other costs in 2011, including approximately $0.47 per share related to a charge for an indemnity settlement reached with BP Exploration and Production, Inc. and legal costs incurred in connection with the Deepwater Horizon matter, which is discussed in further detail in Note 19 of the Notes to Consolidated Financial Statements. Such other costs in 2010 amounted to approximately $0.15 per share. Absent these costs, the Company's earnings per diluted share would have been $2.67 per share in 2011 compared to $2.42 per share in 2010, an increase of approximately 10.3%.

Total revenues for the Company increased by $824.2 million, or 13.4%, from 2010 to 2011. Stronger market conditions and higher activity levels in North America largely contributed to increased sales of drilling and surface equipment in the DPS segment, distributed and engineered valves in the V&M segment and compression equipment in the PCS segment. Additionally, nearly 12% of the increase was attributable to the incremental impact of revenues from businesses acquired since the beginning of 2011. Absent the effect of newly acquired businesses, consolidated revenues increased approximately 11.8% from 2010.

As a percent of revenues, cost of sales (exclusive of depreciation and amortization) increased from 68.7% in 2010 to 69.5% for 2011. References to margins in the Management's Discussion and Analysis of Financial Condition and Results of Operations refers to Revenues minus Cost of Sales (exclusive of depreciation and amortization) as shown separately on the Company's Consolidated Results of Operations Statement for each of the three years in the period ended December 31, 2011. The increase was due largely to the impact of lower margins in the PCS segment resulting mainly from lower bid margins and manufacturing inefficiencies in the process systems businesses.

Selling and administrative expenses increased $139.2 million, or 16.1%, during 2011 as compared to 2010, approximately 84% of which was due to higher employee and facility-related costs as a result of increased business volumes and international and aftermarket expansion efforts.

Depreciation and amortization increased $5.0 million, or 2.5%, during 2011 as compared to 2010. Depreciation was up $17.6 million due mainly to increased capital spending (i) in the DPS segment, primarily for expansion of the fleet of rental equipment available in the Surface division and to enhance the aftermarket capabilities in the Drilling division, and (ii) for development of the Company's enhanced business information systems. Amortization expense declined $12.6 million, primarily in the PCS segment, as certain intangible assets became fully amortized in late 2010 and in 2011.

Net interest increased $6.0 million from 2010 to 2011. The increase was due primarily to the absence in the current year of a $7.2 million benefit from interest rate swaps recognized in 2010. The issuance of $750.0 million of senior unsecured notes in June 2011 increased interest expense by $17.5 million, however, this increase was almost entirely offset as a result of the redemption of the Company's 2.5% Convertible Debentures during the year.

During 2011, the Company incurred $177.4 million of certain other costs as compared to $47.2 million in 2010. These other costs consisted of:

	YEAR ENDED DECEMBER 31,	
(dollars in millions)	**2011**	**2010**
Indemnity settlement with BP Exploration and Production Inc.	**$ 82.5**	$ –
BOP litigation costs	**60.7**	12.5
Employee severance	**5.7**	8.8
NATCO acquisition integration costs	**–**	22.0
Mark-to-market impact on currency derivatives not designated as hedges	**9.3**	–
Costs associated with retiring the 2.5% convertible debentures	**14.5**	–
Acquisition and other restructuring costs	**4.7**	3.9
Total other costs	**$ 177.4**	$ 47.2

The Company's effective tax rate for 2011 was 19.8% compared to 23.2% during 2010. The components of the effective tax rates for both years were as follows:

	YEAR ENDED DECEMBER 31,			
	2011		**2010**	
(dollars in millions)	**Tax Provision**	**Tax Rate**	Tax Provision	Tax Rate
Provision based on international income distribution	**$ 174.6**	**26.8%**	$ 176.9	24.1%
Adjustments to income tax provision:				
Realization of certain tax benefits associated with tax planning strategies put in place in prior years	**(18.4)**	**(2.9)**	–	–
Recognition of certain historical tax benefits as prior uncertainty regarding those benefits has been resolved	**(13.7)**	**(2.1)**	–	–
Finalization of prior year returns	**(6.6)**	**(1.0)**	(5.9)	(0.8)
Accrual adjustments and other	**(6.7)**	**(1.0)**	(0.6)	(0.1)
Tax provision	**$ 129.2**	**19.8%**	$ 170.4	23.2%

Segment Results – 2011 Compared to 2010

DPS SEGMENT

	YEAR ENDED DECEMBER 31,		INCREASE (DECREASE)	
(dollars in millions)	**2011**	**2010**	**$**	**%**
Revenues	**$4,061.5**	$ 3,718.3	$ 343.2	9.2%
Income before income taxes	**$ 685.6**	$ 666.7	$ 18.9	2.8%
Income before income taxes as a percent of revenues	**16.9%**	17.9%	N/A	(1.0)%
Orders	**$4,343.4**	$ 2,967.2	$ 1,376.2	46.4%
Backlog *(at period-end)*	**$3,811.1**	$ 3,195.9	$ 615.2	19.2%

Revenues

Approximately 27% of the increase in DPS segment revenues in 2011 compared to 2010 was due to incremental revenues from newly acquired businesses in 2011. Absent the effect of these newly acquired businesses, revenues increased approximately 6.8%. This increase in revenues was attributable to:

- *a 22% increase in surface equipment sales, reflecting strong market conditions and higher activity levels in most regions of the world, except for certain parts of North Africa due to recent unrest in that region, and*
- *a 13% increase in sales of drilling equipment as drilling contractors and rig owners continued to place more focus during the year on obtaining aftermarket parts and services from original equipment manufacturers.*

Offsetting these increases was a decline of 9% in subsea equipment sales as lower activity and shipment levels for major projects offshore West Africa, Venezuela and Egypt more than offset a nearly 30% increase in sales of subsea aftermarket parts and services.

Income before income taxes as a percent of revenues

The decrease in the ratio of income before income taxes as a percent of revenues was due primarily to:

- *a 0.6 percentage-point increase in the ratio of selling and administrative expenses to revenues due mainly to higher employee-related costs related to increased business volumes and international expansion efforts, as well as the impact of the reversal in 2010 of certain bad debt provisions recorded in previous periods related to certain international customers and higher legal costs,*
- *a 0.3 percentage-point increase in the ratio of cost of sales (exclusive of depreciation and amortization) to revenues due mainly to a decline in major subsea project margins, over 40% of which was due to a $51.0 million adjustment during 2011 related to cost overruns on a large subsea project in Nigeria, which more than offset improved margins in the surface equipment product line, and*
- *a 0.2 percentage-point increase in the ratio of depreciation and amortization to revenues due mainly to higher depreciation expense related to expansion of the fleet of rental equipment available in the Surface division and higher capital spending for enhancements to the aftermarket capabilities in the Drilling division, as well as higher amortization of acquired intangibles.*

Orders

Excluding the impact of new businesses acquired, order levels for the segment increased approximately 42.7% in 2011 as compared to 2010. This increase consisted of:

- *a 126% increase in drilling equipment orders, nearly one-half of which was attributable to new major project awards involving jackup and land rigs, with increased demand for aftermarket spare parts, repairs and services accounting for an additional 25% of the increase,*
- *a 21% increase in surface equipment orders due mainly to higher activity levels in all major regions of the world, and*
- *a nearly 7% increase in subsea orders, largely for aftermarket parts and services.*

Backlog (at period-end)

Backlog at December 31, 2011, was up 19% from the comparable level at December 31, 2010, due mainly to a 150% increase in backlog for drilling equipment and a 10% increase for surface equipment reflecting higher demand for these product lines and approximately $382 million of backlog added as a result of the acquisitions of LeTourneau Technologies, Inc. and Vescon Equipamentos Industrias Ltda. during 2011. These increases were partially offset by a 16% decline in backlog for subsea equipment as new orders during the year did not keep pace with manufacturing activity levels.

V&M SEGMENT

	YEAR ENDED DECEMBER 31,		INCREASE	
(dollars in millions)	**2011**	**2010**	**$**	**%**
Revenues	**$1,663.0**	$ 1,273.3	$ 389.7	30.6%
Income before income taxes	**$ 294.1**	$ 188.0	$ 106.1	56.4%
Income before income taxes as a percent of revenues	**17.7%**	14.8%	N/A	2.9%
Orders	**$2,000.7**	$ 1,579.2	$ 421.5	26.7%
Backlog *(at period-end)*	**$1,144.9**	$ 833.8	$ 311.1	37.3%

Revenues

Sales increased by double-digit rates in all major product lines with distributed and engineered valves accounting for more than three-fourths of the total increase.

- *Sales of engineered valves increased 36% on the strength of higher North American activity levels and increased deliveries from higher beginning-of-the-year backlog for pipeline construction projects.*
- *Higher current year bookings and higher beginning-of-the-year backlog levels, primarily due to improved market conditions in North America, contributed to a 35% increase in sales of distributed valves in 2011 as compared to 2010.*
- *Better market conditions in North America and higher aftermarket activity in Asia Pacific also contributed to increases of 19%, 15% and 23% in sales of process valves, measurement products and aftermarket parts and services, respectively.*

Income before income taxes as a percent of revenues

The increase in the ratio of income before income taxes as a percent of revenues was due primarily to:

- *a 1.9 percentage-point decrease in the ratio of selling and administrative costs to revenues as selling and administrative costs increased, primarily due to headcount increases and international sales and marketing expansion efforts, at nearly one-half of the rate of increase in revenues for the period resulting in an improved ratio of costs to revenues, and*
- *a 0.9 percentage-point decline in the ratio of depreciation and amortization to revenues due mainly to lower amortization of intangible assets in relation to higher revenues.*

Orders

Orders for all major product lines in the V&M segment increased by double-digit percentages in 2011 as compared to 2010 with more than three-fourths of the total increase a result of higher demand for distributed and engineered valves. The primary drivers for the increase were:

- *higher North American activity levels, largely in unconventional resource areas, as well as increased North American pipeline construction activity, which led to a 43% increase in orders for distributed valves and a 24% increase in demand for engineered valves, and*
- *increased project activity levels in North America and in the Asia Pacific region which contributed to a 23% increase in demand for process valves, a 22% increase in aftermarket parts and services orders and a 12% increase in demand for measurement equipment.*

Backlog (at period-end)

Backlog levels for the V&M segment were up 37% from December 31, 2010 due to improved demand in all major product lines with distributed and engineered valves accounting for almost three-fourths of the total increase.

PCS SEGMENT

	YEAR ENDED DECEMBER 31,		INCREASE (DECREASE)	
(dollars in millions)	**2011**	**2010**	**$**	**%**
Revenues	**$1,234.5**	$ 1,143.2	$ 91.3	8.0%
Income before income taxes	**$ 116.0**	$ 131.9	$ (15.9)	(12.1)%
Income before income taxes as a percent of revenues	**9.4%**	11.5%	N/A	(2.1)%
Orders	**$1,483.5**	$ 1,244.1	$ 239.4	19.2%
Backlog *(at period-end)*	**$1,013.1**	$ 787.4	$ 225.7	28.7%

Revenues

The increase in segment revenues was due mainly to:

- *a 31% increase in sales of reciprocating compression equipment largely reflecting (i) a 151% increase in shipments of Superior compressors, mainly for larger scale international projects, and (ii) a 13% increase in demand for aftermarket parts and services from both domestic and international customers associated with a higher number of emissions projects and the addition of a new business early in the year, and*
- *a 19% increase in sales of Centrifugal compression equipment as strong domestic and international market conditions led to double-digit increases in deliveries of each major product line.*

Partially offsetting these increases was a 4% decline in process systems revenues largely due to project delays in the Custom Engineered business and manufacturing delays and inefficiencies encountered during the year.

Income before income taxes as a percent of revenues

The decrease in the ratio of income before income taxes as a percent of revenues was due primarily to:

- *a 3.4 percentage-point increase in the ratio of cost of sales (excluding depreciation and amortization) to revenues, due largely to a 4.9 percentage-point decrease in margins in the process systems businesses due largely to higher costs and manufacturing inefficiencies, partially offset by a 1.5 percentage-point improvement in Compression margins, and*
- *a 0.4 percentage-point increase in selling and administrative expenses to revenues due mainly to higher employee and facility-related costs.*

This was partially offset by a 1.7 percentage-point decrease in the ratio of depreciation and amortization to revenues, due mainly to a 31% decline in depreciation and amortization expense, largely as a result of lower amortization of intangible assets and lower capital spending for machinery and equipment in the process systems businesses.

Orders

Almost 90% of the increase in orders during 2011, as compared to 2010, was the result of higher order rates in the Centrifugal compression and process systems businesses.

- *Centrifugal compression orders were up 38% compared to 2010, largely on the strength of a 58% increase in demand, mainly from international customers, for engineered air, gas and air separation equipment and a 23% increase in domestic and international demand for new plant air machines.*
- *Orders for process systems applications increased 16%, nearly 87% of which was due to a major award received in 2011 for a custom engineered oil dehydration and desalting system for use on a platform in the Gulf of Mexico.*

Backlog (at period-end)

A 45% increase in Centrifugal compression equipment backlog, mainly for new engineered air units, and a 27% increase in process systems backlog accounted for nearly the entire increase in total segment backlog at the end of 2011 as compared to year-end 2010. These increases were mainly the result of higher current period demand for new equipment outstripping shipments and manufacturing activity levels in 2011 for these product lines.

CORPORATE SEGMENT

The loss before income taxes in the Corporate segment increased by $191.3 million from 2010 to 2011 (see Note 15 of the Notes to Consolidated Financial Statements). This increase was due primarily to:

- *a $130.2 million increase in certain other costs described above and in Note 3 of the Notes to Consolidated Financial Statements,*
- *$28.4 million of higher employee salaries, benefits and travel costs associated largely with increased headcount levels,*
- *$8.4 million of foreign currency losses incurred in 2011 as compared to $8.7 million of foreign currency gains in 2010 as a result of exchange rate fluctuations on intercompany loans denominated in currencies other than the functional currency of the entities holding the loans,*
- *the absence in the current year of a $7.2 million benefit from interest rate swaps recognized in 2010, and*
- *an increase of $5.6 million in depreciation and amortization due primarily to higher capital spending for development of the Company's enhanced business information systems.*

Consolidated Results – 2010 Compared to 2009

Net income for 2010 totaled $562.9 million, or $2.27 per diluted share, compared to net income for 2009 of $475.5 million, or $2.11 per diluted share. Total revenues for the Company increased by $911.6 million, or 17.5%, from 2009 to 2010. Nearly 59% of the increase was attributable to the incremental impact of revenues from businesses acquired since the beginning of 2009. Absent the effect of newly acquired businesses, consolidated revenues increased 7.3% as higher sales in all DPS segment product lines more than offset declines in V&M and PCS segment sales.

As a percent of revenues, cost of sales (exclusive of depreciation and amortization) increased from 67.8% in 2009 to 68.7% for 2010. The increase was due largely to (i) an increased mix of lower-margin subsea revenues in the DPS segment in relation to other product lines that carry higher margins and (ii) the impact from businesses acquired since the beginning of 2009, which in aggregate carry higher cost of sales-to-revenues ratios than the Company's existing businesses (approximately a 0.3 percentage-point increase).

Selling and administrative expenses increased $146.7 million, or 20.5%, during 2010 as compared to 2009, due mainly to (i) approximately $69.0 million of incremental costs added from businesses acquired since the beginning of 2009 and (ii) $103.0 million of higher employee and facility-related costs. This increase has been partially offset by a $26.0 million reduction in bad debt expense due mainly to provisions recorded during 2009 or earlier periods relating to uncertainties regarding collections, a portion of which was reversed during 2010 as payments were eventually received.

Depreciation and amortization increased $45.0 million, or 28.7%, during 2010 as compared to 2009. Almost 90% of the increase was due to the incremental amounts associated with businesses acquired since the beginning of 2009.

Interest expense declined $10.2 million from 2009 to 2010. The decrease was due primarily to (i) $6.0 million of incremental benefit associated with the Company's interest rate swaps and (ii) a $2.0 million reduction in expense due to the payoff of the remaining portion of the Company's 1.5% convertible debentures during 2009.

During 2010, the Company incurred $47.2 million of costs in connection with:

- *the integration of the operations of NATCO, acquired in November 2009, into the operations of the Company, primarily reflecting the costs associated with converting NATCO's legacy operations to the Company's SAP information systems, totaling approximately $22.0 million,*
- *$12.5 million of legal costs incurred during the year in connection with the Deepwater Horizon matter, and*
- *$12.7 million of acquisition, employee severance and other restructuring costs incurred in response to changes in market conditions.*

Included in operating results for 2009 were employee severance and related benefit costs from workforce reductions during the year, as well as certain other restructuring and acquisition-related costs, including costs incurred to acquire NATCO, totaling in aggregate $81.6 million.

The Company's effective tax rate for 2010 was 23.2% compared to 26.0% during 2009. The decrease in the effective tax rate primarily relates to changes in the Company's international structure that were begun in 2009.

Segment Results – 2010 Compared to 2009

DPS SEGMENT

(dollars in millions)	YEAR ENDED DECEMBER 31, 2010	YEAR ENDED DECEMBER 31, 2009	INCREASE (DECREASE) $	INCREASE (DECREASE) %
Revenues	$ 3,718.3	$ 3,110.5	$ 607.8	19.5%
Income before income taxes	$ 666.7	$ 574.7	$ 92.0	16.0%
Income before income taxes as a percent of revenues	17.9%	18.5%	N/A	(0.6)%
Orders	$ 2,967.2	$ 2,875.1	$ 92.1	3.2%
Backlog *(at period-end)*	$ 3,195.9	$ 4,019.3	$ (823.4)	(20.5)%

Revenues

Approximately 12% of the increase in revenues in 2010 compared to 2009 was due to incremental revenues from businesses acquired since the beginning of 2009. Absent the effect of these newly acquired businesses, revenues increased approximately 17%. Nearly 83% of this increase was due to a 37% increase in subsea equipment sales, primarily related to projects offshore West Africa and in the Gulf of Mexico. A 6% increase in drilling equipment sales, due to higher demand for spares and repair services and the impact of prior-year orders on current-year deliveries, as well as a 3% increase in surface equipment sales, due mainly to higher demand in the United States for aftermarket parts and services, accounted for the remainder of the increase.

Income before income taxes as a percent of revenues

The decrease in the ratio of income before income taxes as a percent of revenues was due primarily to an increase of 1.9 percentage points in the ratio of cost of sales to revenues due mainly to an increased mix of lower-margin subsea revenues as compared to higher-margin drilling and surface revenues in 2010 as compared to 2009.

This increase was partially offset by a decrease of 1.1 percentage points in the ratio of selling and administrative expenses to revenues and a decrease of 0.2 percentage points in the ratio of depreciation and amortization to revenues, due mainly to the growth in revenues, which increased at a greater pace than the related costs. The increase in selling and administrative costs was mitigated by a reduction of $17.9 million in bad debt expense in 2010 as compared to 2009, due mainly to provisions recorded during 2009 or earlier periods relating to uncertainties regarding collections, a portion of which was reversed during 2010 as payments were eventually received.

Orders

Excluding the impact of businesses acquired since the beginning of 2009, order levels for the segment increased approximately 1% in 2010 as compared to 2009. A 25% increase in orders for drilling equipment and a 17% increase in orders for surface equipment were largely offset by a 19% decline in subsea orders, mainly as a result of a new frame agreement for future delivery of subsea trees for projects offshore Brazil, valued at $300 million, entered into during 2009 that did not repeat during 2010. The increased drilling equipment orders largely reflected higher demand for spares and repair services, as well as new land and surface blowout preventers. Increased activity levels, due largely to unconventional resource opportunities in the United States, was the primary driver for the increase in demand for surface equipment during 2010.

Backlog (at period-end)

Backlog at December 31, 2010, was down more than 20% from the comparable level at December 31, 2009, due mainly to declines in backlog levels for subsea and drilling projects as new orders did not keep pace with shipment and project activity levels during 2010.

V&M SEGMENT

(dollars in millions)	YEAR ENDED DECEMBER 31, 2010	YEAR ENDED DECEMBER 31, 2009	INCREASE (DECREASE) $	INCREASE (DECREASE) %
Revenues	$ 1,273.3	$ 1,194.7	$ 78.6	6.6%
Income before income taxes	$ 188.0	$ 211.3	$ (23.3)	(11.0)%
Income before income taxes as a percent of revenues	14.8%	17.7%	N/A	(2.9)%
Orders	$ 1,579.2	$ 1,004.1	$ 575.1	57.3%
Backlog *(at period-end)*	$ 833.8	$ 547.1	$ 286.7	52.4%

Revenues

Absent the effect of businesses acquired since the beginning of 2009, revenues declined approximately 3% during 2010 as compared to 2009. This decrease was due primarily to an 18% decrease in sales of engineered valves as a result of the low backlog levels existing at the beginning of 2010 as compared to the beginning of 2009. This decrease was partially offset by a 32% increase in sales of distributed valves, due largely to higher 2010 activity levels in unconventional resource regions of North America.

Income before income taxes as a percent of revenues

The decrease in the ratio of income before income taxes as a percent of revenues was due primarily to a 3.0 percentage-point increase in the ratio of selling and administrative costs to revenues, due mainly to (i) the higher relationship of costs to revenues of newly acquired businesses and (ii) increases in employee-related costs during the period in relation to a decline in revenues.

Orders

Businesses acquired since the beginning of 2009 accounted for approximately 20% of the increase in orders during 2010. The other primary drivers for the increase were:

- *a 46% increase in orders for engineered valves, primarily related to awards for major gas pipeline construction projects in the Middle East and offshore Western Australia, as well as stronger market fundamentals in 2010 in North America,*
- *an 82% increase in orders for distributed valves and a 24% increase in measurement equipment orders, due mainly to higher North American activity levels, and*
- *a 39% increase in process valve orders resulting mainly from large refinery and pipeline projects in China and Australia along with higher North American activity levels.*

Backlog (at period-end)

Backlog levels for the V&M segment were up 52% from December 31, 2009 due to improved demand in all major product lines and the impact of backlog added from newly acquired businesses.

PCS SEGMENT

	YEAR ENDED DECEMBER 31,		INCREASE (DECREASE)	
(dollars in millions)	2010	2009	$	%
Revenues	$ 1,143.2	$ 918.0	$ 225.2	24.5%
Income before income taxes	$ 131.9	$ 147.4	$ (15.5)	(10.5)%
Income before income taxes as a percent of revenues	11.5%	16.1%	N/A	(4.6)%
Orders	$ 1,244.1	$ 716.0	$ 528.1	73.8%
Backlog *(at period-end)*	$ 787.4	$ 623.4	$ 164.0	26.3%

Revenues

Excluding the impact of businesses acquired since the beginning of 2009, segment revenues decreased nearly 17% in 2010 as compared to 2009. The decrease was due mainly to:

- *a 24% decrease in sales of centrifugal compression equipment during 2010 as compared to 2009, mainly resulting from weak global economic conditions and order levels during late 2008 and 2009 that negatively impacted 2010 shipments,*
- *a 19% decline in the sales value of reciprocating compression equipment, due mainly to a decline in demand in North America during 2009 for Ajax units, which impacted 2010 shipments, and a mix shift from higher-value packaged Superior compressors to lower-value smaller compressor units in 2010, and*
- *a 5% decline in sales of legacy process applications, due mainly to weaker order levels in 2009, which impacted 2010 activity and shipment levels.*

Income before income taxes as a percent of revenues

The decrease in the ratio of income before income taxes as a percent of revenues was due primarily to:

- *a 2.7 percentage-point increase in the ratio of selling and administrative costs to revenues, due largely to the impact of employee-related cost increases in the process, reciprocating and centrifugal compression product lines, and*
- *an increase of 2.4 percentage points in the ratio of depreciation and amortization to revenues, due mainly to additional depreciation and amortization associated with businesses acquired since the beginning of 2009 and the impact of lower revenues in relation to the relatively flat depreciation and amortization levels from the remaining operations.*

This was partially offset by a decline of 0.6 percentage points in the ratio of cost of sales to revenues during 2010, due mainly to the sale of aftermarket inventory and certain intangible assets associated with a compressor line that is no longer produced by the Company and for which no new units have been sold since the 1990s.

Orders

Excluding the impact of businesses acquired since the beginning of 2009, order levels for the segment increased nearly 37% in 2010 as compared to 2009. The increase was due mainly to:

- *a 55% increase in process systems orders, due largely to higher demand for new oil and gas separation applications,*
- *a 36% increase in orders for centrifugal compression equipment, mainly related to increased global demand across all major regions for new unit plant air and engineered air equipment and aftermarket parts and services, largely as a result of improving industrial economic conditions, and*
- *a 23% increase in reciprocating compression equipment orders, mainly attributable to an increase in new unit orders for Superior compressors and increased aftermarket parts sales in the United States and South America.*

Backlog (at period-end)

Reciprocating compression equipment backlog was up 72% at December 31, 2010 as compared to December 31, 2009, due largely to the higher order levels during 2010 for new Superior compressors. Increased demand during 2010 for new plant air and engineered air units was largely responsible for a nearly 26% increase in centrifugal compression equipment backlog levels and stronger demand during 2010 for process systems solutions resulted in an 18% increase in backlog in that product line at December 31, 2010 as compared to December 31, 2009.

CORPORATE SEGMENT

The loss before income taxes in the Corporate segment decreased by $37.3 million from 2009 to 2010. This decrease was due primarily to $81.6 million of employee severance and restructuring expense, as well as acquisition-related costs, incurred during 2009 in comparison to $47.2 million of costs incurred during 2010 for integrating the operations of NATCO, acquired in 2009, with the existing operations of the Company, legal costs associated with the Deepwater Horizon matter and other employee severance and restructuring activities during the year.

Liquidity and Capital Resources

Consolidated Statements of Cash Flows

Net cash provided by operating activities for 2011 totaled $208.5 million, a decrease of $85.7 million from the $294.2 million of cash provided by operations during 2010.

Contributing to this decrease was a decline in net income of $41.0 million in 2011. Also, cash totaling $534.7 million was used to increase working capital and certain other net long-term assets and liabilities during 2011, as compared to $485.7 million used during 2010, an increase of approximately $49.0 million. During 2011, receivables and inventory levels increased across all major product lines. Higher receivables in the Drilling and Subsea divisions and the process systems businesses as a result of higher December shipments and manufacturing activity levels accounted for approximately two-thirds of the total increase in receivables for 2011. Over 70% of the increase in inventory was the result of higher levels needed to meet current backlog requirements in the Engineered Valves, Drilling, Surface and Subsea divisions. Partially offsetting these uses of cash was an increase of $149.2 million during 2011 in cash advances received from customers.

Cash used for investing activities increased $983.4 million in 2011 as compared to 2010. Approximately $422.8 million of the increase was the result of a redeployment of certain of the Company's cash and cash equivalents into short-term investments with maturities between 91 and 365 days in order to obtain higher yields. Capital expenditures increased more than 93% in 2011 mainly as a result of increased spending on rental equipment in the Surface division to better serve the needs in the unconventional resource market, increased aftermarket expansion activities in the Drilling division, continued investment in upgrades to the Company's information systems and capital expansion projects in the Subsea division. Also, during 2011, the Company spent $421.3 million to acquire LeTourneau Technologies, Inc. and four other companies.

Cash provided by financing activities was $90.8 million in 2011 as compared to a use of cash of $86.3 million in 2010. During 2011, the Company received $747.8 million of net proceeds from the public offering of senior unsecured notes. These proceeds were primarily used to repurchase in the open market or to redeem $500.0 million principal amount of the Company's 2.5% Convertible Debentures, including payment of a conversion premium, and to acquire call options on 5.0 million shares of the Company's common stock at a total cash cost of $717.9 million. The Company also increased certain other borrowings, primarily at international locations, by $45.7 million during 2011.

After the indemnity settlement was reached with BP Exploration and Production, Inc. in late 2011 (see Note 19 of the Notes to Consolidated Financial Statements), the Company reinstated its stock repurchase program with an authorization obtained from the Board of Directors allowing for purchases of up to $500 million of the Company's common stock. This new authorization replaced all previously existing authorizations. During 2010, the Company acquired 3,176,705 shares of common stock at a total cost of $124.0 million and received $52.7 million in net proceeds from stock compensation plan transactions.

Future liquidity requirements

At December 31, 2011, the Company had $1.3 billion of cash, cash equivalents and short-term investments, approximately 59% of which was located in the United States. Total debt at December 31, 2011 was nearly $1.6 billion, most of which was in the United States. Excluding capital leases, approximately $319.5 million of the debt obligations have maturities within the next three-year period. The remainder of the majority of the Company's long-term debt is due in varying amounts between 2018 and 2041.

The Company's orders, backlog and revenues for certain of its businesses have recently been at record levels. The Company views its backlog of unfilled orders, current order rates, current rig count levels and current and future expected oil and gas prices to be, in varying degrees, leading indicators of and factors in determining its estimates of future revenues, cash flows and profitability levels. Information regarding actual 2011 and 2010 average rig count and commodity price levels and forward-looking twelve-month market-traded futures prices for crude oil and natural gas are shown in more detail under the caption "Recent Market Conditions" above. Additionally, the Company's 2011 orders were up nearly 35% from 2010 levels and backlog at December 31, 2011 was nearly $6.0 billion, up almost 24% from levels at December 31, 2010. A more detailed discussion of orders and backlog by segment may be found under "Segment Results – 2011 Compared to 2010" and "Segment Results – 2010 Compared to 2009" above. As a result of these and other factors, the Company currently anticipates further growth in orders, backlog and revenues in 2012. This growth is also expected to lead to increased needs for the use of cash for capital spending on new equipment and facilities and to increase working capital to meet the increased demand from its customers.

As described further in Note 19 of the Notes to Consolidated Financial Statements, the Company entered into an agreement with BP Exploration and Production, Inc. (BPXP) on December 15, 2011, pursuant to which BPXP agreed to indemnify Cameron for current and future compensatory claims against Cameron associated with the Deepwater Horizon incident in exchange for $250 million, $167.5 million of which was funded by insurance and the rest by the Company.

The Company believes, based on its current financial condition, existing backlog levels and current expectations for future market conditions, that it will be able to meet its short- and longer-term liquidity needs, including estimated 2012 capital spending of approximately $500.0 million, with the existing cash, cash equivalents and short-term investments on hand, expected cash flow from future operating activities and amounts available under its $835.0 million five-year multi-currency Revolving Credit Facility, which ultimately expires on June 6, 2016. At December 31, 2011, the amount available for borrowing under the Revolving Credit Facility totaled $809.6 million.

The following summarizes the Company's significant cash contractual obligations and other commercial commitments for the next five years as of December 31, 2011.

(dollars in millions)

		PAYMENTS DUE BY PERIOD			
Contractual Obligations	**Total**	**Less Than 1 Year**	**1 – 3 Years**	**4 – 5 Years**	**After 5 Years**
Debt (a)	$1,570.0	$ 3.2	$ 316.3	$ 0.5	$1,250.0
Capital lease obligations (b)	19.8	7.5	9.8	2.3	0.2
Operating leases	310.2	56.2	98.5	79.9	75.6
Purchase obligations (c)	1,164.3	888.0	195.7	80.6	–
Minimum required contributions to funded defined benefit pension plans (d)	9.6	9.6	–	–	–
Benefit payments expected for unfunded pension and postretirement benefit plans *(U.S. only)*	14.8	2.1	3.7	3.3	5.7
Unrecognized tax benefits (e)	33.6	33.6	–	–	–
Total contractual cash obligations	$3,122.3	$1,000.2	$ 624.0	$ 166.6	$1,331.5

(a) See Note 10 of the Notes to Consolidated Financial Statements for information on interest rates on the outstanding debt.

(b) Payments shown include interest.

(c) Represents outstanding purchase orders entered into in the ordinary course of business.

(d) The Company does not estimate its future minimum required contributions beyond one year.

(e) The balance shown represents the portion of the Company's unrecognized tax benefits recorded as a current liability at December 31, 2011. The remaining balance of unrecognized tax benefits totaling $114.8 million has been excluded from the table as the Company cannot reasonably estimate the timing of the associated future cash outflows.

(dollars in millions)

Other Unrecorded Commercial Obligations and Off-Balance Sheet Arrangements	Total Commitment	AMOUNT OF COMMITMENT EXPIRATION BY PERIOD Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Committed lines of credit available as of year-end	$1,222.0	$ 83.7	$ 408.3	$ 730.0	$ –
Standby letters of credit and bank guarantees	724.9	339.9	285.4	94.4	5.2
Financial letters of credit	20.4	15.4	5.0	–	–
Insurance bonds	31.4	31.2	0.1	0.1	–
Other financial guarantees	32.2	18.0	8.4	1.2	4.6
Total commercial commitments	$2,030.9	$ 488.2	$ 707.2	$ 825.7	$ 9.8

The Company secures certain contractual obligations under various agreements with its customers or other parties through the issuance of letters of credit or bank guarantees. The Company has various agreements with financial institutions to issue such instruments. As of December 31, 2011, the Company had $724.9 million of letters of credit and bank guarantees outstanding in connection with the delivery, installation and performance of the Company's products. Additional letters of credit and guarantees are outstanding at December 31, 2011 in connection with certain financial obligations of the Company. Should these facilities become unavailable to the Company, the Company's operations and liquidity could be negatively impacted. Circumstances which could result in the withdrawal of such facilities include, but are not limited to, deteriorating financial performance of the Company, deteriorating financial condition of the financial institutions providing such facilities, overall constriction in the credit markets or rating downgrades of the Company.

Factors That May Affect Financial Condition and Future Results

Downturns in the oil and gas industry have had, and will likely in the future have, a negative effect on the Company's sales and profitability.

Demand for most of the Company's products and services, and therefore its revenue, depends to a large extent upon the level of capital expenditures related to oil and gas exploration, production, development, processing and transmission. Declines, as well as anticipated declines, in oil and gas prices could negatively affect the level of these activities, or could result in the cancellation, modification or rescheduling of existing orders. As an example, the substantial decline in oil and gas prices which began during the latter half of 2008 and continued into early 2009, combined with the constricted credit markets during that time, caused reductions in orders by the Company's customers during 2009 which have, in certain cases, negatively impacted the Company's 2011 and 2010 revenues and profitability. See also the discussion in "Recent Market Conditions" above.

The inability of the Company to deliver its backlog on time could affect the Company's future sales and profitability and its relationships with its customers.

At December 31, 2011, the Company's backlog was approximately $6.0 billion. The ability to meet customer delivery schedules for this backlog is dependent on a number of factors including, but not limited to, access to the raw materials required for production, an adequately trained and capable workforce, project engineering expertise for large subsea projects, sufficient manufacturing plant capacity and appropriate planning and scheduling of manufacturing resources. Many of the contracts the Company enters into with its customers require long manufacturing lead times and contain penalty or incentive clauses relating to on-time delivery. A failure by the Company to deliver in accordance with customer expectations could subject the Company to financial penalties or loss of financial incentives and may result in damage to existing customer relationships. Additionally, the Company bases its earnings guidance to the financial markets on expectations regarding the timing of delivery of product currently in backlog. Failure to deliver backlog in accordance with expectations could negatively impact the market price performance of the Company's common stock and other publicly-traded financial instruments.

A deterioration in future expected profitability or cash flows could result in an impairment of the Company's goodwill.

Total goodwill approximated $1.6 billion at December 31, 2011, a large portion of which was allocated to the Company's PCS segment, which includes the majority of the NATCO operations acquired in 2009. As a result of competitive pressures during the economic downturn that began prior to the acquisition of NATCO, the backlog of the Custom Process Systems business within the PCS segment carried an unusually low margin. If the Company is unable to improve the margins on this portion of the PCS segment over time, an impairment of goodwill might be required. Goodwill associated with the Custom Process Systems business was approximately $566.3 million at December 31, 2011.

No goodwill impairment charge was required based on the Company's annual evaluation conducted in the first quarter of 2011.

Execution of subsea systems projects exposes the Company to risks not present in its other businesses.

Cameron is a significant participant in the subsea systems projects market. This market is significantly different from most of the Company's other markets since subsea systems projects are significantly larger in scope and complexity, in terms of both technical and logistical requirements. Subsea projects (i) typically involve long lead times, (ii) typically are larger in financial scope, (iii) typically require substantial engineering resources to meet the technical requirements of the project and (iv) often involve the application of existing technology to new environments and, in some cases, may require the development of new technology. The Company's subsea business unit received orders in the amount of $1.2 billion during 2011. Total backlog for the subsea business unit at December 31, 2011 was approximately $1.8 billion. To the extent the Company experiences unplanned difficulties in meeting the technical and/or delivery requirements of the projects, the Company's earnings or liquidity could be negatively impacted. The Company accounts for its subsea projects, as it does its separation and drilling projects, using accounting rules for construction-type and production-type contracts. In accordance with this guidance, the Company estimates the expected margin on these projects and recognizes this margin as units are completed. Factors that may affect future project costs and margins include the ability to properly execute the engineering and design phases consistent with our customers' expectations, production efficiencies obtained, and the availability and costs of labor, materials and subcomponents. These factors can significantly impact the accuracy of the Company's estimates and materially impact the Company's future period earnings. If the Company experiences cost overruns, the expected margin could decline. Were this to occur, in accordance with the accounting guidance, the Company would record a cumulative adjustment to reduce the margin previously recorded on the related project in the period a change in estimate is determined. As an example, the Company incurred a $51.0 million charge in 2011 for cost overruns on a large subsea project in Nigeria. Subsea systems projects accounted for approximately 12.7% of total revenues for 2011. As of December 31, 2011, the Company had a subsea systems project backlog of approximately $1.2 billion.

As a designer, manufacturer, installer and servicer of oil and gas pressure control equipment, the Company may be subject to liability, personal injury, property damage and environmental contamination should such equipment fail to perform to specifications.

Cameron provides products and systems to customers involved in oil and gas exploration, development and production, as well as in certain other industrial markets. Some of the Company's equipment is designed to operate in high-temperature, high-pressure environments on land, on offshore platforms and on the seabed. Cameron also provides aftermarket parts and repair services at numerous facilities located around the world or at customer sites for this and other equipment. Because of applications to which the Company's products and services are put, particularly those involving the high temperature and pressure environments, a failure of such equipment, or a failure of our customer to maintain or operate the equipment properly, could cause damage to the equipment, damage to a customer's other property, personal injury and environmental contamination, onshore or offshore. Cameron is currently party to litigation involving personal injury, property damage and environmental contamination alleged to have been caused by failures of the Company's equipment.

Fluctuations in currency markets can impact the Company's profitability.

The Company has established multiple "Centers of Excellence" facilities for manufacturing such products as subsea trees, subsea chokes, subsea production controls and BOPs. These production facilities are located in the United Kingdom, Brazil and other European and Asian countries. To the extent the Company sells these products in U.S. dollars, the Company's profitability is eroded when the U.S. dollar weakens against the British pound, the euro, the Brazilian real and certain Asian currencies, including the Singapore dollar. Alternatively, profitability is enhanced when the U.S. dollar strengthens against these same currencies.

The Company's operations expose it to risks of non-compliance with multiple trade regulations and import/export laws and regulations.

The Company's operations expose it to trade regulations and import/export regulations of multiple jurisdictions. In addition to using "Centers of Excellence" for manufacturing products to be delivered around the world the Company imports raw materials, semi-finished goods as well as finished products into many countries for use in country or for manufacturing and/or finishing for re-export and import into another country for use or further integration into equipment or systems. Most movement of raw materials, semi-finished or finished products by the Company involves exports and imports. As a result, compliance with multiple trade sanctions and embargoes and import and export laws and regulations pose a constant challenge and risk to the Company. Cameron has received a number of inquiries from U.S. governmental agencies, including the U.S. Securities and Exchange Commission and the Office of Foreign Assets Control regarding compliance with U.S. trade sanction and export control laws as well as an inquiry from another country regarding compliance with its export regulations. The Company regularly undergoes audits to determine compliance with import and customs laws and regulations. Recently the Company underwent a Focused Assessment Audit regarding compliance with U.S. customs regulations and is currently undergoing a customs audit in Brazil, and has received inquiries regarding compliance with import and customs laws and regulations from several other countries. The Company has been assessed with approximately $51.0 million of additional customs duties, penalties and interest by the government of Brazil as a result of the current customs audit for the years 2003-2010. The Company has identified numerous errors in the assessment, the government has not provided appropriate supporting documentation for the assessment, and the Company believes a vast majority of this assessment will ultimately be proven to be incorrect. As a result, the Company currently expects no material adverse impact on its results of operations or cash flows as a result of the ultimate resolution of this matter. No amounts have been accrued for this assessment as of December 31, 2011 as no loss is currently considered probable.

The Company's operations expose it to political and economic risks and instability due to changes in economic conditions, civil unrest, foreign currency fluctuations, and other risks, such as local content requirements inherent to international businesses.

The political and economic risks of doing business on a worldwide basis include the following:

- *volatility in general economic, social and political conditions;*
- *the effects of civil unrest and sanctions imposed by the United States and other governments on transactions with various countries, such as Iran and, in 2011, Libya;*
- *the effects of civil unrest on the Company's business operations, customers and employees, such as that currently occurring in several other countries in the Middle East;*
- *differing tax rates and/or increasing tax rates. Economic conditions around the world have resulted in decreased tax revenues for many governments, which could lead to changes in tax laws in countries where the Company does business, including the United States. Changes in tax laws could have a negative impact on the Company's future results;*
- *exchange controls or other similar measures that result in restrictions on repatriation of capital and/or income;*
- *changes in currency rates;*
- *reductions in the number or capacity of qualified personnel.*

Cameron has manufacturing and service operations that are essential parts of its business in developing countries and volatile areas in Africa, Latin America, Russia and other countries that were part of the Former Soviet Union, the Middle East, and Central and South East Asia. Recent increases in activity levels in certain of these regions have increased the Company's risk of identifying and hiring sufficient numbers of qualified personnel to meet increased customer demand in selected locations. The Company also purchases a large portion of its raw materials and components from a relatively small number of foreign suppliers in China, India and other developing countries. The ability of these suppliers to meet the Company's demand could be adversely affected by the factors described above.

Increasingly, some of the Company's customers, particularly the national oil companies, have required a certain percentage, or an increased percentage, of local content in the products they buy directly or indirectly from the Company. This requires the Company to add to or expand manufacturing capabilities in certain countries that are presently without the necessary infrastructure or human resources in place to conduct business in a manner as typically done by Cameron. This increases the risk of untimely deliveries, cost overruns and defective products.

The Company's operations require it to deal with a variety of cultures, exposing it to compliance risks.

Doing business on a worldwide basis necessarily involves exposing the Company and its operations to risks inherent in complying with the laws and regulations of a number of different nations. These laws and regulations include various anti-bribery laws.

The Company does business and has operations in a number of developing countries that have relatively underdeveloped legal and regulatory systems compared to more developed countries. Several of these countries are generally perceived as presenting a higher than normal risk of corruption, or as having a culture in which requests for improper payments are not discouraged. Maintaining and administering an effective anti-bribery compliance program under the U.S. Foreign Corrupt Practices Act (FCPA), the United Kingdom's Bribery Act of 2010, and similar statutes of other nations, in these environments presents greater challenges to the Company than is the case in other, more developed countries.

In response to inquiries from the U.S. Department of Justice and the Securities and Exchange Commission, the Company recently concluded an investigation into possible FCPA violations in connection with importation of equipment and supplies into Nigeria.

The Company is subject to environmental, health and safety laws and regulations that expose the Company to potential liability and proposed new regulations that would restrict activities to which the Company currently provides equipment and services.

The Company's operations are subject to a variety of national and state, provisional and local laws and regulations, including laws and regulations relating to the protection of the environment. The Company is required to invest financial and managerial resources to comply with these laws and expects to continue to do so in the future. To date, the cost of complying with governmental regulation has not been material, but the fact that such laws or regulations are frequently changed makes it impossible for the Company to predict the cost or impact of such laws and regulations on the Company's future operations. The modification of existing laws or regulations or the adoption of new laws or regulations imposing more stringent environmental restrictions could adversely affect the Company.

The Company provides equipment and services to companies employing hydraulic fracturing or "fracing" and could be adversely impacted by new regulations of this enhanced recovery technique. Environmental concerns have been raised regarding the potential impact on underground water supplies of fracturing which involves the pumping of water and certain chemicals under pressure into a well to break apart shale and other rock formations in order to increase the flow of oil and gas embedded in these formations. Recently, certain U.S. states have proposed regulations regarding disclosure of chemicals used in fracing operations or have temporarily suspended issuance of permits for conducting such operations. Additionally, the U.S. Environmental Protection Agency is conducting a study of the fracing process and is developing permitting guidance for these activities involving the use of diesel fuels in this process. Should governmental regulations ultimately be imposed that restrict or curtail hydraulic fracing activities, the Company's revenues and earnings could be negatively impacted.

Enacted and proposed climate protection regulations and legislation may impact the Company's operations or those of its customers.

The United States Environmental Protection Agency (EPA) has made a finding under the United States Clean Air Act that greenhouse gas emissions endanger public health and welfare and the EPA has enacted regulations requiring monitoring and reporting by certain facilities and companies of greenhouse gas emissions. Carbon emission reporting and reduction programs have also expanded in recent years at the state, regional and national levels with certain countries having already implemented various types of cap-and-trade programs aimed at reducing carbon emissions from companies that currently emit greenhouse gases.

To the extent the Company's customers, particularly those involved in power generation, petrochemical processing or petroleum refining, are subject to any of these or other similar proposed or newly enacted laws and regulations, the Company is exposed to risks that the additional costs by customers to comply with such laws and regulations could impact their ability or desire to continue to operate at current or anticipated levels in certain jurisdictions, which could negatively impact their demand for the Company's products and services.

To the extent Cameron is subject to any of these or other similar proposed or newly enacted laws and regulations, the Company expects that its efforts to monitor, report and comply with such laws and regulations, and any related taxes imposed on companies by such programs, will increase the Company's cost of doing business in certain jurisdictions, including the United States, and may require expenditures on a number of its facilities and possibly on modifications of certain of its compression products, which involve use of power generation equipment.

The Company could also be impacted by new laws and regulations establishing cap-and-trade and those that might favor the increased use of non-fossil fuels, including nuclear, wind, solar and bio-fuels or that are designed to increase energy efficiency. If the proposed or newly executed laws dampen demand for oil and gas production, they could lower spending by the Company's customers for the Company's products and services.

The implementation of an upgraded business information system may disrupt the Company's operations or its system of internal controls.

The Company has underway a project to upgrade its SAP business information systems worldwide. The first stage of this multi-year effort was completed at the beginning of the third quarter of 2011 with the deployment of the upgraded system for certain businesses within the Company's PCS segment. As this system continues to be deployed throughout the rest of the Company, delays or difficulties may initially be encountered in effectively and efficiently processing transactions and conducting business operations until such time as personnel are familiar with all appropriate aspects and capabilities of the upgraded systems.

The Company's operations and information systems are subject to cybersecurity risks.

Cameron continues to increase its dependence on digital technologies to conduct its operations, to collect monies from customers and to pay vendors and employees. Many of the Company's files are digitized and more employees are working in almost paperless environments. Additionally, the hardware, network and software environments to operate SAP, the Company's main enterprise-wide operating system, have been outsourced to third parties. Other key software products used by the Company to conduct its operations either reside on servers in remote locations or are operated by the software vendors or other third parties for the Company's use as "Cloud-based" or "Web-based" applications. The Company has also outsourced certain information technology development, maintenance and support functions. As a result, the Company is exposed to potentially severe cyber incidents at both its internal locations and outside vendor locations that could disrupt its operations for an extended period of time and result in the loss of critical data and in higher costs to correct and remedy the effects of such incidents, although no such material incidents have occurred to date. The Company has developed disaster recovery procedures and maintains security policies to control access to and changes in its operating systems and periodically reviews similar controls and policies of its key software, hardware and network vendors.

Environmental Remediation

The Company's worldwide operations are subject to domestic and international regulations with regard to air, soil and water quality as well as other environmental matters. The Company, through its environmental management system and active third-party audit program, believes it is in substantial compliance with these regulations.

The Company is currently identified as a potentially responsible party (PRP) with respect to two sites designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) or similar state laws. One of these sites is Osborne, Pennsylvania (a landfill into which a predecessor of the PCS operation in Grove City, Pennsylvania deposited waste), where remediation is complete and remaining costs relate to ongoing ground water treatment and monitoring. The other is believed to be a de minimis exposure. The Company is also engaged in site cleanup under the Voluntary Cleanup Plan of the Texas Commission on Environmental Quality at former manufacturing locations in Houston and Missouri City, Texas. Additionally, the Company has discontinued operations at a number of other sites which had been active for many years. The Company does not believe, based upon information currently available, that there are any material environmental liabilities existing at these locations. At December 31, 2011, the Company's consolidated balance sheet included a noncurrent liability of $5.6 million for environmental matters.

Environmental Sustainability

The Company has pursued environmental sustainability in a number of ways. Processes are monitored in an attempt to produce the least amount of waste. None of the Company's facilities are rated above Small Quantity Generated status. All of the waste disposal firms used by the Company are carefully selected in an attempt to prevent any future Superfund involvements. Actions are taken in an attempt to minimize the generation of hazardous wastes and to minimize air emissions. None of the Company's facilities are classified as sites that generate more than minimal air emissions. Recycling of process water is a common practice. Best management practices are used in an effort to prevent contamination of soil and ground water on the Company's sites.

Under the direction of its corporate Vice President, Operations Integrity, Cameron has implemented a corporate "HSE Management System" based on the principles of ISO 14001 and OHSAS 18001. The HSE Management System contains a set of corporate standards that are required to be implemented and verified by each business unit. Cameron also has developed a corporate compliance audit program to address facility compliance with environmental, health and safety laws and regulations. The compliance program utilizes independent third-party auditors to audit facilities on a regular basis specific to country, region, and local legal requirements. Audit reports are circulated to the senior management of the Company and to the appropriate business unit. The compliance program requires corrective and preventative actions be taken by a facility to remedy all findings of non-compliance. Audit findings and corrective action plans are incorporated into and tracked on the corporate HSE data base.

Market Risk Information

The Company is currently exposed to market risk from changes in foreign currency rates and changes in interest rates. A discussion of the Company's market risk exposure in financial instruments follows.

Foreign Currency Exchange Rates

A large portion of the Company's operations consist of manufacturing and sales activities in foreign jurisdictions, principally in Europe, Canada, West Africa, the Middle East, Latin America and the Pacific Rim. As a result, the Company's financial performance may be affected by changes in foreign currency exchange rates in these markets. Overall, for those locations where the Company is a net receiver of local non-U.S. dollar currencies, Cameron generally benefits from a weaker U.S. dollar with respect to those currencies. Alternatively, for those locations where the Company is a net payer of local non-U.S. dollar currencies, a weaker U.S. dollar with respect to those currencies will generally have an adverse impact on the Company's financial results. The impact on the Company's financial results of gains or losses arising from foreign currency denominated transactions, if material, have been described under "Results of Operations" in this Management's Discussion and Analysis of Financial Condition and Results of Operations for the periods shown.

In order to mitigate the effect of exchange rate changes, the Company will often attempt to structure sales contracts to provide for collections from customers in the currency in which the Company incurs its manufacturing costs. In certain instances, the Company will enter into foreign currency forward contracts to hedge specific large anticipated receipts or disbursements in currencies for which the Company does not traditionally have fully offsetting local currency expenditures or receipts. The Company was party to a number of long-term foreign currency forward contracts at December 31, 2011. The purpose of the majority of these contracts was to hedge large anticipated non-functional currency cash flows on major subsea, drilling, valve or other equipment contracts involving the Company's United States operations and its wholly-owned subsidiaries in Italy, Romania, Singapore and the United Kingdom. Many of these contracts have been designated as and are accounted for as cash flow hedges with changes in the fair value of those contracts recorded in accumulated other comprehensive income (loss) in the period such change occurs. Certain other contracts, many of which are centrally managed, are intended to offset other foreign currency exposures but have not been designated as hedges for accounting purposes and, therefore, any change in the fair value of those contracts are reflected in earnings in the period such change occurs.

Capital Markets and Interest Rates

The Company is subject to interest rate risk on its variable-interest rate borrowings and interest rate swaps. Variable-rate debt, where the interest rate fluctuates periodically, exposes the Company's cash flows to variability due to changes in market interest rates. Additionally, the fair value of the Company's fixed-rate debt changes with market interest rates.

The Company manages its debt portfolio to achieve an overall desired position of fixed and floating rates and employs interest rate swaps as a tool to achieve that goal. The major risks from interest rate derivatives include changes in the interest rates affecting the fair value of such instruments, potential increases in interest expense due to market increases in floating interest rates and the creditworthiness of the counterparties in such transactions.

The fair values of the 4.5% and 6.375% 10-year Senior Notes and the 5.95% and 7.0% 30-year Senior Notes are principally dependent on prevailing interest rates. The fair value of the floating rate notes due June 2, 2014 is expected to approximate book value.

The Company has various other long-term debt instruments, but believes that the impact of changes in interest rates in the near term will not be material to these instruments.

At December 31, 2011, the Company was a party to three interest rate swaps which effectively reduce the Company's rate on $400.0 million of its 6.375% fixed rate borrowings to an effective fixed interest rate of approximately 5.49% through January 15, 2012, the maturity date of all three swaps. Each of the swaps provide for semiannual interest payments and receipts each January 15 and July 15 and provide for resets of the 3-month LIBOR rate to the then existing rate each January 15, April 15, July 15 and October 15. At December 31, 2011, the fair value of the interest rate swaps was reflected on the Company's consolidated balance sheet as an asset with the change in the fair value of the swaps reflected as an adjustment to the Company's consolidated interest expense.

The Company has performed a sensitivity analysis to determine how market interest rate changes might affect the fair value of its debt. This analysis is inherently limited because it represents a singular, hypothetical set of assumptions. Actual market movements may vary significantly from the assumptions. The effects of market movements may also directly or indirectly affect the Company's assumptions and its rights and obligations not covered by the sensitivity analysis. Fair value sensitivity is not necessarily indicative of the ultimate cash flow or the earnings effect from the assumed market rate movements.

An instantaneous one-percentage-point decrease in interest rates across all maturities and applicable yield curves would have increased the fair value of the Company's fixed-rate debt positions by approximately $39.8 million at December 31, 2011 ($82.4 million at December 31, 2010), whereas a one-percentage-point increase in interest rates would have decreased the fair value of the Company's fixed-rate debt by $128.6 million at December 31, 2011 ($71.4 million at December 31, 2010). A one-percentage-point decrease or increase in floating interest rates would not have had a material impact on the fair value of the Company's interest rate swaps at December 31, 2011 or 2010. This analysis does not reflect the effect that increasing or decreasing interest rates would have on other items, such as new borrowings, nor the impact they would have on interest expense and cash payments for interest.

Derivatives Activity

Total gross volume bought (sold) by notional currency and maturity date on open derivative contracts at December 31, 2011 was as follows:

	Notional Amount Swaps	**Notional Amount - Buy**			**Notional Amount - Sell**		
(in millions)	**2012**	**2012**	**2013**	**Total**	**2012**	**2013**	**Total**
FX Forward Contracts							
Notional currency in:							
EUR	–	123.7	11.3	135.0	(25.2)	–	(25.2)
GBP	–	34.0	–	34.0	(16.2)	–	(16.2)
RON	–	–	–	–	(10.0)	–	(10.0)
NOK	–	90.0	–	90.0	(37.2)	–	(37.2)
SGD	–	13.2	–	13.2	–	–	–
USD	–	48.5	–	48.5	(88.9)	(6.7)	(95.6)
Interest Rate Swaps							
USD	800.0	–	–	–	–	–	–

As described further in Note 18 of the Notes to Consolidated Financial Statements, the net fair value of the Company's outstanding derivatives was a $12.4 million liability to the Company at December 31, 2011, as compared to a net benefit to the Company of $5.1 million at December 31, 2010.

Fair Value of Financial Instruments

The Company had $898.9 million of cash equivalents and $423.5 million of short-term investments at December 31, 2011. Cash equivalents represent highly liquid investments which are readily convertible to cash and have maturities of three months or less at the time of purchase. Short-term investments have original maturities of more than three months but less than one year. Certain of these investments are valued based upon quoted or estimated market prices which represent levels 1 and 2 market inputs.

The fair value of the Company's foreign exchange forward and option contracts are based on quoted exchange rates for the respective currencies applicable to similar instruments. The fair value of the Company's interest rate swaps are determined based on changes in quoted three-month LIBOR rates. Both of these valuation methods are based on level 2 observable market inputs.

The Company's international pension plans have assets available to fund future pension obligations totaling $275.9 million at December 31, 2011 ($261.3 million at December 31, 2010). The majority of these assets are invested in debt and equity securities or mutual funds, which are valued based on quoted market prices for an individual asset (level 1 market inputs), or mutual fund unit values, which are based on the fair values of the individual securities that the fund has invested in (level 2 observable market inputs). A small portion of the assets are invested in insurance contracts, real estate and other investments, which are valued based on level 3 unobservable inputs (see Note 8 of the Notes to Consolidated Financial Statements for further information).

The values of these assets are subject to change, based generally on changes in market conditions involving foreign exchange rates, interest rates and debt and equity security investment pricing.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company maintains a system of internal controls that is designed to provide reasonable but not absolute assurance as to the reliable preparation of the consolidated financial statements. The Company's management, including its Chief Executive Officer and Chief Financial Officer, does not expect that the Company's disclosure controls and procedures or the Company's internal controls will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of errors or fraud, if any, within Cameron have been detected.

The control environment of Cameron is the foundation for its system of internal controls over financial reporting and is embodied in the Company's Standards of Conduct. It sets the tone of the Company's organization and includes factors such as integrity and ethical values. The Company's internal controls over financial reporting are supported by formal policies and procedures that are reviewed, modified and improved as changes occur in the Company's business or as otherwise required by applicable rule-making bodies.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with members of management, the internal audit department and the independent registered public accountants to review and discuss internal controls over financial reporting and accounting and financial reporting matters. The independent registered public accountants and the internal audit department report to the Audit Committee and accordingly have full and free access to the Audit Committee at any time.

Assessment of Internal Control Over Financial Reporting

Cameron's management is responsible for establishing and maintaining adequate internal control (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) over financial reporting.

Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included a review of the documentation surrounding the Company's financial controls, an evaluation of the design effectiveness of these controls, testing of the operating effectiveness of these controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal controls over financial reporting – including the possibility of the circumvention or overriding of controls – based on management's evaluation, management has concluded that the Company's internal controls over financial reporting were effective as of December 31, 2011, based on the framework established in "Internal Control – Integrated Framework." However, because of changes in conditions, it is important to note that internal control system effectiveness may vary over time.

In conducting management's evaluation of the effectiveness of the Company's internal controls over financial reporting, the acquisition of LeTourneau Technologies, Inc. and four other businesses during 2011 for a total purchase price of $421.3 million, as more fully described in Note 2 of the Notes to Consolidated Financial Statements, were excluded. These operations accounted for less than 2% of the Company's consolidated revenues and income before income taxes and less than 10% of total and net assets as of and for the year ended December 31, 2011.

Ernst & Young LLP, an independent registered public accounting firm that has audited the Company's financial statements as of and for the three-year period ended December 31, 2011, has issued a report on their audit of management's internal control over financial reporting, which is included herein.

Jack B. Moore
President and
Chief Executive Officer
Date: February 27, 2012

Charles M. Sledge
Senior Vice President and
Chief Financial Officer
Date: February 27, 2012

The Board of Directors and Stockholders of Cameron International Corporation

We have audited the internal control over financial reporting of Cameron International Corporation (the Company) as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of LeTourneau Technologies, Inc. and the four other businesses acquired during 2011 for a total purchase price of $421.3 million, as more fully described in Note 2 of the Notes to Consolidated Financial Statements, which are included in the 2011 consolidated financial statements of the Company and constituted less than 2% of the Company's consolidated revenues and income before income taxes and less than 10% of total and net assets as of and for the year ended December 31, 2011. Our audit of internal control over financial reporting of the Company also did not include the evaluation of the internal control over financial reporting of the five businesses acquired during 2011 as referred to above.

In our opinion, Cameron International Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2011 and 2010, and the related statements of consolidated results of operations, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 2011 and our report dated February 27, 2012 expressed an unqualified opinion thereon.

Ernst & Young LLP

Houston, Texas
February 27, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Cameron International Corporation

We have audited the accompanying consolidated balance sheets of Cameron International Corporation (the Company) as of December 31, 2011 and 2010, and the related statements of consolidated results of operations, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cameron International Corporation at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2012 expressed an unqualified opinion thereon.

Ernst & Young LLP

Houston, Texas
February 27, 2012

Consolidated Results of Operations

(dollars in millions, except per share data)	YEAR ENDED DECEMBER 31, 2011	2010	2009
Revenues	**$6,959.0**	$ 6,134.8	$ 5,223.2
Costs and expenses:			
Cost of sales *(exclusive of depreciation and amortization shown separately below)*	**4,838.4**	4,212.4	3,540.1
Selling and administrative expenses	**1,001.5**	862.3	715.6
Depreciation and amortization	**206.6**	201.6	156.6
Interest, net	**84.0**	78.0	86.5
Other costs *(see Note 3)*	**177.4**	47.2	81.6
Total costs and expenses	**6,307.9**	5,401.5	4,580.4
Income before income taxes	**651.1**	733.3	642.8
Income tax provision	**(129.2)**	(170.4)	(167.3)
Net income	**$ 521.9**	$ 562.9	$ 475.5
Earnings per common share:			
Basic	**$ 2.13**	$ 2.32	$ 2.15
Diluted	**$ 2.09**	$ 2.27	$ 2.11

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets

(dollars in millions, except shares and per share data)	DECEMBER 31, 2011	DECEMBER 31, 2010
Assets		
Cash and cash equivalents	**$ 898.9**	$ 1,832.5
Short-term investments	**423.5**	–
Receivables, net	**1,757.3**	1,056.1
Inventories, net	**2,399.9**	1,779.3
Other	**349.0**	265.0
Total current assets	**5,828.6**	4,932.9
Plant and equipment, net	**1,500.1**	1,247.8
Goodwill	**1,615.3**	1,475.8
Other assets	**417.7**	348.6
Total assets	**$ 9,361.7**	$ 8,005.1
Liabilities and stockholders' equity		
Current portion of long-term debt	**$ 10.6**	$ 519.9
Accounts payable and accrued liabilities	**2,669.7**	2,016.0
Accrued income taxes	**–**	38.0
Total current liabilities	**2,680.3**	2,573.9
Long-term debt	**1,574.2**	772.9
Deferred income taxes	**184.5**	95.7
Other long-term liabilities	**215.3**	170.2
Total liabilities	**4,654.3**	3,612.7
Commitments and contingencies	**–**	–
Stockholders' equity:		
Common stock, par value $.01 per share, 400,000,000 shares authorized, 263,111,472 shares issued at December 31, 2011 and 2010	**2.6**	2.6
Preferred stock, par value $.01 per share, 10,000,000 shares authorized, no shares issued or outstanding	**–**	–
Capital in excess of par value	**2,072.4**	2,259.3
Retained earnings	**3,370.2**	2,848.3
Accumulated other elements of comprehensive income (loss)	**(90.8)**	(27.1)
Less: Treasury stock at cost, 17,579,397 shares at December 31, 2011 and 19,197,642 shares at December 31, 2010	**(647.0)**	(690.7)
Total stockholders' equity	**4,707.4**	4,392.4
Total liabilities and stockholders' equity	**$ 9,361.7**	$ 8,005.1

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Cash Flows

(dollars in millions)	YEAR ENDED DECEMBER 31, 2011	2010	2009
Cash flows from operating activities:			
Net income	**$ 521.9**	$ 562.9	$ 475.5
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**160.2**	142.6	114.7
Amortization	**46.4**	59.0	41.9
Non-cash stock compensation expense	**36.7**	34.5	27.7
Deferred income taxes and tax benefit of stock compensation plan transactions	**(22.0)**	(19.1)	(35.8)
Changes in assets and liabilities, net of translation, acquisitions and non-cash items:			
Receivables	**(461.1)**	(81.4)	165.2
Inventories	**(397.1)**	(3.8)	(220.9)
Accounts payable and accrued liabilities	**200.8**	(291.7)	139.8
Other assets and liabilities, net	**122.7**	(108.8)	(94.6)
Net cash provided by operating activities	**208.5**	294.2	613.5
Cash flows from investing activities:			
Increase in short-term investments, net	**(422.8)**	–	–
Capital expenditures	**(388.1)**	(200.7)	(240.9)
Acquisitions, net of cash acquired	**(421.3)**	(40.9)	11.2
Proceeds from sale of plant and equipment	**19.6**	12.4	4.1
Net cash used for investing activities	**(1,212.6)**	(229.2)	(225.6)
Cash flows from financing activities:			
Short-term loan borrowings (repayments), net	**45.7**	(8.4)	(18.9)
Issuance of senior debt	**747.8**	–	–
Debt issuance costs	**(4.7)**	–	–
Redemption of convertible debentures	**(705.7)**	–	(131.1)
Sale (purchase) of equity call options, net	**(12.2)**	–	–
Purchase of treasury stock	**(2.4)**	(124.0)	(29.2)
Proceeds from stock option exercises, net of tax payments from stock compensation plan transactions	**21.5**	36.3	10.2
Excess tax benefits from stock compensation plan transactions	**9.0**	16.4	6.4
Principal payments on capital leases	**(8.2)**	(6.6)	(6.7)
Net cash provided by (used for) financing activities	**90.8**	(86.3)	(169.3)
Effect of translation on cash	**(20.3)**	(7.2)	21.4
Increase (decrease) in cash and cash equivalents	**(933.6)**	(28.5)	240.0
Cash and cash equivalents, beginning of year	**1,832.5**	1,861.0	1,621.0
Cash and cash equivalents, end of year	**$ 898.9**	$ 1,832.5	$ 1,861.0

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Changes in Stockholders' Equity

(dollars in millions)	Common Stock	Capital in Excess of Par value	Retained Earnings	Accumulated Other Elements of Comprehensive Income (Loss)	Treasury Stock	Total
Balance—December 31, 2008	$ 2.4	$ 1,254.6	$ 1,809.9	$ (84.2)	$ (638.2)	$ 2,344.5
Net income			475.5			475.5
Foreign currency translation				86.6		86.6
Change in fair value of derivatives accounted for as cash flow hedges, net of $6.7 in taxes				11.3		11.3
Other comprehensive income from derivative transactions recognized in current year earnings, net of $9.6 in taxes				16.2		16.2
Impact after currency effects of actuarial gains/losses, net of $9.7 in taxes				(23.0)		(23.0)
Amortization of net actuarial losses and prior service credits, net of $0.6 in taxes				2.4		2.4
Pension settlement loss				0.2		0.2
Comprehensive income						569.2
Equity securities issued for purchase of NATCO	0.2	982.1			6.2	988.5
Non-cash stock compensation expense		27.7				27.7
Purchase of treasury stock					(29.2)	(29.2)
Treasury stock issued under stock compensation plans		(30.1)			39.4	9.3
Tax benefit of stock compensation plan transactions		9.7				9.7
Balance—December 31, 2009	2.6	2,244.0	2,285.4	9.5	(621.8)	3,919.7
Net income			562.9			562.9
Foreign currency translation				(50.1)		(50.1)
Change in fair value of derivatives accounted for as cash flow hedges, net of $2.9 in taxes				(6.1)		(6.1)
Other comprehensive income from derivative transactions recognized in current year earnings, net of $5.2 in taxes				11.6		11.6
Impact after currency effects of actuarial gains/losses, net of $2.9 in taxes				4.5		4.5
Amortization of net actuarial losses and prior service credits, net of $1.1 in taxes				3.5		3.5
Comprehensive income						526.3
Non-cash stock compensation expense		34.5				34.5
Purchase of treasury stock					(124.0)	(124.0)
Treasury stock issued under stock compensation plans		(32.5)			67.9	35.4
Tax benefit of stock compensation plan transactions		17.4				17.4
NATCO purchase price allocation adjustment		(4.1)			(12.8)	(16.9)
Balance—December 31, 2010	2.6	2,259.3	2,848.3	(27.1)	(690.7)	4,392.4
Net income			**521.9**			**521.9**
Foreign currency translation				**(60.2)**		**(60.2)**
Change in fair value of derivatives accounted for as cash flow hedges and other, net of $1.1 in taxes				**(5.2)**		**(5.2)**
Other comprehensive income from derivative transactions recognized in current year earnings, net of $1.5 in taxes				**6.4**		**6.4**
Impact after currency effects of actuarial gains/losses and plan amendments, net of $0.9 in taxes				**(7.7)**		**(7.7)**
Amortization of net actuarial losses and prior service credits, net of $0.6 in taxes				**3.0**		**3.0**
Comprehensive income						**458.2**
Non-cash stock compensation expense		**36.7**				**36.7**
Purchase of treasury stock					**(2.4)**	**(2.4)**
Treasury stock issued under stock compensation plans		**(25.4)**			**46.1**	**20.7**
Tax benefit of stock compensation plan transactions		**4.9**				**4.9**
Conversion value of convertible debentures in excess of principal		**(203.3)**				**(203.3)**
Other		**0.2**				**0.2**
Balance—December 31, 2011	**$ 2.6**	**$ 2,072.4**	**$ 3,370.2**	**$ (90.8)**	**$ (647.0)**	**$ 4,707.4**

The Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Major Accounting Policies

Company Operations — Cameron International Corporation (Cameron or the Company) provides flow equipment products, systems and services to worldwide oil, gas and process industries through three business segments, Drilling & Production Systems (DPS), Valves & Measurement (V&M) and Process & Compression Systems (PCS). Products include oil and gas pressure control and separation equipment, including valves, wellheads, manifolds, controls, chokes, blowout preventers and assembled systems for oil and gas drilling, production and transmission processes used in onshore, offshore and subsea applications. Cameron also manufactures and services air and gas compressors and turbochargers. Additional information regarding each segment may be found in Note 15 of the Notes to Consolidated Financial Statements.

Principles of Consolidation — The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Investments from 20% to 50% in affiliated companies are accounted for using the equity method.

Estimates in Financial Statements — The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, estimates of total contract profit or loss on certain long-term production contracts, estimated losses on accounts receivable, estimated realizable value on excess and obsolete inventory, contingencies, including tax contingencies, estimated liabilities for litigation exposures and liquidated damages, estimated warranty costs, estimates related to pension accounting, estimates related to the fair value of reporting units for purposes of assessing goodwill for impairment, estimated proceeds from assets held for sale and estimates related to deferred tax assets and liabilities, including valuation allowances on deferred tax assets. Actual results could differ materially from these estimates.

Revenue Recognition — The Company generally recognizes revenue, net of sales taxes, once the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the equipment has occurred or services have been rendered, (iii) the price of the equipment or service is fixed and determinable and (iv) collectibility is reasonably assured. For certain engineering, procurement and construction-type contracts, which typically include the Company's subsea and drilling systems and processing equipment contracts, revenue is recognized in accordance with accounting rules relating to construction-type and production-type contracts. Under this guidance, the Company recognizes revenue on these contracts using a units-of-completion method. Under the units-of-completion method, revenue and cost of sales are recognized once the manufacturing process is complete for each unit specified in the contract with the customer, including customer inspection and acceptance, if required by the contract. This method requires the Company to make estimates regarding the total costs of the project, which impacts the amount of gross margin the Company recognizes in each reporting period. The Company routinely, and at least quarterly, reviews its estimates relating to total estimated contract profit or loss and recognizes changes in those estimates as they are determined. Revenue associated with change orders is not included in the calculation of estimated profit on a contract until approved by the customer. Costs associated with unapproved change orders are deferred if (i) the customer acknowledges a change has occurred and (ii) it is probable that the costs will be recoverable from the customer. If these two conditions are not met, the costs are included in the calculation of estimated profit on the project. Anticipated losses on contracts are recorded in full in the period in which they become evident.

Approximately 26%, 36% and 28% of the Company's revenues for the years ended December 31, 2011, 2010 and 2009, respectively, were recognized under the accounting rules for construction-type and production-type contracts.

Shipping and Handling Costs — Shipping and handling costs are reflected in the caption entitled "Cost of sales (exclusive of depreciation and amortization shown separately below)" in the accompanying Consolidated Results of Operations statements.

Cash Equivalents and Short-Term Investments — Cash equivalents consist of highly liquid investments which are readily convertible to cash and have maturities of three months or less at the time of purchase. Short-term investments consist primarily of commercial paper, U.S. Treasury securities, U.S. non-governmental agency asset-backed securities and corporate debt obligations that have maturities of more than three months but less than one year. All of our short-term investments are classified as available-for-sale and recorded at fair value, with unrealized holding gains and losses recorded as a component of accumulated other comprehensive income (loss).

Allowance for Doubtful Accounts — The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Such allowances are based upon several factors including, but not limited to, historical experience, the length of time an invoice has been outstanding, responses from customers relating to demands for payment and the current and projected financial condition of specific customers.

Inventories — Aggregate inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 55% of inventories at December 31, 2011 and 46% at December 31, 2010 are carried on the last-in, first-out (LIFO) method. For these locations, the use of LIFO results in a better matching of costs and revenues. The remaining inventories, which are generally located outside the United States and Canada, are carried on the first-in, first-out (FIFO) method. The Company provides a reserve for estimated inventory obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value.

Plant and Equipment — Property, plant and equipment, both owned and under capital lease, are carried at cost. Maintenance and repair costs are expensed as incurred. The cost of renewals, replacements and betterments is capitalized. The Company capitalizes software developed or obtained for internal use. Accordingly, the cost of third-party software, as well as the cost of third-party and internal personnel that are directly involved in application development activities, are capitalized during the application development phase of new software systems projects. Costs during the preliminary project stage and post-implementation stage of new software systems projects, including data conversion and training costs, are expensed as incurred. Depreciation and amortization is provided over the estimated useful lives of the related assets, or in the case of assets under capital leases, over the related lease term, if less, using the straight-line method. The estimated useful lives of the major classes of property, plant and equipment are as follows:

	ESTIMATED USEFUL LIVES
Buildings and leasehold improvements	10-40 years
Machinery, equipment and tooling	3-18 years
Office furniture, software and other	3-10 years

Goodwill —The Company reviews the carrying value of goodwill in accordance with accounting rules on impairment of goodwill, which require that the Company estimate the fair value of each of its reporting units annually, or when impairment indicators exist, and compare such amounts to their respective carrying values to determine if an impairment of goodwill is required. Generally, this review is conducted during the first quarter of each annual period. Based upon the most recent annual evaluation, no impairment of goodwill was required. The estimated fair value of each reporting unit for the 2011, 2010 and 2009 evaluations was determined using discounted future expected cash flows (level 3 unobservable inputs) or other market-related valuation models consistent with the accounting guidance for fair-value measurements. Certain estimates and judgments are required in the application of the fair value models, including, but not limited to, estimates of future cash flows and the selection of a discount rate. The Company's reporting units for goodwill impairment evaluation purposes are the Drilling, Surface, Subsea and Flow Control divisions of the DPS segment, the Engineered Valves, Distributed Valves, Process Valves, Measurement Systems divisions and the Aftermarket Services business of the V&M segment and the Process and Reciprocating Compression, Custom Process Systems and Centrifugal Compression divisions of the PCS segment.

Intangible Assets — The Company's intangible assets, excluding goodwill, represent purchased patents, trademarks, customer lists and other identifiable intangible assets. The majority of intangible assets are amortized on a straight-line basis over the years expected to be benefited, generally ranging from 5 to 20 years. Such intangibles are tested for recoverability whenever events or changes in circumstances indicate that their carrying value may not be recoverable. As many areas of the Company's business rely on patents and proprietary technology, it has followed a policy of seeking patent protection both inside and outside the United States for products and methods that appear to have commercial significance. The costs of developing any intangibles internally, as well as costs of defending such intangibles, are expensed as incurred. No material impairment of intangible assets was required during the years ended December 31, 2011, 2010 or 2009.

Long-Lived Assets — In accordance with accounting rules for the impairment or disposal of long-lived assets, such assets, excluding goodwill and indefinite-lived intangibles, to be held and used by the Company are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. If an impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the fair value of the asset. Assets are classified as held for sale when the Company has a plan for disposal of such assets and those assets are stated at estimated fair value less estimated costs to sell. No material impairment of long-lived assets was required during the years ended December 31, 2011, 2010 or 2009.

Product Warranty — Estimated warranty costs are accrued either at the time of sale based upon historical experience or, in some cases, when specific warranty problems are encountered. Adjustments to the recorded liability are made periodically to reflect actual experience.

Contingencies — The Company accrues for costs relating to litigation, including litigation defense costs, claims, assessments and other contingent matters, including liquidated damage liabilities, when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties, amounts specified by contract, amounts designated by legal statute or management's judgment, as appropriate. Revisions to contingent liability reserves are reflected in income in the period in which different facts or information become known or circumstances change that affect the Company's previous assumptions with respect to the likelihood or amount of loss. Amounts paid upon the ultimate resolution of contingent liabilities may be materially different from previous estimates and could require adjustments to the estimated reserves to be recognized in the period such new information becomes known.

Income Taxes — The asset and liability approach is used to account for income taxes by recognizing deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. Income tax expense includes U.S. and foreign income taxes, including U.S. federal taxes on undistributed earnings of foreign subsidiaries to the extent such earnings are planned to be remitted. Taxes are not provided on the translation component of comprehensive income since the effect of translation is not considered to modify the amount of the earnings that are planned to be remitted.

The Company accounts for uncertainties in its income tax positions in accordance with income tax accounting rules. Interest related to an underpayment of income taxes is reflected as a component of interest expense in the Consolidated Results of Operations statement. Penalties on a tax position taken by the Company are reflected as a component of income tax expense in the Consolidated Results of Operations statement. See Note 12 of the Notes to Consolidated Financial Statements for further discussion of the Company's income taxes.

Environmental Remediation and Compliance — Environmental remediation and postremediation monitoring costs are accrued when such obligations become probable and reasonably estimable. Such future expenditures are not discounted to their present value.

Pension and Postretirement Benefits Accounting — The Company recognizes the funded status of its defined benefit pension and other postretirement benefit plans in its Consolidated Balance Sheets. The measurement date for all of the Company's plans was December 31, 2011.

Stock-Based Compensation — At December 31, 2011, the Company had grants outstanding under seven stock-based employee compensation plans, which are described in further detail in Note 9 of the Notes to Consolidated Financial Statements. Compensation expense for the Company's stock-based compensation plans is measured using the fair value method required by accounting rules on stock compensation. Under this guidance, the fair value of stock option grants and restricted stock unit awards is amortized to expense using the straight-line method over the shorter of the vesting period or the remaining employee service period.

Derivative Financial Instruments — Consistent with accounting guidance for derivative instruments and hedging activities, the Company recognizes all derivative financial instruments as assets and liabilities on a gross basis and measures them at fair value. Hedge accounting is only applied when the derivative is deemed highly effective at offsetting changes in anticipated cash flows of the hedged item or transaction. Changes in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other elements of comprehensive income until the underlying transactions are recognized in earnings, at which time any deferred hedging gains or losses are also recorded in earnings on the same line as the hedged item. Any ineffective portion of the change in the fair value of a derivative used as a cash flow hedge is recorded in earnings as incurred. The amounts recorded in earnings from ineffectiveness for the years ended December 31, 2011, 2010 and 2009 have not been material. The Company may at times also use forward or option contracts to hedge certain other foreign currency exposures. These contracts are not designated as hedges under the accounting guidance described above. Therefore, the changes in fair value of these contracts are recognized in earnings as they occur and offset gains or losses on the related exposures.

The Company will also periodically use interest rate swaps to modify the interest characteristics of some or all of its fixed or floating rate debt. As these interest rate swaps are not designated as hedges, changes in the fair value of these derivatives are recognized as an adjustment to interest expense as they occur.

Foreign Currency — For most subsidiaries and branches outside the U.S., the local currency is the functional currency. The financial statements of these subsidiaries and branches are translated into U.S. dollars as follows: (i) assets and liabilities at year-end exchange rates; (ii) income, expenses and cash flows at monthly average exchange rates or exchange rates in effect on the date of the transaction; and (iii) stockholders' equity at historical exchange rates. For those subsidiaries for which the local currency is the functional currency, the resulting translation adjustment is recorded as a component of accumulated other elements of comprehensive income in the accompanying Consolidated Balance Sheets.

For certain other subsidiaries and branches, operations are conducted primarily in currencies other than the local currencies, which are therefore the functional currency. Non-functional currency monetary assets and liabilities are remeasured at ending exchange rates. Revenue, expense and gain and loss accounts of these foreign subsidiaries and branches are remeasured at average exchange rates or exchange rates in effect on the date of the transaction. Non-functional currency non-monetary assets and liabilities, and the related revenue, expense, gain and loss accounts are remeasured at historical rates.

Foreign currency gains and losses arising from monetary transactions denominated in a currency other than the functional currency of the entity involved are included in income. The effects of foreign currency transactions were a loss of $10.9 million for the year ended December 31, 2011, a gain of $11.9 million for the year ended December 31, 2010 and a loss of $19.4 million for the year ended December 31, 2009.

Reclassifications and Revisions — Certain prior year amounts have been reclassified to conform to the current year presentation.

Note 2: Acquisitions

LeTourneau Technologies, Inc. — On October 24, 2011, the Company closed on the acquisition of LeTourneau Technologies, Inc., a wholly-owned subsidiary of Joy Global Inc., for $375.0 million in cash, subject to certain post-closing adjustments. LeTourneau provides drilling equipment as well as rig designs and components for both the land and offshore rig markets and its results of operations have been included in the Company's DPS segment from the date of acquisition.

Under the purchase method of accounting, the total purchase price was allocated to LeTourneau's net tangible and identifiable intangible assets based on their fair values at the acquisition date. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. The initial allocation was based on preliminary valuations. The Company's estimates and assumptions are subject to change upon the receipt of additional information required to finalize the valuations. The primary areas of the purchase price allocation, which are not yet finalized, relate to inventory, property, plant and equipment, identifiable intangible assets, goodwill, certain preacquisition contingencies and related adjustments to deferred taxes. The final valuation of net assets is expected to be completed as soon as possible, but no later than one year from the acquisition date. The following table, set forth below, shows the total preliminary purchase price allocated to LeTourneau's net tangible and identifiable intangible assets based on their estimated fair values at the acquisition date. These items are included in the Company's Consolidated Balance Sheet as of December 31, 2011 and are treated as non-cash additions, except for the cash cost of the acquisition, in the Company's Consolidated Cash Flows Statement for the year ended December 31, 2011.

	PRELIMINARY ALLOCATION AS OF DECEMBER 31, 2011 (dollars in millions)
Cash	$ 0.6
Accounts receivable	81.0
Inventory	253.7
Other current assets	14.0
Property, plant and equipment	60.7
Goodwill	119.3
Intangibles	60.7
Other non-current assets	4.7
Accounts payable and accrued liabilities	(219.7)
Total purchase price	$ 375.0

Other Acquisitions — During 2011, the Company also acquired the stock of four other businesses for a total cash purchase price, net of cash acquired, of $46.9 million. Vescon Equipamentos Industriais Ltda. was acquired to strengthen the Company's surface product offerings in the Brazilian market and has been included in the DPS segment since the date of acquisition. The remaining interest in Scomi Energy Sdn Bhd., previously a Cameron joint venture company, was acquired in order to strengthen the Company's process systems offerings in the Malaysian market. TS-Technology AS, a Norwegian company, was acquired to enhance the Company's water treatment technology offerings. Industrial Machine and Fabrication ("IMF") was acquired to enhance the Company's rotating compression aftermarket offerings. The results of Scomi Energy Sdn Bhd, TS-Technology AS businesses, and IMF have been included in the PCS segment since the dates of the respective acquisitions.

Preliminary goodwill recorded from all acquisitions during 2011 was approximately $142.4 million, of which approximately $134.2 million is deductible for tax purposes. The Company is still awaiting significant information relating to the fair value of the assets and liabilities of the acquired businesses in order to finalize the purchase price allocations.

During 2010, the Company acquired the assets or capital stock of two businesses for a total cash purchase price of $40.9 million. These businesses were acquired to enhance the Company's product offerings or aftermarket services in the DPS and V&M segments. The two acquisitions were included in the Company's consolidated financial statements for the periods subsequent to the acquisitions. Goodwill recorded as a result of these acquisitions was approximately $23.9 million. Under the terms of the acquisition recorded in the V&M segment, the Company has the right and obligation under various conditions to purchase the remaining 49% capital stock interest it does not currently own. The Company has reflected a liability in its consolidated balance sheet for the fair value of the remaining 49% interest the Company is required to purchase.

During 2009, the Company acquired 100% of the outstanding stock of NATCO Group Inc. (NATCO) by issuing common stock valued at $971.6 million and acquired the assets or capital stock of two other businesses for a total cash purchase price of $23.2 million. The majority of NATCO's operations have been included in the PCS segment. The other two businesses were acquired to enhance the Company's product offerings or aftermarket services in the DPS and V&M segments. Total goodwill recorded from these three acquisitions was approximately $752.7 million.

Note 3: Other Costs

Other costs consisted of the following:

(dollars in millions)	YEAR ENDED DECEMBER 31, 2011	2010	2009
Indemnity settlement with BP Exploration and Production Inc. *(see Note 19)*	**$ 82.5**	$ –	$ –
BOP litigation costs	**60.7**	12.5	–
Employee severance	**5.7**	8.8	61.0
NATCO acquisition integration costs	**–**	22.0	–
Mark-to-market impact on currency derivatives[1]	**9.3**	–	–
Costs associated with retiring the 2.5% convertible debentures	**14.5**	–	–
Acquisition and other restructuring costs	**4.7**	3.9	20.6
Total other costs	**$ 177.4**	$ 47.2	$81.6

[1] These derivatives have not been designated as accounting hedges.

NATCO acquisition integration costs consist of costs incurred for the integration of NATCO's operations with the existing operations of the Company, primarily reflecting the costs associated with converting NATCO's legacy operations to the Company's SAP information systems.

Note 4: Receivables

Receivables consisted of the following:

(dollars in millions)	DECEMBER 31, 2011	2010
Trade receivables	**$1,523.5**	$ 991.2
Insurance company receivables related to the indemnity settlement with BP Exploration and Production Inc. *(see Note 19)*	**167.5**	–
Other receivables	**76.2**	78.9
Allowance for doubtful accounts	**(9.9)**	(14.0)
Total receivables	**$1,757.3**	$ 1,056.1

Note 5: Inventories

Inventories consisted of the following:

(dollars in millions)	DECEMBER 31, 2011	2010
Raw materials	**$ 427.3**	$ 166.5
Work-in-process	**767.8**	575.9
Finished goods, including parts and subassemblies	**1,376.9**	1,190.5
Other	**12.5**	12.1
	2,584.5	1,945.0
Excess of current standard costs over LIFO costs	**(102.7)**	(97.7)
Allowance for obsolete and excess inventory	**(81.9)**	(68.0)
Total inventories	**$2,399.9**	$ 1,779.3

Note 6: Plant and Equipment, Goodwill and Other Assets

Plant and equipment consisted of the following:

(dollars in millions)	DECEMBER 31, 2011	2010
Land and land improvements	**$ 80.3**	$ 73.8
Buildings	**561.5**	493.4
Machinery and equipment	**1,208.0**	1,040.9
Tooling, dies, patterns, etc.	**189.6**	148.3
Office furniture & equipment	**156.9**	140.0
Capitalized software	**220.1**	156.1
Assets under capital leases	**54.3**	46.2
Construction in progress	**183.4**	145.0
All other	**33.9**	42.2
	2,688.0	2,285.9
Accumulated depreciation	**(1,187.9)**	(1,038.1)
Total plant and equipment, net	**$1,500.1**	$ 1,247.8

Changes in goodwill during 2011 were as follows:

(dollars in millions)	DPS	V&M	PCS	Total
Balance at December 31, 2010	$ 306.4	$ 322.8	$ 846.6	$ 1,475.8
Current year acquisitions	134.2	–	8.2	142.4
Translation and other	(2.9)	(2.4)	2.4	(2.9)
Balance at December 31, 2011	$ 437.7	$ 320.4	$ 857.2	$ 1,615.3

Other assets consisted of the following:

(dollars in millions)	DECEMBER 31, 2011	2010
Deferred income taxes	**$ 56.3**	$ 41.2
Other intangibles:		
Gross:		
Customer lists	**144.0**	118.0
Patents and technology	**123.0**	102.3
Trademarks	**64.2**	53.2
Noncompete agreements, engineering drawings and other	**103.6**	82.6
Accumulated amortization	**(125.6)**	(100.1)
Other	**52.2**	51.4
Total other assets	**$ 417.7**	$ 348.6

Amortization expense associated with the Company's capitalized software and other amortizable intangibles recorded as of December 31, 2011 is expected to approximate $35.2 million, $31.8 million, $28.4 million, $21.2 million and $21.1 million for the years ending December 31, 2012, 2013, 2014, 2015 and 2016, respectively.

Note 7: Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following:

	DECEMBER 31,	
(dollars in millions)	**2011**	**2010**
Indemnity settlement with BP Exploration and Production Inc. *(see Note 19)*	**$ 250.0**	$ –
Trade accounts payable and accruals	**718.8**	571.3
Salaries, wages and related fringe benefits	**209.9**	190.2
Advances from customers	**1,012.5**	863.3
Sales-related costs and provisions	**118.1**	90.2
Payroll and other taxes	**76.0**	67.4
Product warranty	**65.0**	45.7
Fair market value of derivatives[1]	**17.6**	1.8
Other	**201.8**	186.1
Total accounts payable and accrued liabilities	**$2,669.7**	$ 2,016.0

[1] Additional information relating to the Company's outstanding derivative contracts as of December 31, 2011 may be found in Note 18 of the Notes to Consolidated Financial Statements.

Activity during the year associated with the Company's product warranty accruals was as follows *(dollars in millions)*:

Balance December 31, 2010	Warranty Provisions	Acquisitions	Charges Against Accrual	Translation and Other	Balance December 31, 2011
$ 45.7	$ 42.5	$ 21.3	$ (44.0)	$ (0.5)	$ 65.0

Note 8: Employee Benefit Plans

As of December 31, 2011, the Company sponsored separate defined benefit pension plans for employees of its United Kingdom (U.K.) and German subsidiaries as well as several unfunded defined benefit arrangements for various other employee groups. The U.K. defined benefit pension plan was frozen to new entrants effective June 14, 1996.

Certain of the Company's employees also participate in various domestic employee welfare benefit plans, including medical, dental and prescriptions. Additionally, certain employees based in the United States receive retiree medical, prescription and life insurance benefits. All of the welfare benefit plans, including those providing postretirement benefits, are unfunded.

Total net benefit plan expense (income) associated with the Company's defined benefit pension and postretirement benefit plans consisted of the following:

	PENSION BENEFITS			POSTRETIREMENT BENEFITS		
(dollars in millions)	**2011**	**2010**	**2009**	**2011**	**2010**	**2009**
Service cost	**$ 3.1**	$ 2.9	$ 2.7	**$ –**	$ –	$ –
Interest cost	**15.9**	15.1	14.1	**0.6**	0.9	0.5
Expected return on plan assets	**(18.2)**	(15.8)	(13.3)	**–**	–	–
Amortization of prior service cost (credit)	**–**	–	–	**(1.3)**	(0.9)	(0.9)
Amortization of losses (gains)	**5.8**	6.7	5.7	**(0.9)**	(1.2)	(1.9)
Other	**0.3**	–	0.3	**–**	–	–
Total net benefit plan expense (income)	**$ 6.9**	$ 8.9	$ 9.5	**$ (1.6)**	$ (1.2)	$ (2.3)

Included in accumulated other elements of comprehensive income at December 31, 2011 and 2010 are the following amounts that have not yet been recognized in net periodic benefit plan cost, as well as the amounts that are expected to be recognized in net periodic benefit plan cost during the year ending December 31, 2012:

	DECEMBER 31, 2011		DECEMBER 31, 2010		YEAR ENDING DECEMBER 31, 2012
(dollars in millions)	**Before Tax**	**After Tax**	**Before Tax**	**After Tax**	**Expected Amortization**
Pension benefits:					
Prior service credit	**$ 0.7**	**$ 0.5**	$ –	$ –	$ (0.1)
Actuarial losses, net	**(88.3)**	**(65.8)**	(84.6)	(61.4)	5.9
Post retirement benefits:					
Prior service credit	**5.7**	**3.6**	6.9	4.3	(1.3)
Actuarial gains	**8.8**	**5.5**	9.0	5.6	(0.9)
	$ (73.1)	**$ (56.2)**	$ (68.7)	$ (51.5)	$ 3.6

The change in the projected benefit obligation associated with the Company's defined benefit pension plans and the change in the accumulated benefit obligation associated with the Company's postretirement benefit plans was as follows:

	PENSION BENEFITS		POSTRETIREMENT BENEFITS	
(dollars in millions)	**2011**	**2010**	**2011**	**2010**
Benefit obligation at beginning of year	**$ 282.4**	$ 274.5	**$ 15.6**	$ 18.3
Service cost	**3.1**	2.9	**–**	–
Interest cost	**15.9**	15.1	**0.6**	0.9
Plan participants' contributions	**1.0**	0.9	**–**	–
Actuarial losses (gains)	**7.1**	5.8	**(0.7)**	1.2
Exchange rate changes	**(0.2)**	(8.5)	**–**	–
Benefits and expenses paid from plan assets	**(12.2)**	(8.3)	**(1.4)**	(1.9)
Plan amendments	**(0.7)**	–	**–**	(2.9)
Other	**0.7**	–	**–**	–
Benefit obligation at end of year	**$ 297.1**	$ 282.4	**$ 14.1**	$ 15.6

The total accumulated benefit obligation for the Company's defined benefit pension plans was $258.2 million and $244.6 million at December 31, 2011 and 2010, respectively.

The change in the plan assets associated with the Company's defined benefit pension and postretirement benefit plans was as follows:

	PENSION BENEFITS		POSTRETIREMENT BENEFITS	
(dollars in millions)	**2011**	**2010**	**2011**	**2010**
Fair value of plan assets at beginning of year	**$ 261.3**	$ 242.2	**$ –**	$ –
Actual return on plan assets	**15.0**	24.4	**–**	–
Company contributions	**10.4**	9.4	**1.4**	1.9
Plan participants' contributions	**1.0**	0.9	**–**	–
Exchange rate changes	**0.1**	(7.3)	**–**	–
Benefits and expenses paid from plan assets	**(12.2)**	(8.3)	**(1.4)**	(1.9)
Other	**0.3**	–	**–**	–
Fair value of plan assets at end of year	**$ 275.9**	$ 261.3	**$ –**	$ –

The status of the Company's underfunded defined benefit pension and postretirement benefit plans was as follows:

	PENSION BENEFITS DECEMBER 31,		POSTRETIREMENT BENEFITS DECEMBER 31,	
(dollars in millions)	**2011**	**2010**	**2011**	**2010**
Underfunded status at end of year:				
Current	**$ (0.2)**	$ (0.2)	**$ (1.9)**	$ (2.2)
Non-current	**(21.0)**	(20.9)	**(12.2)**	(13.4)
Underfunded status at end of year	**$ (21.2)**	$ (21.1)	**$ (14.1)**	$ (15.6)

Actual asset investment allocations for the Company's main defined benefit pension plan in the United Kingdom, which accounts for approximately 97% of total plan assets, were as follows:

	PENSION BENEFITS	
	2011	**2010**
U.K. plan:		
Equity securities	**53%**	54%
Fixed income debt securities, cash and other	**47%**	46%

In each jurisdiction, the investment of plan assets is overseen by a plan asset committee whose members act as trustees of the plan and set investment policy. For the years ended December 31, 2011 and 2010, the investment strategy has been designed to approximate the performance of market indexes. The Company's targeted allocation for the U.K. plan for 2012 and beyond is approximately 54.4% in equities, 40.7% in fixed income debt securities and 4.9% in real estate and other.

During 2011, the Company made contributions totaling approximately $10.4 million to the assets of its various defined benefit pension plans. Contributions to plan assets for 2012 are currently expected to approximate $9.6 million assuming no change in the current discount rate or expected investment earnings.

The assets of the Company's pension plans are generally invested in debt and equity securities or mutual funds, which are valued based on quoted market prices for an individual asset (level 1 market inputs) or mutual fund unit values, which are based on the fair values of the individual securities that the fund has invested in (level 2 observable market inputs). A small portion of the assets are invested in insurance contracts, real estate and other investments, which are valued based on level 3 unobservable inputs.

The fair values of the Company's pension plan assets by asset category at December 31, 2011 and 2010 were as follows:

	Fair Value Based on Quoted Prices in Active Markets for Identical Assets (Level 1)		**Fair Value Based on Significant Other Observable Inputs (Level 2)**		**Fair Value Based on Significant Unobservable Inputs (Level 3)**		**Total**	
(dollars in millions)	**2011**	**2010**	**2011**	**2010**	**2011**	**2010**	**2011**	**2010**
Cash and cash equivalents	**$ 1.9**	$ 10.2	**$ –**	$ –	**$ –**	$ –	**$ 1.9**	$ 10.2
Equity securities:								
US equities	**–**	–	**58.3**	52.7	**–**	–	**58.3**	52.7
Non-U.S. equities	**–**	37.3	**82.3**	47.4	**–**	–	**82.3**	84.7
Bonds:								
Non-US government bonds	**–**	–	**89.9**	21.0	**–**	–	**89.9**	21.0
Non-US corporate bonds	**–**	–	**23.8**	74.4	**–**	–	**23.8**	74.4
Alternative investments:								
Insurance contracts	**–**	–	**–**	–	**8.0**	7.3	**8.0**	7.3
Real estate and other	**–**	–	**–**	–	**11.7**	11.0	**11.7**	11.0
Total assets	**$ 1.9**	$ 47.5	**$ 254.3**	$ 195.5	**$ 19.7**	$ 18.3	**$ 275.9**	$ 261.3

Changes in the fair value of pension plan assets determined based on level 3 unobservable inputs were as follows:

	YEAR ENDED DECEMBER 31,	
(dollars in millions)	**2011**	**2010**
Balance at beginning of the year	**$ 18.3**	$ 9.3
Purchases/Sales, net	**0.7**	10.6
Actual return on plan assets	**0.9**	1.3
Reclassification of plan assets to Level 2	**-**	(2.1)
Currency impact	**(0.2)**	(0.8)
Balance at end of the year	**$ 19.7**	$ 18.3

The weighted-average assumptions associated with the Company's defined benefit pension and postretirement benefit plans were as follows:

	PENSION BENEFITS		POSTRETIREMENT BENEFITS	
	2011	**2010**	**2011**	**2010**
Assumptions related to net benefit costs:				
U.S. plans:				
Discount rate	**4.10%**	5.03%	**4.10%**	5.03%
Health care cost trend rate	**-**	-	**9.0%**	9.0%
Measurement date	**1/1/2011**	1/1/2010	**1/1/2011**	1/1/2010
Foreign plans:				
Discount rate	**5.50%**	5.50-5.75%	-	-
Expected return on plan assets	**4.75-6.75%**	5.50-6.75%	-	-
Rate of compensation increase	**3.00-4.50%**	3.00-4.50%	-	-
Measurement date	**1/1/2011**	1/1/2010	-	-
Assumptions related to end-of-period benefit obligations:				
U.S. plans:				
Discount rate	**3.50%**	4.10%	**3.50%**	4.10%
Health care cost trend rate	**-**	-	**9.0%**	9.0%
Measurement date	**12/31/2011**	12/31/2010	**12/31/2011**	12/31/2010
Foreign plans:				
Discount rate	**5.00-5.75%**	5.50%	-	-
Rate of compensation increase	**3.00-4.25%**	3.00-4.50%	-	-
Measurement date	**12/31/2011**	12/31/2010	-	-

The Company's discount rate assumptions for its U.S. postretirement benefits plan and its U.K. and German defined benefit pension plans are based on the average yield of a hypothetical high quality bond portfolio with maturities that approximately match the estimated cash flow needs of the plans.

The assumptions for expected long-term rates of return on assets are based on historical experience and estimated future investment returns, taking into consideration anticipated asset allocations, investment strategies and the views of various investment professionals.

The rate of compensation increase assumption for foreign plans reflect local economic conditions and the Company's compensation strategy in those locations.

The health care cost trend rate is assumed to decrease gradually from 9% to 5% by 2019 and remain at that level thereafter. A one-percentage-point increase or decrease in the assumed health care cost trend rate does not have a material impact on the service and interest cost components in 2011 or the postretirement benefit obligation as of December 31, 2011.

Year-end amounts applicable to the Company's pension plans with projected benefit obligations in excess of plan assets and accumulated benefit obligations in excess of plan assets were as follows:

	Projected Benefit Obligation in Excess of Plan Assets at December 31,		Accumulated Benefit Obligation in Excess of Plan Assets at December 31,	
(dollars in millions)	**2011**	**2010**	**2011**	**2010**
Fair value of applicable plan assets	**$ 275.9**	$ 261.3	**$ 11.2**	$ 9.8
Projected benefit obligation of applicable plans	**$ 297.1**	$ 282.4	**–**	–
Accumulated benefit obligation of applicable plans	**–**	–	**$ 20.7**	$ 18.3

Future expected benefit payments are as follows:

(dollars in millions)	PENSION BENEFITS	POSTRETIREMENT BENEFITS
Year ended December 31:		
2012	$ 12.3	$ 1.9
2013	$ 12.6	$ 1.8
2014	$ 12.9	$ 1.6
2015	$ 13.2	$ 1.5
2016	$ 13.5	$ 1.3
2017 - 2021	$ 72.3	$ 4.8

The Company's United States-based employees who are not covered by a bargaining unit and certain others are also eligible to participate in the Cameron International Corporation Retirement Savings Plan. Under this plan, employees' savings deferrals are partially matched in cash and invested at the employees' discretion. The Company provides nondiscretionary retirement contributions to the Retirement Savings Plan on behalf of each eligible employee equal to 3% of their defined pay. Eligible employees vest in the 3% retirement contributions plus any earnings after completing three years of service. In addition, the Company provides an immediately vested matching contribution of up to 100% of the first 6% of pay contributed by each eligible employee. Employees may contribute amounts in excess of 6% of their pay to the Retirement Savings Plan, subject to certain United States Internal Revenue Service limitations. The Company's expense under this plan for the years ended December 31, 2011, 2010 and 2009 amounted to $30.2 million, $25.9 million and $20.6 million, respectively. In addition, the Company provides savings or other benefit plans for employees under collective bargaining agreements and, in the case of certain international employees, as required by government mandate, which provide for, among other things, Company matching contributions in cash based on specified formulas. Expense with respect to these various defined contribution and government-mandated plans for the years ended December 31, 2011, 2010 and 2009 amounted to $57.9 million, $41.9 million and $34.3 million, respectively.

Note 9: Stock-Based Compensation Plans

The Company has grants outstanding under seven equity compensation plans, only one of which, the 2005 Equity Incentive Plan (2005 EQIP), is currently available for future grants of equity compensation awards to employees and non-employee directors. Options granted under the Company's equity compensation plans had an exercise price equal to the market value of the underlying common stock on the date of grant and all terms were fixed.

Stock-based compensation expense recognized was as follows:

	YEAR ENDED DECEMBER 31,		
(dollars in millions)	**2011**	**2010**	**2009**
Outstanding restricted and deferred stock unit and award grants	**$ 25.6**	$ 26.0	$ 18.5
Unvested outstanding stock option grants	**11.1**	8.5	9.2
Total stock-based compensation expense	**$ 36.7**	$ 34.5	$ 27.7

The total income statement tax benefit recognized from stock-based compensation arrangements during the years ended December 31, 2011, 2010 and 2009 totaled approximately $13.5 million, $12.7 million and $10.2 million, respectively.

Stock options

Options with terms of seven or ten years have been granted to officers and other key employees of the Company under the 2005 EQIP plan at a fixed exercise price equal to the fair value of the Company's common stock on the date of grant. The options vest in one-third increments each year on the anniversary date following the date of grant, based on continued employment.

A summary of option activity under the Company's stock compensation plans as of and for the year ended December 31, 2011 is presented below:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (dollars in millions)
Outstanding at January 1, 2011	6,253,118	$ 34.72	5.30	$ 100.1
Granted	725,071	51.24		
Exercised	(1,176,125)	27.48		
Forfeited	(24,108)	39.80		
Expired	(20,500)	11.57		
Outstanding at December 31, 2011	5,757,456	$ 38.36	4.55	$ 63.8
Vested at December 31, 2011 or expected to vest in the future	5,735,564	$ 38.33	4.53	$ 63.8
Exercisable at December 31, 2011	3,813,517	$ 34.78	3.22	$ 54.9

	At December 31, 2011
Stock-based compensation cost not yet recognized under the straight-line method *(dollars in millions)*	$ 18.1
Weighted-average remaining expense recognition period *(in years)*	1.85

The fair values per share of option grants for the years ended December 31, 2011, 2010 and 2009 were estimated using the Black-Scholes-Merton option pricing formula with the following weighted-average assumptions:

	YEAR ENDED DECEMBER 31,		
	2011	2010	2009
Expected life *(in years)*	**2.8**	2.5	2.4
Risk-free interest rate	**0.38%**	0.46%	1.1%
Volatility	**42.6%**	43.8%	32.0%
Expected dividend yield	**0.0%**	0.0%	0.0%

The Company determined the assumptions involving the expected life of its options and volatility rates based primarily on historical data and consideration of expectations for the future.

The above assumptions and market prices of the Company's common stock at the date of option exercises resulted in the following values:

	YEAR ENDED DECEMBER 31,		
	2011	2010	2009
Grant-date fair value per option	**$ 14.47**	$ 11.78	$ 8.10
Intrinsic value of options exercised *(dollars in millions)*	**$ 31.5**	$ 63.4	$ 23.5
Average intrinsic value per share of options exercised	**$ 26.79**	$ 22.46	$ 19.26

Restricted and deferred stock units and awards

Grants of restricted stock units are made to officers and key employees. The restricted stock units granted generally provide for vesting in one-third increments each year or three-year 100% cliff vesting on the third anniversary of the date of grant, based on continued employment.

Non-employee directors are entitled to receive an annual number of deferred stock units that is equal to a value of $250,000 determined on the day following the Company's annual meeting of stockholders or, if a director's election to the Board occurs between annual meetings of stockholders, the initial grant of deferred stock units is based on a pro-rata portion of the annual grant amount equal to the remaining number of months in the board year until the next annual meeting of stockholders. These units, which have no exercise price and no expiration date, vest in one-fourth increments quarterly over the following year but cannot be converted into common stock until the earlier of termination of Board service or three years, although Board members have the ability to voluntarily defer conversion for a longer period of time.

A summary of restricted and deferred stock unit award activity under the Company's stock compensation plans as of and for the year ended December 31, 2011 is presented below:

Restricted and Deferred Stock Units	**Number**	**Weighted-Average Grant Date Fair Value**
Nonvested at January 1, 2011	1,941,399	$ 35.02
Granted	682,246	50.67
Vested	(661,146)	50.89
Forfeited	(53,144)	38.99
Nonvested at December 31, 2011	1,909,355	$ 30.25

	At December 31, 2011
Stock-based compensation cost not yet recognized under the straight-line method *(dollars in millions)*	$ 34.7
Weighted-average remaining expense recognition period *(in years)*	1.56

Information on restricted and deferred stock units granted and vesting during the three years ended December 31, 2011 follows:

	YEAR ENDED DECEMBER 31,		
	2011	**2010**	**2009**
Number of units granted with performance conditions	**139,191**	211,804	–
Intrinsic value of units vesting *(dollars in millions)*	**$ 36.9**	$ 29.2	$ 11.0
Total number of units granted	**682,246**	806,041	616,904
Weighted average grant date fair value per unit	**$ 50.67**	$ 41.81	$ 25.44

The fair value of restricted and deferred stock units is determined based on the closing trading price of the Company's common stock on the grant date.

At December 31, 2011, 4,455,368 shares were reserved for future grants of options, deferred stock units, restricted stock units and other awards. The Company may issue either treasury shares or newly issued shares of its common stock in satisfaction of these awards.

Note 10: Debt

The Company's debt obligations were as follows:

	December 31,	
(dollars in millions)	**2011**	**2010**
Senior notes:		
Floating rate notes due June 2, 2014	**$ 250.0**	$ –
6.375% notes due July 15, 2018	**450.0**	450.0
4.5% notes due June 1, 2021	**250.0**	–
7.0% notes due July 15, 2038	**300.0**	300.0
5.95% notes due June 1, 2041	**250.0**	–
Unamortized original issue discount	**(3.8)**	(1.8)
Convertible debentures:		
2.5% notes due June 15, 2026	**–**	500.0
Unamortized discount	**–**	(6.9)
Other debt	**70.0**	37.5
Obligations under capital leases	**18.6**	14.0
	1,584.8	1,292.8
Current maturities	**(10.6)**	(519.9)
Long-term maturities	**$ 1,574.2**	$ 772.9

Senior Notes

Effective June 2, 2011, the Company completed the public offering of $750.0 million in aggregate principal amount of senior unsecured notes as follows:

- *$250.0 million principal amount of Floating Rate Senior Notes due June 2, 2014, bearing interest based on the 3-month London Interbank Offered Rate (LIBOR) plus 0.93%, per annum (1.46% at December 31, 2011). The interest rate is reset quarterly and interest payments are due on March 2, June 2, September 2 and December 2 of each year, beginning September 2, 2011;*
- *$250.0 million principal amount of 4.5% Senior Notes due June 1, 2021; and*
- *$250.0 million principal amount of 5.95% Senior Notes due June 1, 2041.*

Interest on the 4.5% and 5.95% Senior Notes is payable on June 1 and December 1 of each year, beginning December 1, 2011. The 4.5% and 5.95% Senior Notes were sold at 99.151% and 99.972% of principal amount, respectively, and can both be redeemed in whole or in part by the Company prior to maturity in accordance with the terms of the respective Supplemental Indentures. The Floating Rate Senior Notes are not redeemable by the Company prior to maturity. All of the Company's senior notes rank equally with the Company's other existing unsecured and unsubordinated debt.

The proceeds from the debt offering were used for the purchase or redemption of the Company's 2.5% Convertible Debentures (see below) and for general corporate purposes.

Convertible Debentures

In June 2011, the Company notified holders of its 2.5% Convertible Debentures that it was exercising its right to redeem for cash all of the outstanding debentures on July 6, 2011 at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest. Holders of $295.5 million principal amount of debentures notified the Company they were instead electing to convert their debentures under the terms of the debenture agreement. The Company elected to settle the entire conversion amount (principal plus the conversion value in excess of principal) in cash for those electing conversion. The remaining $204.5 million principal amount of debentures were either purchased by the Company on the open market or redeemed for cash during June and July 2011. As a result of these transactions, the Company retired all $500.0 million principal amount of its outstanding 2.5% Convertible Debentures for a total of $705.7 million in cash. Approximately $203.3 million of the cash payment represented conversion value in excess of principal which has been recorded in capital in excess of par value.

In order to hedge a portion of the conversion value for the 2.5% Convertible Debentures, the Company entered into an agreement with a third party financial intermediary in the second quarter of 2011 to purchase 5.0 million call options on its common stock for a total premium payment of $21.9 million.

Multicurrency Revolving Letter of Credit and Credit Facilities

On June 6, 2011, the Company entered into a Second Amendment to its Credit Agreement dated April 14, 2008 (the Amended Credit Agreement). This amendment increased the Company's multicurrency borrowing capacity from $585.0 million to $835.0 million and extended the maturity date to June 6, 2016. Similar to the original Credit Agreement, the Company may borrow funds at LIBOR plus a spread, which varies based on the Company's current debt rating, and, if aggregate outstanding credit exposure exceeds one-half of the total facility amount, an additional fee will be incurred. The entire $835.0 million committed facility is available to the Company through April

14, 2013, with $730.0 million available thereafter through June 6, 2016. At December 31, 2011, the Company had issued letters of credit totaling $25.4 million under this Amended Credit Agreement with the remaining amount of $809.6 million available for future use.

The Company also has a three-year $250.0 million committed multi-currency revolving letter of credit facility with a third party bank. At December 31, 2011, the Company had issued letters of credit totaling $95.9 million under this revolving credit facility, leaving a remaining amount of $154.1 million available for future use.

Other

Other debt, some of which is held by entities located in countries with high rates of inflation, has a weighted-average interest rate of 9.1% at December 31, 2011 (5.8% at December 31, 2010).

Future maturities of the Company's debt (including the remaining amount of unamortized discount but excluding capital leases) are approximately $3.2 million in 2012, $55.9 million in 2013, $260.4 million in 2014, $0.3 million in 2015, $0.2 million in 2016 and $1,246.2 million thereafter.

In addition to the above, the Company also has other unsecured and uncommitted credit facilities available to its foreign subsidiaries to fund ongoing operating activities. Certain of these facilities also include annual facility fees.

Information on interest expensed and paid during the three years ended December 31, 2011 was as follows:

	YEAR ENDED DECEMBER 31,		
(dollars in millions)	**2011**	**2010**	**2009**
Interest expensed	**$ 92.4**	$ 82.2	$ 92.4
Interest paid	**$ 102.8**	$ 73.0	$ 82.0

Note 11: Leases

The Company leases certain facilities, office space, vehicles and office, data processing and other equipment under capital and operating leases. Rental expenses for the years ended December 31, 2011, 2010 and 2009 were $74.7 million, $67.5 million and $57.4 million, respectively. Future minimum lease payments with respect to capital leases and operating leases with noncancelable terms in excess of one year were as follows:

(dollars in millions)	**Capital Lease Payments**	**Operating Lease Payments**
Year ending December 31:		
2012	$ 7.5	$ 56.2
2013	5.5	49.7
2014	4.3	48.8
2015	2.1	37.3
2016	0.2	42.6
Thereafter	0.2	75.6
Future minimum lease payments	19.8	310.2
Less: amount representing interest	(1.2)	–
Lease obligations at December 31, 2011	$ 18.6	$ 310.2

Note 12: Income Taxes

The components of income before income taxes were as follows:

	YEAR ENDED DECEMBER 31,		
(dollars in millions)	**2011**	2010	2009
Income before income taxes:			
U.S. operations	**$ 590.3**	$ 365.9	$ 223.9
Foreign operations	**60.8**	367.4	418.9
Income before income taxes	**$ 651.1**	$ 733.3	$ 642.8

The provisions for income taxes were as follows:

	YEAR ENDED DECEMBER 31,		
(dollars in millions)	**2011**	2010	2009
Current:			
U.S. federal	**$ 46.6**	$ 102.5	$ 83.5
U.S. state and local	**5.3**	8.7	3.4
Foreign	**96.4**	83.1	119.4
	148.3	194.3	206.3
Deferred:			
U.S. federal	**5.9**	(25.8)	(33.3)
U.S. state and local	**2.1**	0.9	(0.3)
Foreign	**(27.1)**	1.0	(5.4)
	(19.1)	(23.9)	(39.0)
Income tax provision	**$ 129.2**	$ 170.4	$ 167.3

The reasons for the differences between the provision for income taxes and income taxes using the U.S. federal income tax rate were as follows:

	YEAR ENDED DECEMBER 31,		
	2011	2010	2009
U.S. federal statutory rate	**35.00%**	35.00%	35.00%
State and local income taxes	**1.03**	1.02	0.38
Foreign statutory rate differential	**(7.30)**	(9.62)	(7.26)
Change in valuation allowance on deferred tax assets	**(8.89)**	6.76	1.99
Nondeductible expenses	**2.47**	1.64	1.54
Net U.S. tax on foreign source income	**(1.67)**	(9.52)	(5.00)
All other	**(0.80)**	(2.05)	(0.62)
Total	**19.84%**	23.23%	26.03%
Total income taxes paid *(dollars in millions)*	**$ 121.2**	$ 198.2	$ 231.2

The components of income before income taxes were as follows:

(dollars in millions)	DECEMBER 31, 2011	2010
Deferred tax liabilities:		
Plant and equipment	**$ (137.6)**	$ (70.1)
Inventory	**(4.5)**	(14.0)
Convertible debentures	**-**	(2.5)
Intangible assets	**(90.7)**	(79.0)
Other	**(9.3)**	(10.1)
Total deferred tax liabilities	**(242.1)**	(175.7)
Deferred tax assets:		
Postretirement benefits other than pensions	**9.5**	10.3
Reserves and accruals	**120.4**	60.7
Net operating losses and tax credits	**102.0**	153.7
Pensions	**16.6**	16.1
Other	**22.0**	21.0
Total deferred tax assets	**270.5**	261.8
Valuation allowance	**(29.7)**	(96.2)
Net deferred tax liabilities	**$ (1.3)**	$ (10.1)

Changes in the Company's unrecognized tax benefits were as follows:

(dollars in millions)	YEAR ENDED DECEMBER 31, 2011	2010	2009
Balance at beginning of year	**$ 68.4**	$ 60.4	$ 46.6
Increases due to tax positions taken prior to the fiscal year	**4.2**	1.0	26.1
Increases due to tax positions taken during the fiscal year	**76.1**	5.2	12.7
Decreases relating to settlements with tax authorities	**(2.3)**	(0.3)	(27.6)
Decreases resulting from the lapse of applicable statutes of limitation	**(0.1)**	(0.2)	(1.4)
Net increase due to translation and interest	**2.1**	2.3	4.0
Balance at end of year	**$ 148.4**	$ 68.4	$ 60.4

The Company has $33.6 million in unrecognized tax benefits which are expected to be settled during the next twelve-month period as a result of the conclusion of various income tax audits or due to the expiration of the applicable statute of limitations. The Company is not currently aware of any material amounts included as unrecognized tax benefits at December 31, 2011 that, if recognized, would not impact the Company's effective income tax rate.

There were no material payments for interest or penalties for the years ended December 31, 2011, 2010 or 2009. Also, there were no material accruals for unpaid interest or penalties at December 31, 2011 or 2010.

The Company and its subsidiaries file income tax returns in the United States, various domestic states and localities and in many foreign jurisdictions. The earliest years' tax returns filed by the Company that are still subject to examination by authorities in the major tax jurisdictions are as follows:

United States	United Kingdom	Canada	France	Germany	Norway	Singapore	Italy
2000	2007	2006	2006	2008	2010	2004	2007

At December 31, 2011, the Company had net operating loss and credit carryforwards in numerous jurisdictions with various expiration periods, including certain jurisdictions which have no expiration period. The Company had a valuation allowance of $29.7 million as of December 31, 2011 against these net operating loss and credit carryforwards and other deferred tax assets. Primarily due to utilization of prior year losses incurred in certain jurisdictions and utilization of excess foreign tax credits incurred in the U.S., valuation allowances decreased in 2011 by $57.9 million with a corresponding offset in the Company's income tax expense. The valuation allowance increased in 2010 by $49.6 million and increased in 2009 by $12.9 million, with a corresponding offset in the Company's income tax expense, primarily due to losses incurred in certain jurisdictions and excess foreign tax credits incurred in the U.S. Certain valuation allowances are recorded in the non-U.S. dollar functional currency of the respective operation and the U.S. dollar equivalent reflects the effects of translation. The valuation allowance decreased by $2.6 million in 2011 and increased by $0.5 million in 2010 and $4.5 million in 2009 due to translation. In addition, the valuation allowance decreased by $6.0 million in 2011 to reflect the Company's determination that certain losses incurred have no possibility of being utilized; therefore, the deferred tax asset and corresponding valuation allowance have been removed from the components of deferred taxes.

The Company has considered all available evidence in assessing the need for the valuation allowance, including future taxable income, future foreign source income, and ongoing prudent and feasible tax planning strategies. In the event the Company were to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the net deferred tax assets would be charged to income in the period such determination was made.

The tax benefit that the Company receives with respect to certain stock compensation plan transactions is credited to capital in excess of par value and does not reduce income tax expense. This benefit amounted to $4.9 million, $17.4 million and $9.7 million in 2011, 2010 and 2009, respectively.

The Company considers all unremitted earnings of its foreign subsidiaries, except certain amounts primarily earned before 2003, certain amounts earned during 2009, certain amounts earned by NATCO, and amounts previously subjected to tax in the U.S., to be permanently reinvested. An estimate of the amounts considered permanently reinvested is $4.4 billion. It is not practical for the Company to compute the amount of additional U.S. tax that would be due on this amount. The Company has provided deferred income taxes on the earnings that the Company anticipates will be remitted.

The Company operates in jurisdictions, primarily Singapore and Malaysia, in which it has been granted tax holidays. The benefit of these holidays for 2011 and 2010 was approximately $2.3 million and $9.5 million, respectively, and was not material in 2009.

Note 13: Stockholders' Equity

Common Stock

In December 2011, the Board of Directors adopted a resolution allowing for the repurchase of shares of the Company's common stock up to an amount of $500.0 million. This authorization superceded and replaced all previous authorizations. The Company, under this authorization, may purchase shares directly or indirectly by way of open market transactions or structured programs, including the use of derivatives, for the Company's own account or through commercial banks or financial institutions.

Changes in the number of shares of the Company's outstanding stock for the last three years were as follows:

	Common Stock	Treasury Stock	Shares Outstanding
Balance - December 31, 2008	236,316,873	(19,424,120)	216,892,753
Purchase of treasury stock	–	(935,178)	(935,178)
Stock issued related to the NATCO acquisition	23,637,708	237,323	23,875,031
Stock issued under stock compensation plans	–	1,668,217	1,668,217
Stock issued upon conversion of the 1.5% Convertible Debentures	3,156,891	–	3,156,891
Balance - December 31, 2009	263,111,472	(18,453,758)	244,657,714
Purchase of treasury stock	–	(3,176,705)	(3,176,705)
Stock issued under stock compensation plans	–	2,432,821	2,432,821
Balance - December 31, 2010	263,111,472	(19,197,642)	243,913,830
Purchase of treasury stock	–	**(49,000)**	**(49,000)**
Stock issued under stock compensation plans	–	**1,667,245**	**1,667,245**
Balance - December 31, 2011	**263,111,472**	**(17,579,397)**	**245,532,075**

At December 31, 2011, 11,149,841 shares of unissued common stock were reserved for future issuance under various stock compensation plans.

Preferred Stock

The Company is authorized to issue up to 10.0 million shares of preferred stock, par value of $.01 per share. Shares of preferred stock may be issued in one or more series of classes, each of which series or class shall have such distinctive designation or title and terms as shall be fixed by the Board of Directors of the Company prior to issuance of any shares.

Retained Earnings

Delaware law, under which the Company is incorporated, provides that dividends may be declared by the Company's Board of Directors from a current year's earnings as well as from the total of capital in excess of par value plus the retained earnings, which amounted to approximately $5.4 billion at December 31, 2011.

Note 14: Accumulated Other Elements of Comprehensive Income (Loss)

Accumulated other elements of comprehensive income (loss) comprised the following:

(dollars in millions)	DECEMBER 31, 2011	2010
Accumulated foreign currency translation gain (loss)	**$ (28.7)**	$ 31.5
Prior service credits, net, related to the Company's pension and postretirement benefit plans	**4.1**	4.3
Actuarial losses, net, related to the Company's pension and postretirement benefit plans	**(60.3)**	(55.8)
Change in fair value of derivatives accounted for as cash flow hedges and other, net of tax	**(5.9)**	(7.1)
	$ (90.8)	$ (27.1)

Note 15: Business Segments

The Company's operations are organized into three separate business segments - DPS, V&M and PCS.

The DPS segment includes businesses that provide systems and equipment used to control pressures and direct flows of oil and gas wells. Products include surface and subsea production systems, blowout preventers, drilling and production control systems, block valves, gate valves, actuators, chokes, wellheads, manifolds, drilling risers, top drives, draw works, mud pumps, other rig products and aftermarket parts and services.

The V&M segment includes businesses that provide valves and measurement systems primarily used to control, direct and measure the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. Products include gate valves, ball valves, butterfly valves, Orbit valves, double block and bleed valves, plug valves, globe valves, check valves, actuators, chokes and aftermarket parts and services as well as measurement products such as totalizers, turbine meters, flow computers, chart recorders, ultrasonic flow meters and sampling systems.

The PCS segment includes businesses that provide oil and gas separation equipment, heaters, dehydration and desalting units, gas conditioning units, membrane separation systems, water processing systems, reciprocating and integrally geared centrifugal compression equipment and related aftermarket parts and services for the energy industry and for manufacturing companies and chemical process industries worldwide.

The Company's primary customers are oil and gas majors, national oil companies, independent producers, engineering and construction companies, drilling contractors, rental companies, geothermal energy and independent power producers, pipeline operators, major chemical, petrochemical and refining companies, natural gas processing and transmission companies, compression leasing companies, durable goods manufacturers, utilities and air separation companies.

The Company markets its equipment through a worldwide network of sales and marketing employees supported by agents and distributors in selected international locations. Due to the extremely technical nature of many of the products, the marketing effort is further supported by a staff of engineering employees.

The Company expenses all research and product development and enhancement costs as incurred, or if incurred in connection with a product ordered by a customer, when the revenue associated with the product is recognized. For the years ended December 31, 2011, 2010 and 2009, the Company incurred research and product development costs, including costs incurred on projects designed to enhance or add to its existing product offerings, totaling approximately $60.6 million, $55.2 million and $43.3 million, respectively. DPS accounted for 59%, 59% and 46% of each respective year's total costs.

Summary financial data by segment follows:

YEAR ENDED DECEMBER 31, 2011

(dollars in millions)	**DPS**	**V&M**	**PCS**	**Corporate & Other**	**Consolidated**
Revenues	**$4,061.5**	**$1,663.0**	**$1,234.5**	**$ –**	**$6,959.0**
Depreciation and amortization	**$ 111.4**	**$ 40.3**	**$ 37.9**	**$ 17.0**	**$ 206.6**
Interest, net	**$ –**	**$ –**	**$ –**	**$ 84.0**	**$ 84.0**
Income (loss) before income taxes	**$ 685.6**	**$ 294.1**	**$ 116.0**	**$ (444.6)**	**$ 651.1**
Capital expenditures	**$ 255.6**	**$ 34.8**	**$ 21.6**	**$ 76.1**	**$ 388.1**
Total assets	**$4,784.5**	**$1,524.6**	**$2,101.9**	**$ 950.7**	**$9,361.7**

YEAR ENDED DECEMBER 31, 2010

(dollars in millions)	**DPS**	**V&M**	**PCS**	**Corporate & Other**	**Consolidated**
Revenues	$ 3,718.3	$ 1,273.3	$ 1,143.2	$ –	$ 6,134.8
Depreciation and amortization	$ 93.0	$ 42.4	$ 54.9	$ 11.3	$ 201.6
Interest, net	$ –	$ –	$ –	$ 78.0	$ 78.0
Income (loss) before income taxes	$ 666.7	$ 188.0	$ 131.9	$ (253.3)	$ 733.3
Capital expenditures	$ 104.6	$ 35.3	$ 19.7	$ 41.1	$ 200.7
Total assets	$ 3,570.1	$ 1,299.7	$ 1,750.8	$ 1,384.5	$ 8,005.1

YEAR ENDED DECEMBER 31, 2009

(dollars in millions)	**DPS**	**V&M**	**PCS**	**Corporate & Other**	**Consolidated**
Revenues	$ 3,110.5	$ 1,194.7	$ 918.0	$ –	$ 5,223.2
Depreciation and amortization	$ 84.8	$ 36.2	$ 22.0	$ 13.6	$ 156.6
Interest, net	$ –	$ –	$ –	$ 86.5	$ 86.5
Income (loss) before income taxes	$ 574.7	$ 211.3	$ 147.4	$ (290.6)	$ 642.8
Capital expenditures	$ 171.8	$ 50.0	$ 14.9	$ 4.2	$ 240.9
Total assets	$ 3,345.0	$ 1,181.3	$ 1,837.8	$ 1,361.3	$ 7,725.4

For internal management reporting, and therefore in the above segment information, Corporate and Other includes expenses associated with the Company's Corporate office, as well as all of the Company's interest income, interest expense, certain litigation expense managed by the Company's General Counsel, foreign currency gains and losses from certain intercompany lending activities managed by the Company's centralized Treasury function, all of the restructuring expense and acquisition-related costs for the Company, and all of the Company's stock compensation expense. Consolidated interest income and expense are treated as a Corporate item because cash equivalents, short-term investments and debt, including location, type, currency, etc., are managed on a worldwide basis by the Corporate Treasury Department. In addition, income taxes are managed on a worldwide basis by the Corporate Tax Department and are therefore treated as a corporate item.

Revenue by shipping location and long-lived assets by country were as follows:

(dollars in millions)	YEAR ENDED DECEMBER 31, 2011	2010	2009
Revenues:			
United States	**$ 3,868.2**	$ 3,281.5	$ 2,551.3
United Kingdom	**741.2**	1,041.0	663.4
Other foreign countries	**2,349.6**	1,812.3	2,008.5
Total revenues	**$ 6,959.0**	$ 6,134.8	$ 5,223.2

(dollars in millions)	DECEMBER 31, 2011	2010	2009
Long-lived assets:			
United States	**$ 2,411.8**	$ 1,896.6	$ 1,769.3
United Kingdom	**167.4**	197.7	232.8
Other foreign countries	**845.4**	885.3	899.5
Total long-lived assets	**$ 3,424.6**	$ 2,979.6	$ 2,901.6

Note 16: Earnings Per Share

The calculation of basic and diluted earnings per share for each period presented was as follows:

(amounts in millions, except per share data)	YEAR ENDED DECEMBER 31, 2011	2010	2009
Net income	**$ 521.9**	$ 562.9	$ 475.5
Average shares outstanding *(basic)*	**245.0**	243.1	221.4
Common stock equivalents	**2.1**	2.4	2.2
Incremental shares from assumed conversion of convertible debentures	**2.1**	2.0	1.4
Shares utilized in diluted earnings per share calculation	**249.2**	247.5	225.0
Earnings per share:			
Basic	**$ 2.13**	$ 2.32	$ 2.15
Diluted	**$ 2.09**	$ 2.27	$ 2.11

The Company's 2.5% Convertible Debentures were included in the calculation of diluted earnings per share for the years ended December 31, 2011, 2010 and 2009, since the average price of the Company's common stock exceeded the conversion price of the debentures during all or a portion of each year. See Note 10 of the Notes to Consolidated Financial Statements for further information regarding conversion and repurchase of these debentures during 2011.

Note 17: Summary of Non-cash Operating, Investing and Financing Activities

The effect on net assets of non-cash operating, investing and financing activities was as follows:

(dollars in millions)	2011	2010	2009
Impact on net assets of indemnity settlement with BP Exploration and Production, Inc.	**$ (82.5)**	$ –	$ –
Net assets of NATCO acquired in exchange for Cameron common stock, excluding net cash acquired	**$ –**	$ –	$ 954.1
NATCO purchase price allocation adjustment	**$ –**	$ (16.9)	$ –
Tax benefit of stock compensation plan transactions	**$ 4.9**	$ 17.4	$ 9.7
Change in fair value of derivatives accounted for as cash flow hedges, net of tax	**$ (5.2)**	$ (6.1)	$ 11.3
Actuarial gain (loss) and impact of plan amendments, net, related to defined benefit pension and postretirement benefit plans	**$ (7.7)**	$ 4.5	$ (23.0)

Note 18: Off-Balance Sheet Risk and Guarantees, Concentrations of Credit Risk and Fair Value of Financial Instruments

Off-Balance Sheet Risk and Guarantees

At December 31, 2011, the Company was contingently liable with respect to approximately $724.9 million of bank guarantees and standby letters of credit issued on its behalf by major domestic and international financial institutions in connection with the delivery, installation and performance of the Company's products under contract with customers throughout the world. The Company was also liable to these financial institutions for financial letters of credit and other guarantees issued on its behalf totaling nearly $52.6 million, which provide security to third parties relating to the Company's ability to meet specified financial obligations, including payment of leases, customs duties, insurance and other matters. Additionally, the Company was liable for approximately $31.4 million of insurance bonds at December 31, 2011 relating to the requirements in certain foreign jurisdictions where the Company does business that the Company hold insurance bonds rather than bank guarantees.

The Company's other off-balance sheet risks were not material at December 31, 2011.

Concentrations of Credit Risk and Major Customers

Apart from its normal exposure to its customers, who are predominantly in the energy industry, the Company had no significant concentrations of credit risk at December 31, 2011. The Company typically does not require collateral for its customer trade receivables. Allowances for doubtful accounts are recorded for estimated losses that may result from the inability of customers to make required payments. See Note 4 of the Notes to Consolidated Financial Statements for additional information.

During 2011 and 2009, no individual customer accounted for more than 10% of the Company's consolidated revenues. Largely as a result of major subsea project activity levels, revenue from a major customer of each of the Company's segments accounted for approximately 12% of the Company's consolidated 2010 revenues.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, short-term investments, trade receivables, trade payables, derivative instruments and debt instruments. The book values of trade receivables, trade payables and floating-rate debt instruments are considered to be representative of their respective fair values.

Following is a summary of the Company's financial instruments which have been valued at fair value in the Company's Consolidated Balance Sheets at December 31, 2011 and 2010:

	Fair Value Based on Quoted Prices in Active Markets for Identical Assets (Level 1)		Fair Value Based on Significant Other Observable Inputs (Level 2)		Fair Value Based on Significant Unobservable Inputs (Level 3)		Total	
(dollars in millions)	**2011**	**2010**	**2011**	**2010**	**2011**	**2010**	**2011**	**2010**
Cash and cash equivalents:								
Cash	**$ 491.7**	$ 448.7	**$ –**	$ –	**$ –**	$ –	**$ 491.7**	$ 448.7
Money market funds	**133.4**	266.3	**–**	–	**–**	–	**133.4**	266.3
Commercial paper	**–**		**140.4**	778.7	**–**	–	**140.4**	778.7
U.S. treasury securities	**–**	162.7	**–**	–	**–**	–	**–**	162.7
U.S. non-governmental agency asset-backed securities	**–**	–	**27.8**	137.1	**–**	–	**27.8**	137.1
U.S. corporate obligations	**29.1**	–	**–**	–	**–**	–	**29.1**	–
Non-U.S. bank and other obligations	**76.5**	39.0	**–**	–	**–**	–	**76.5**	39.0
Short-term investments:								
Commercial paper	**–**	–	**213.5**	–	**–**	–	**213.5**	–
U.S. Treasury securities	**10.1**	–	**–**	–	**–**	–	**10.1**	–
U.S. non-governmental agency asset-backed securities	**–**	–	**77.3**	–	**–**	–	**77.3**	–
U.S. corporate obligations	**122.6**	–	**–**	–	**–**	–	**122.6**	–
Derivatives, net asset (liability):								
Foreign currency contracts	**–**	–	**(13.8)**	0.3	**–**	–	**(13.8)**	0.3
Interest rate contracts	**–**	–	**1.4**	4.8	**–**	–	**1.4**	4.8
	$ 863.4	$ 916.7	**$ 446.6**	$ 920.9	**$ –**	$ –	**$1,310.0**	$ 1,837.6

The amounts for cash equivalents were previously reported as being valued based on Level 1 market inputs. It has been determined that the pricing methods for certain of these investments use significant other observable inputs and should be reported as Level 2. This change had no impact on the reported fair value of cash equivalents for either of the periods presented.

Fair values for financial instruments utilizing level 2 inputs were determined from information obtained from third party pricing sources, broker quotes, calculations involving the use of market indices or mutual fund unit values determined based upon the valuation of the funds' underlying assets.

At December 31, 2011, the fair value of the Company's fixed-rate debt (based on Level 1 quoted market rates) was approximately $1.47 billion as compared to the $1.25 billion face value of the debt recorded, net of original issue discounts, in the Company's Consolidated Balance Sheet. At December 31, 2010, the fair value of the Company's fixed-rate debt (based on Level 1 quoted market rates) was approximately $1.55 billion as compared to the $1.25 billion face value of the debt.

Derivative Contracts

In order to mitigate the effect of exchange rate changes, the Company will often attempt to structure sales contracts to provide for collections from customers in the currency in which the Company incurs its manufacturing costs. In certain instances, the Company will enter into foreign currency forward contracts to hedge specific large anticipated receipts or disbursements in currencies for which the Company does not traditionally have fully offsetting local currency expenditures or receipts. The Company was party to a number of long-term foreign currency forward contracts at December 31, 2011. The purpose of the majority of these contracts was to hedge large anticipated non-functional currency cash flows on major subsea, drilling, valve or other equipment contracts involving the Company's United States operations and its wholly-owned subsidiaries in Italy, Romania, Singapore and the United Kingdom. Many of these contracts have been designated as and are accounted for as cash flow hedges with changes in the fair value of those contracts recorded in accumulated other comprehensive income (loss) in the period such change occurs. Certain other contracts, many of which are centrally managed, are intended to offset other foreign currency exposures but have not been designated as hedges for accounting purposes and, therefore, any change in the fair value of those contracts are reflected in earnings in the period such change occurs. The Company determines the fair value of its outstanding foreign currency forward contracts based on quoted exchange rates for the respective currencies applicable to similar instruments.

The Company manages its debt portfolio to achieve an overall desired position of fixed and floating rates and employs interest rate swaps as a tool to achieve that goal. At December 31, 2011, the Company was a party to three interest rate swaps which effectively reduce the Company's rate on $400.0 million of its 6.375% fixed rate borrowings to an effective fixed interest rate of approximately 5.49% through January 15, 2012, the maturity date of all three swaps. Each of the swaps provide for semiannual interest payments and receipts each January 15 and July 15 and provide for resets of the 3-month LIBOR rate to the then existing rate each January 15, April 15, July 15 and October 15. At December 31, 2011, the fair value of the interest rate swaps was reflected on the Company's consolidated balance sheet as an asset with the change in the fair value of the swaps reflected as an adjustment to the Company's consolidated interest expense.

Total gross volume bought (sold) by notional currency and maturity date on open derivative contracts at December 31, 2011 was as follows:

	Notional Amount Swaps	Notional Amount - Buy			Notional Amount - Sell		
(in millions)	2012	2012	2013	Total	2012	2013	Total
FX Forward Contracts							
Notional currency in:							
EUR	–	123.7	11.3	135.0	(25.2)	–	(25.2)
GBP	–	34.0	–	34.0	(16.2)	–	(16.2)
RON	–	–	–	–	(10.0)	–	(10.0)
NOK	–	90.0	–	90.0	(37.2)	–	(37.2)
SGD	–	13.2	–	13.2	–	–	–
USD	–	48.5	–	48.5	(88.9)	(6.7)	(95.6)
Interest Rate Swaps							
USD	800.0	–	–	–	–	–	–

The fair values of derivative financial instruments recorded in the Company's Consolidated Balance Sheets were as follows:

	DECEMBER 31,			
	2011		2010	
(dollars in millions)	**Assets**	**Liabilities**	**Assets**	**Liabilities**
Derivatives designated as hedges:				
Foreign exchange contracts –				
Current	**$ 1.9**	**$ 7.0**	$ 0.7	$ 1.8
Non-current	**–**	**0.6**	–	–
Total derivatives designated as hedges	**1.9**	**7.6**	0.7	1.8
Derivatives not designated as hedges:				
Foreign exchange contracts –				
Current	**2.5**	**10.6**	1.4	–
Non-current	**–**	**–**	–	–
Interest rate swaps –				
Current	**1.4**	**–**	–	–
Non-current	**–**	**–**	4.8	–
Total derivatives not designated as hedges	**3.9**	**10.6**	6.2	–
Total derivatives	**$ 5.8**	**$ 18.2**	$ 6.9	$ 1.8

The effects of derivative financial instruments on the Company's consolidated financial statements for the years ended December 31, 2011 and December 31, 2010 were as follows *(dollars in millions)*:

	EFFECTIVE PORTION						
Derivatives in Cash Flow Hedging Relationships	**Amount of Pre-Tax Gain (Loss) Recognized in OCI on Derivatives at December 31,**			**Location of Gain (Loss) Reclassified from Accumulated OCI into Income**	**Amount of Gain (Loss) Reclassified from Accumulated OCI into Income at December 31,**		
	2011	**2010**	**2009**		**2011**	**2010**	**2009**
Foreign exchange contracts	**$ (6.3)**	$ (9.0)	$ 17.9	Revenues	**$ 2.2**	$ (4.9)	$ (17.3)
				Cost of Goods sold	**(9.4)**	(11.8)	(8.4)
				Depreciation expense	**(0.1)**	(0.1)	(0.1)
	$ (6.3)	$ (9.0)	$ 17.9		**$ (7.3)**	$ (16.8)	$ (25.8)

The amount of pre-tax gain (loss) from the ineffective portion of derivatives designated as hedging instruments and from derivatives not designated as hedging instruments was:

	YEAR ENDED DECEMBER 31,		
(dollars in millions)	**2011**	**2010**	**2009**
Derivatives designated as hedging instruments:			
Foreign currency contracts –			
Cost of sales	**$ (0.8)**	$ (0.7)	$ 2.8
Derivatives not designated as hedging instruments:			
Foreign currency contracts –			
Cost of sales	**(0.5)**	2.7	1.1
Other costs	**(9.3)**	–	–
Equity call options -			
Other costs	**(12.2)**	–	–
Interest rate swaps -			
Interest, net	**(0.2)**	7.2	1.2
Total pre-tax gain (loss)	**$ (23.0)**	$ 9.2	$ 5.1

Note 19: Contingencies

The Company is subject to a number of contingencies, including litigation, tax contingencies and environmental matters.

Deepwater Horizon Matter

A blowout preventer ("BOP") originally manufactured by the Company and delivered in 2001, and for which the Company was one of the suppliers of spare parts and repair services, was deployed by the drilling rig *Deepwater Horizon* when the rig experienced an explosion and fire resulting in bodily injuries and loss of life, the loss of the rig, and an unprecedented discharge of hydrocarbons into the Gulf of Mexico.

The Company was named as one of a number of defendants in over 350 suits asserting claims for personal injury, wrongful death, property damage, pollution and economic damages. Most of these suits were consolidated into a single proceeding before a single Federal judge under rules governing multi-district litigation. The consolidated case is styled: *In Re: Oil Spill by the Oil Rig "Deep Water Horizon" in the Gulf of Mexico on April 20, 2010*, MDL Docket No. 2179. In addition, the defendants, including BP p.l.c. and certain of its subsidiaries, the operator and lease holder of Mississippi Canyon Block 252, Transocean Ltd. and certain of its affiliates, the rig owner and operator, Halliburton and the Company all asserted cross-claims against each other. There are also a small number of cases filed in state courts which were not made part of the MDL proceedings. The States of Alabama and Louisiana brought a claim for destruction of and/or harm to natural resources against those associated with this incident, including Cameron. The United States brought suit against BP and certain other parties associated with this incident for recovery under statutes such as the Oil Pollution Act of 1990 (OPA) and the Clean Water Act, which suit has been made part of the MDL proceedings. The Company was not named as a defendant in this suit. A shareholder derivative suit, *Berzner vs. Erikson, et al.*, Cause No. 2010-71817, 190th District Court of Harris County, Texas, has been filed against the Company's directors in connection with this incident and its aftermath alleging the Company's directors failed to exercise their fiduciary duties regarding the safety and efficacy of its products.

On December 15, 2011, the Company entered into an agreement with BP Exploration and Production Inc. (BPXP), guaranteed by BP Corporation North America Inc., pursuant to which BPXP agreed to indemnify the Company for any and all current and future compensatory claims and to pay on behalf of the Company any and all such claims associated with or arising out of the Deepwater Horizon incident the Company otherwise would have been obligated to pay, including claims arising under the Oil Pollution Act, claims for natural resource damages and associated damage-assessment costs, and other claims arising from third parties. The agreement does not provide indemnification of the Company against any fines, penalties, punitive damages or certain other potential non-compensatory claims levied on or awarded against Cameron individually, none of which Cameron presently considers to be a material financial risk.

Under the terms of the agreement, in return for this indemnity and obligation to pay, as well as a mutual release of claims, the Company paid $250 million to BPXP in January 2012, approximately $167.5 million of which was funded by Cameron's insurers.

Through December 31, 2011, the Company expensed legal fees of $73.2 million, including $13.9 million for estimated future costs of defense. The Company is pursuing claims for an additional $50 million against one insurer which did not consent to and participate in the funding of the indemnity and settlement agreement.

Other Litigation

The Company has been and continues to be named as a defendant in a number of multi-defendant, multi-plaintiff tort lawsuits. At December 31, 2011, the Company's consolidated balance sheet included a liability of approximately $8.9 million for such cases. The Company believes, based on its review of the facts and law, that the potential exposure from these suits will not have a material adverse effect on its consolidated results of operations, financial condition or liquidity.

Tax Contingencies

The Company has legal entities in over 50 countries. As a result, the Company is subject to various tax filing requirements in these countries. The Company prepares its tax filings in a manner which it believes is consistent with such filing requirements. However, some of the tax laws and regulations to which the Company is subject require interpretation and/or judgment. Although the Company believes the tax liabilities for periods ending on or before the balance sheet date have been adequately provided for in the financial statements, to the extent a taxing authority believes the Company has not prepared its tax filings in accordance with the authority's interpretation of the tax laws and regulations, the Company could be exposed to additional taxes.

Environmental Matters

The Company is currently identified as a potentially responsible party (PRP) with respect to two sites designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) or similar state laws. One of these sites is Osborne, Pennsylvania (a landfill into which a predecessor of the PCS operation in Grove City, Pennsylvania deposited waste), where remediation is complete and remaining costs relate to ongoing ground water treatment and monitoring. The other is believed to be a de minimis exposure. The Company is also engaged in site cleanup under the Voluntary Cleanup Plan of the Texas Commission on Environmental Quality at former manufacturing locations in Houston and Missouri City, Texas. Additionally, the Company has discontinued operations at a number of other sites which have been active for many years. The Company does not believe, based upon information currently available, that there are any material environmental liabilities existing at these locations. At December 31, 2011, the Company's consolidated balance sheet included a noncurrent liability of approximately $5.6 million for environmental matters.

In 2001, the Company discovered that contaminated underground water from the former manufacturing site in Houston referenced above had migrated under an adjacent residential area. Pursuant to applicable state regulations, the Company notified the affected homeowners. Concerns over the impact on property values of the underground water contamination and its public disclosure led to a number of claims by homeowners. The Company has settled these claims, primarily as a result of the settlement of a class action lawsuit, and is obligated to reimburse 197 homeowners for any diminution in value of their property due to contamination concerns at the time of the property's sale.

Based upon 2009 testing results of monitoring wells on the southeastern border of the plume, the Company notified 33 homeowners whose property is adjacent to the class area that their property may be affected. The Company is taking remedial measures to prevent these properties from being affected.

The Company believes, based on its review of the facts and law, that any potential exposure from existing agreements as well as any possible new claims that may be filed with respect to this underground water contamination will not have a material adverse effect on its financial position or results of operations. The Company's consolidated balance sheet included a liability of approximately $11.9 million for these matters as of December 31, 2011.

Other Contingencies

The Company has been assessed with approximately $51.0 million of additional customs duties, penalties and interest by the government of Brazil as a result of the current customs audit for the years 2003-2010. The Company has identified numerous errors in the assessment; the government has not provided appropriate supporting documentation for the assessment, and the Company believes a vast majority of this assessment will ultimately be proven to be incorrect. As a result, the Company currently expects no material adverse impact on its results of operations or cash flows as a result of the ultimate resolution of this matter. No amounts have been accrued for this assessment as of December 31, 2011 as no loss is currently considered probable.

Note 20: Unaudited Quarterly Operating Results

Unaudited quarterly operating results were as follows:

	2011 (QUARTER ENDED)			
(dollars in millions, except per share data)	**March 31,**	**June 30,**	**September 30,**	**December 31,**
Revenues	**$ 1,501.3**	**$ 1,741.1**	**$ 1,685.9**	**$ 2,030.7**
Revenues less cost of sales *(exclusive of depreciation and amortization)*	**$ 443.4**	**$ 527.7**	**$ 549.3**	**$ 600.2**
Other costs	**$ 8.9**	**$ 20.1**	**$ 34.2**	**$ 114.2**
Net income	**$ 109.5**	**$ 148.0**	**$ 164.5**	**$ 99.9**
Earnings per share:				
Basic	**$ 0.45**	**$ 0.60**	**$ 0.67**	**$ 0.41**
Diluted	**$ 0.43**	**$ 0.59**	**$ 0.67**	**$ 0.40**

	2010 (QUARTER ENDED)			
(dollars in millions, except per share data)	**March 31,**	**June 30,**	**September 30,**	**December 31,**
Revenues	$ 1,346.7	$ 1,452.7	$ 1,527.1	$ 1,808.3
Revenues less cost of sales *(exclusive of depreciation and amortization)*	$ 432.6	$ 468.0	$ 478.4	$ 543.4
Other costs	$ 10.3	$ 18.4	$ 10.4	$ 8.1
Net income	$ 120.4	$ 129.2	$ 148.7	$ 164.6
Earnings per share:				
Basic	$ 0.49	$ 0.53	$ 0.61	$ 0.68
Diluted	$ 0.48	$ 0.52	$ 0.61	$ 0.66

Selected Consolidated Historical Financial Data of Cameron International Corporation

The following table sets forth selected historical financial data for the Company for each of the five years in the period ended December 31, 2011. This information should be read in conjunction with the consolidated financial statements of the Company and notes thereto included elsewhere in this Annual Report.

	YEAR ENDED DECEMBER 31,				
(dollars in millions, except per share data)	**2011**	**2010**	**2009**	**2008**	**2007**
Income Statement Data:					
Revenues	**$ 6,959.0**	$ 6,134.8	$ 5,223.2	$ 5,848.9	$ 4,666.4
Costs and expenses:					
Cost of sales *(exclusive of depreciation and amortization shown separately below)*	**4,838.4**	4,212.4	3,540.1	4,127.9	3,242.2
Selling and administrative expenses	**1,001.5**	862.3	715.6	668.3	577.6
Depreciation and amortization	**206.6**	201.6	156.6	132.1	109.8
Interest, net	**84.0**	78.0	86.5	43.0	13.1
Other costs	**177.4**	47.2	81.6	–	–
Charge for pension plan termination	**–**	–	–	26.2	35.7
Total costs and expenses	**6,307.9**	5,401.5	4,580.4	4,997.5	3,978.4
Income before income taxes	**651.1**	733.3	642.8	851.4	688.0
Income tax provision	**(129.2)**	(170.4)	(167.3)	(270.7)	(199.8)
Net income	**$ 521.9**	$ 562.9	$ 475.5	$ 580.7	$ 488.2
Basic earnings per share	**$ 2.13**	$ 2.32	$ 2.15	$ 2.67	$ 2.23
Diluted earnings per share	**$ 2.09**	$ 2.27	$ 2.11	$ 2.54	$ 2.11
Balance Sheet Data (at the end of period):					
Total assets	**$ 9,361.7**	$ 8,005.1	$ 7,725.4	$ 5,902.4	$ 4,730.8
Stockholders' equity	**$ 4,707.4**	$ 4,392.4	$ 3,919.7	$ 2,344.5	$ 2,133.7
Long-term debt	**$ 1,574.2**	$ 772.9	$ 1,232.3	$ 1,218.6	$ 682.4
Other long-term obligations	**$ 399.8**	$ 265.9	$ 277.1	$ 228.0	$ 221.8

Reconciliation of GAAP to Non-GAAP Financial Information

	YEAR ENDED DECEMBER 31, 2011				
(dollars in millions)	**Drilling & Production Systems**	**Valves & Measurement**	**Process & Compression Systems**	**Corporate**	**Total**
Income (loss) before income taxes	**$ 685.6**	**$ 294.1**	**$ 116.0**	**$ (444.6)**	**$ 651.1**
Depreciation and amortization	**111.4**	**40.3**	**37.9**	**17.0**	**206.6**
Interest, net	**–**	**–**	**–**	**84.0**	**84.0**
Other costs[1]	**–**	**–**	**–**	**177.4**	**177.4**
EBITDA, excluding charges	**$ 797.0**	**$ 334.4**	**$ 153.9**	**$ (166.2)**	**$1,119.1**
EBITDA *(as a percent of revenues)*	**19.6%**	**20.1%**	**12.5%**	**N/A**	**16.1%**

	YEAR ENDED DECEMBER 31, 2010				
(dollars in millions)	**Drilling & Production Systems**	**Valves & Measurement**	**Process & Compression Systems**	**Corporate**	**Total**
Income (loss) before income taxes	$ 666.7	$ 188.0	$ 131.9	$ (253.3)	$ 733.3
Depreciation and amortization	93.0	42.4	54.9	11.3	201.6
Interest, net	–	–	–	78.0	78.0
Other costs[1]	–	–	–	47.2	47.2
EBITDA, excluding charges	$ 759.7	$ 230.4	$ 186.8	$ (116.8)	$ 1,060.1
EBITDA *(as a percent of revenues)*	20.4%	18.1%	16.3%	N/A	17.3%

	YEAR ENDED DECEMBER 31, 2009				
(dollars in millions)	**Drilling & Production Systems**	**Valves & Measurement**	**Process & Compression Systems**	**Corporate**	**Total**
Income (loss) before income taxes	$ 574.7	$ 211.3	$ 147.4	$ (290.6)	$ 642.8
Depreciation and amortization	84.8	36.2	22.0	13.6	156.6
Interest, net	–	–	–	86.5	86.5
Other costs[1]	–	–	–	81.6	81.6
EBITDA, excluding charges	$ 659.5	$ 247.5	$ 169.4	$ (108.9)	$ 967.5
EBITDA *(as a percent of revenues)*	21.2%	20.7%	18.5%	N/A	18.5%

[1] See Note 3 of the Notes to Consolidated Financial Statements.

	YEAR ENDED DECEMBER 31,					
	2011[2]		2010[3]		2009[4]	
(dollars in millions)	**After Tax**	**Diluted EPS**	**After Tax**	**Diluted EPS**	**After Tax**	**Dilute EPS**
Net income, as reported	**$ 521.9**	**$ 2.09**	$ 562.9	$ 2.27	$ 475.5	$ 2.11
Adjustments:						
Costs associated with the Deepwater Horizon matter	**114.8**	**0.47**	9.6	0.04	–	–
NATCO acquisition integration costs	–	–	16.9	0.07	–	–
Mark-to-market impact on currency derivatives not designated as accounting hedges	**7.5**	**0.03**	–	–	–	–
Costs associated with retiring the 2.5% convertible debentures	**11.6**	**0.05**	–	–	–	–
Severance, acquisition and other restructuring costs	**8.3**	**0.03**	9.8	0.04	60.4	0.27
Net income, excluding charges	**$ 664.1**	**$ 2.67**	$ 599.2	$ 2.42	$ 535.9	$ 2.38

(2) Individual adjustments assume a 19.8% effective tax rate and 249.2 million diluted shares.
(3) Individual adjustments assume a 23.2% effective tax rate and 247.5 million diluted shares.
(4) Individual adjustments assume a 26.0% effective tax rate and 225.0 million diluted shares.

Earnings before interest, taxes, depreciation and amortization expense (EBITDA), excluding charges, and adjusted EPS (excluding charges), are non-GAAP financial measures. Accordingly, this schedule provides a reconciliation of EBITDA, excluding charges, and adjusted EPS to the most directly comparable financial measures calculated and presented in accordance with Generally Accepted Accounting Principles in the United States (GAAP). The Company believes the presentation of EBITDA, excluding charges, and adjusted EPS are useful to the Company's investors because (i) EBITDA, excluding charges, is an appropriate measure of evaluating the Company's operating performance and liquidity that reflects the resources available for strategic opportunities including, among others, investing in the business, strengthening the balance sheet, repurchasing the Company's securities and making strategic acquisitions and (ii) adjusted EPS is useful in analyzing the Company's on-going earnings potential and understanding certain significant items impacting the comparability of the Company's results.
In addition, EBITDA, excluding charges, and adjusted EPS are widely used benchmarks in the investment community. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the Company's financial results prepared in accordance with GAAP.

STOCKHOLDER RETURN PERFORMANCE GRAPH

Five-Year Graph

The graph below shows the cumulative total stockholder return on the Company's Common Stock from December 31, 2006 to December 31, 2011 and compares it with the cumulative total return of the Standard & Poor's Composite 500 Stock Index and the weighted-average (based on stock market capitalization) cumulative total return of a Peer Group selected by the Company. The Peer Group includes Baker Hughes Incorporated, FMC Technologies, Inc., Halliburton Company, National Oilwell Varco, Inc., Schlumberger Limited and Weatherford International, Inc. Each case assumes an investment of $100 on December 31, 2006 and the reinvestment of any dividends, and the points on the graph represent the value of each of these investments at the end of each year shown.



$250
$200
$150
$100
$50
$0
12 / 31 / 2006
12 / 31 / 2007
12 / 31 / 2008
12 / 31 / 2009
12 / 31 / 2010
12 / 31 / 2011
CAM
S&P 500
Peer Group

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STOCKHOLDER INFORMATION

Transfer Agent and Registrar

General correspondence about your shares should be addressed to:

Computershare Trust Company, N.A.
Shareholder Services
P.O. Box 43078
Providence, RI 43078-3078
Website: www.computershare.com

Telephone inquiries can be made to the Telephone Response Center at (781) 575-2725, Monday through Friday, 8:30 A.M. to 7:00 P.M., Eastern Time.

Additional Stockholder Assistance

For additional assistance regarding your holdings, write to:

Corporate Secretary
Cameron International Corporation
1333 West Loop South, Suite 1700
Houston, Texas 77027
Telephone: (713) 513-3322

Annual Meeting

The Annual Meeting of Stockholders will be held at 10:00 A.M., Friday, May 11, 2012, at the Company's corporate headquarters in Houston, Texas. A meeting notice and proxy materials are being mailed to all stockholders of record on March 16, 2012.

Certifications

The Company filed with the Securities and Exchange Commission, as Exhibit 31 to its Annual Report on Form 10-K for the 2011 fiscal year, certifications of its Chief Executive Officer and Chief Financial Officer regarding the quality of the Company's public disclosures. The Company also submitted to the New York Stock Exchange (NYSE) the previous year's certification of its Chief Executive Officer certifying that he was not aware of any violations by the Company of the NYSE corporate governance listing standards.

Stockholders of Record

The approximate number of record holders of Cameron International Corporation common stock was 961 as of February 10, 2012.

Common Stock Prices

Cameron International Corporation common stock is listed on the New York Stock Exchange under the symbol CAM. The trading activity during 2011 and 2010 was as follows:

2011	HIGH	LOW	LAST
First Quarter	**$ 63.16**	**$ 47.66**	**$ 57.10**
Second Quarter	**57.85**	**42.75**	**50.29**
Third Quarter	**58.50**	**41.54**	**41.54**
Fourth Quarter	**55.15**	**38.77**	**49.19**

2010	HIGH	LOW	LAST
First Quarter	$ 45.43	$ 35.98	$ 42.86
Second Quarter	47.44	31.86	32.52
Third Quarter	44.50	31.42	42.96
Fourth Quarter	51.71	41.34	50.73

The following documents are available on the Company's website at **www.c-a-m.com**:

- *The Company's filings with the Securities and Exchange Commission (SEC).*
- *The charters of the Committees of the Board.*
- *Other documents that may be required to be made so available by the SEC or the New York Stock Exchange.*

DIRECTORS

C. Baker Cunningham
Former President and Chief Executive Officer
Belden CDT Inc.
St. Louis, Missouri

Sheldon R. Erikson
Former Chairman of the Board
Cameron
Houston, Texas

Peter J. Fluor
Chairman and Chief Executive Officer
Texas Crude Energy, Inc.
Houston, Texas

Douglas L. Foshee
Chairman, President and Chief Executive Officer
El Paso Corporation
Houston, Texas

Rodolfo Landim
Controlling Partner and Managing Director
Mare Investments S.A.
Rio de Janeiro, Brazil

Jack B. Moore
Chairman, President and Chief Executive Officer
Cameron
Houston, Texas

Michael E. Patrick
Investor
Dallas, Texas

Jon Erik Reinhardsen
President and Chief Executive Officer
Petroleum Geo-Services ASA
Lysaker, Norway

David Ross
Presiding Director, Investor
Houston, Texas

Bruce W. Wilkinson
Former Chairman and Chief Executive Officer
McDermott International, Inc.
Houston, Texas

OFFICERS

Jack B. Moore
Chairman, President and Chief Executive Officer

John D. Carne
President, Drilling & Production
Executive Vice President & Chief Operating Officer

William C. Lemmer
Senior Vice President and General Counsel

Charles M. Sledge
Senior Vice President and Chief Financial Officer

James E. Wright
Senior Vice President, President Valves & Measurement

Christopher Krummel
Vice President, Chief Accounting Officer

Jeffrey G. Altamari
Vice President, Investor Relations

Glenn J. Chiasson
Vice President, President Drilling Systems

Gary M. Halverson
Vice President, President Surface Systems

H. Keith Jennings
Vice President and Treasurer

Roslyn R. Larkey
Vice President, Human Resources

Joseph H. Mongrain
Vice President, President Process & Compression Systems

Owen A. Serjeant
Vice President, President Subsea Systems

Edward E. Will
Vice President, Marketing and Strategy

Grace B. Holmes
Corporate Secretary and Chief Governance Officer



Designed by Origin, Houston, TX
WWW.ORIGINACTION.COM



CAMERON

1333 West Loop South, Suite 1700
Houston, Texas 77027
713.513.3300

www.c-a-m.com